12/12


06019336

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Redflex Holdings Ltd.

*CURRENT ADDRESS

PROCESSED

DEC 20 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 34862 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: [signature]

DAT : 12/18/06

ARIS
6-30-06

REDFLEX HOLDINGS LIMITED
ANNUAL REPORT
FINANCIAL YEAR 2006

SUPPL

CORPORATE INFORMATION

Redflex Holdings Limited is a company limited by shares and is incorporated and domiciled in Australia. Redflex Holdings Limited has prepared a consolidated financial report incorporating the entities that it controlled during the year and as detailed in Note 22 to the accounts.

The consolidated entity employed 329 employees as at 30 June 2006 (2005: 270 employees).

Your directors submit their report for the year ended 30 June 2006.

DIRECTORS

The names and details of the company's directors in office during the financial year and until the date of this report are as follows:

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience, and special responsibilities

CHRISTOPHER COOPER - L.L.B., B.Com. (Non-executive Chairman)

Mr Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial real estate development, and investment management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr Cooper is also a principal and agent manager for significant share investment portfolios and a director and manager of numerous private investment companies and trusts. During the last three years Mr Cooper has not been a director in any other listed public companies.

ROBIN DEBERNARDI - (Non-executive director)

Mr Debernardi is a prominent businessman who has had significant success in a diverse range of businesses. His achievements include the creation of a product range within the horticultural industry, which continues to boast household name recognition decades later.

Mr Debernardi has enjoyed further successes in the arena of commercial and rural property development in Victoria and Queensland. He brings substantial experience in assisting companies involved in high growth phases of their development, and currently carries the role of Chairman of the Redflex Remuneration Committee; a key role in the future development of the company. During the last three years Mr Debernardi has not been a director in any other listed public companies.

PETER LEWINSKY – B Ec, MBA, FCA, FSIA – (Non-executive director)

Mr Lewinsky has conducted a private investment banking and corporate advisory practice since 1991 following 12 years investment banking and stockbroking experience both in Australia and internationally. Mr Lewinsky has undertaken a range of corporate finance transactions and managed a number of major projects for the boards and shareholders of public, private and government organizations drawing on his experience in chartered accountancy, investment banking, stockbroking and private practice.

Over the last 10 years Mr Lewinsky has held a number of board and audit committee appointments for public, private and government organisations. During the last four years Mr Lewinsky previously held a position as a non-executive director of Australian Wealth Management Limited (since February 2005), a publicly listed company.

BRUCE HIGGINS -B Eng (Elec), MBA, FAIC – (Non-executive director)

Mr Higgins has a background and experience as a company director and chief executive both within Australia and internationally, spanning 25 years in diverse companies ranging from technology and professional services, to control and automation and defence and aerospace businesses. Mr Higgins was the recipient of Ernst & Young Entrepreneur of the Year award in the Southern California region-June 2005 and was previously admitted to Honeywell's highest recognition "President Club" for outstanding management and team leadership over a decade.

Mr Higgins has studied competitive advantage with Harvard University and has a Bachelor Degree in Electronic Engineering, Master of Business Administration in Technology Management and is a Fellow of the Australian Institute of Company Directors.

Mr Higgins was President and CEO of Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings, based in the USA corporate offices in Scottsdale Arizona, and led the Redflex Traffic Systems business globally from August 2001 to December 2005 and remains on the board of Redflex Holdings Limited as a Non-executive director. During the last three years Mr Higgins has not been a director in any other listed public company, except for his recent appointment to the board of XTEK Limited (ASX XTE).

DIRECTORS' REPORT

GRAHAM DAVIE – BSc, Grad Dip Mil Av- (Chief Executive Officer)

Mr Davie is the Chief Executive Officer of the group and has previously held the position of Managing Director of the Communications business since 1993. He has had ten years experience with the RAAF in engineering design and development, maintenance engineering, software development and support, specification of major systems, and project management.

His expertise also includes airborne avionics, flight simulation, avionics automatic test equipment, air traffic control communications and control systems, airport information display systems, and development of graphics software and system support. During the last three years Mr Davie has not been a director in any other listed public companies.

Company Secretary

MARILYN STEPHENS

Ms Stephens has been the Company Secretary of Redflex Holdings Limited since it listed on the Australian Stock Exchange in February 1997. Prior to that Ms Stephens was the Company Secretary and Administration Manager to various companies within the Redflex Group for a period of 12 years.

Directors' Interests in shares and options of the company

As at the date of this report, the interests of the directors in the share capital and options of Redflex Holdings Limited were:

Director	Relevant Interest over Ordinary Shares	Number of Options over Ordinary Shares
Christopher Cooper	990,996	0
Robin Debernardi	3,255,264	0
Peter Lewinsky	44,716	0
Bruce Higgins	32,502	0
Graham Davie	1,298,230	0

DIVIDENDS

The company did not propose or pay any dividends in the year ended 30 June 2006 (2005 – Nil).

PRINCIPAL ACTIVITIES

The principal activities during the financial year of entities within the consolidated entity were:

1. Provision of red light and speed photo enforcement systems and back office processing services for cities and other municipalities within the USA by Redflex Traffic Systems Inc;
2. Continuing development and commercialisation of traffic image processing software and associated traffic violation management systems and hardware by Redflex Traffic Systems Pty Ltd;
3. Development and commercialisation of technologies associated with voice and data digital switching and related communications systems by Redflex Communication Systems Pty Ltd.

Other than the proposed divestment of the Communications business disclosed in the financial report as operations classified as a disposal group held for sale, there has been no other significant change to these activities during the year.

OPERATING AND FINANCIAL REVIEW

Group Overview

Redflex Holdings Limited has been in business since 1995. The company was originally involved in a number of research and development activities and was listed on the Australian Stock Exchange in February 1997.

The company was involved in four different areas of development, and over the last four years this has been reduced to the two lines of technology which form the principal activities of the business. After listing, the initial success of the Group related to the Communications business which is involved in the design, integration and installation of voice and data switching technologies, primarily for the defence and commercial markets. The business is predominantly project based and subject to the peaks and troughs associated with being a project business in this industry.

Over the last few years, the digital Traffic camera photo enforcement business has been highly successful, with the company now enjoying market leadership in the North American market from a Build Own Operate and Maintain business model (BOOM). This business model is now contracted in 97 cities over 16 states within the USA.

The company also operates from within Australia, a digital Traffic camera photo enforcement business which supplies world markets with camera and back office products. Revenue for this entity arises from sales of product and services.

The digital Traffic camera photo enforcement business is capital intensive and delivers recurring revenues from programs with cities within the USA.

This has now become the core business for the company after the Board decided that the Communications business be offered for sale to allow the full focus and resources of the company to be applied to the digital traffic camera photo enforcement business. The Communications business has therefore been classified as an "operation classified as disposal group for sale".

Traffic Highlights

Revenue increased 42% to $53.6 million from $37.7 million in the financial year ended 30 June 2005 for the red light and speed photo enforcement business. The Traffic division achieved a pretax operating profit of $9.4 million (excluding head office charges), compared with the $9.8 million in the prior year.

The company also recorded an impairment charge of $550,000 relating to non-revenue producing cameras in some programs within our USA Traffic business.

The cash generation from this business unit is evidenced by a 21% increase in EBITDA up from $16.3 million to $19.7 million excluding head office charges.

Redflex Traffic Systems USA business

Redflex Traffic Systems Inc (RTSI) is based in Scottsdale Arizona, is the largest provider of digital red light photo enforcement services in the USA, and operates within the large and diverse USA photo enforcement market via a Build Own Operate Maintain (BOOM) business model.

The number of USA cities under contract since 30 June 2005 increased from 60 cities to 87 as at 30 June 2006, spread across sixteen states, including three new States, Texas, Tennessee and Washington. Installed photo enforcement systems increased from 463 to 667 at year end (204 systems constructed, less 5 systems decommissioned due to legislative restrictions and city requirements). 77 systems were installed in the first half of the financial year and 127 in the second half of the financial year.

Revenue increased 35% to USD31.3 million (AUD40.12 million equivalent) from USD24.2 million (AUD29.72 million equivalent) in 2005, arising predominantly from a 44% increase in the installed camera base.

DIRECTORS' REPORT

Revenue for the red light and speed photo enforcement business was adversely affected by suspensions to some city programs. The company has recorded impairment losses of $550,000 in relation to non-revenue producing cameras (predominantly Virginia and Paramount CA) where the short to medium term likelihood of reinstatement is low. Those affected were:

- The State of Virginia, which previously had legislation allowing the use of photo enforcement cameras, allowed the legislation to expire and has not renewed it. The program in that State, comprising 8 cameras, has now been discontinued.
- Certain cities within North Carolina are covered by legislation determining the distribution of proceeds from camera based fines. A court interpretation of the legislation has created a situation whereby the cities may have to distribute more than the fines collected. There are currently 20 cameras under contracts that have now been suspended from operation pending a challenge to this interpretation. Contract terms have had a time extension added on to the contract term to compensate for the suspension period. The resumption of these programs cannot be influenced directly by Redflex and at this stage is indeterminable.
- Illinois legislation was amended during the year effectively disallowing the use of fixed speed cameras. In addition, the previous restriction allowing red light photo enforcement programs to cities with in excess of 1 million people was lifted. Redflex currently has a contract with one city involving 6 cameras initially established for speed enforcement; these will be converted to red light photo enforcement cameras. The revised contract is expected to be revenue generating from 1 February 2007.
- In Minneapolis, a judge has ruled that current State legislation conflicts with and overrides the local City ordinance. This has caused a suspension on the ability to use photo enforcement technology in its current form in that State. The City has challenged this ruling. If the challenge is unsuccessful the program can potentially be changed from "owner onus" to "driver onus". This would require the addition of face cameras similar to the programs run in some other states. It is expected that this program, which entails 16 cameras, will be reactivated in the future although the timing cannot be specified.

Redflex Traffic Systems Inc invested significant resources and investment into development of new camera systems and technologies during the year. This investment related to both road based sensors and non intrusive based detection systems, for both speed and red light applications and high resolution digital camera systems that lead the market in system performance.

Redflex Traffic Systems Pty Ltd (RTSPL) Traffic business - (Non USA - Australia, Europe, Asia and South Africa)

In Australia, Redflex is the market leader for photo enforcement products.

Revenue generated from sales of camera systems to third party customers increased 104% to $11.6 million from $5.7 million in the prior year.

In addition the company manufactured over 300 camera heads for use in the RTSI USA BOOM business.

During the year Redflex was selected to install Speed Enforcement Camera systems on the Geelong Road in Victoria. The systems were installed and became operational in January. Redflex also completed the trial of the Point-to-Point Speed detection systems in New South Wales. A similar project is being installed in Victoria and highlights the future potential of this product.

Work also continues on the $3 million contract with the Western Australia Police Service. Redflex is writing a full back-office for all traffic enforcement activities, which effectively networks all steps of the enforcement process and allows more operator efficiencies across the system. The system has passed phase 1 testing and is in use. Work will be completed on the system in the next financial year.

Our development program continues to target development of products to maintain and extend our competitive position. The total number of systems and software supported under maintenance contracts in Australia has grown to in excess of 200 systems.

Red light/Speed combination units were also installed in Victoria as further orders were received for an additional 26 units.

The company won its first major order with the South Australian government for the supply of Red light/Speed combination cameras.

Redflex Communications Systems

Redflex Communications Systems Pty Ltd had a particularly strong first half in the year ended 30 June 2006, contributing to a strong full year pretax profit (excluding head office charges) of $6.0 million on revenues of $17.5 million. This represents a profit increase of $4.7 million on the 2005 result.

The result was significantly affected by a $46 million contract with Lockheed Martin to provide communications systems to supply voice and communications equipment for the Federal Aviation Administration's Flight Service Stations of the 21st Century (FS21) Project. This contract was received in July 2005 and reached ~35% completion in the first half of the financial year, at which time the customer used a "Termination for Convenience" clause within the contract to cancel the contract.

Despite receiving a substantial profit on the contract termination, the business had to be downsized to the size of operation it was prior to that contract win. Accordingly the second half of the financial year was adversely affected with the business only now starting to enjoy a more determinable pipeline of work.

The revenue increase can be attributed to the growing number of successful installations and the commercialisation of the Switch*plus* Generation III product, despite the effect of the FS21 contract cancellation.

Redflex has continued the progress with its third generation voice communications product with support from an Australian Government START grant. The development is now more than 95% complete, and the balance of the $2.6 million grant and our development activity will be fully utilised to complete the project early in the next financial year.

The Communications business has been offered for sale to allow the full focus and resources of the company to be applied to the digital traffic camera photo enforcement business. The Communications business has therefore been classified as an "operation classified as disposal group for sale".

OPERATING RESULTS FOR THE YEAR

The company showed revenue from continuing operations of $54.1 which was up 43% on the previous financial year (2005: $37.9 million). The increase in revenue was predominantly due to an increase in the number of revenue generating camera installations within our USA Build Own Operate and Maintain business. The operations classified as a disposal group held for sale contributed significantly to the Group result; however those results were impacted by the FS21 contract that has adversely affected performance in the second half of the year ended 30 June 2006.

The consolidated operating profit of the consolidated entity for the year ended 30 June 2006 after income tax was $8,655,924 (2005: $6,921,000).

The operating loss of Redflex Holdings Limited for the year ended 30 June 2006 after income tax was $74,637 (2005: loss of $804,441).

The net profit from operations reconciles to net profit from continuing operations as follows:

	2006 $000	2005 $000	% change
Net profit from total operations	9,206	6,921	33.0%
Less Net profit from operations classified as a disposal group held for sale	4,183	855	
Less Impairment loss	550	0	
Net profit from continuing activities	**4,473**	**6,066**	**(26.3%)**

DIRECTORS' REPORT

Revenue and pretax results were generated from the primary business segments as follows:

	2006	
	Revenues	Pretax Results
Business Segments	**$000**	**$000**
Redflex Traffic Systems Inc	41,956	6,147
Redflex Traffic Systems Pty Ltd	11,627	3,278
Redflex Holdings Limited	557	(3,052)
Operations classified as a disposal group held for sale	17,502	5,831
Finance Charges (net)	0	(435)
Pretax profit	**71,642**	**11,769**

Revenue was generated from the secondary geographical business segments as follows:

Geographical Segments - revenue	**2006 $000**	**2005 $000**
Australia	10,159	7,671
United States	56,923	35,192
Unallocated	4,560	3,469
	71,642	**46,332**
Operations classified as a disposal group held for sale	(17,502)	(8,389)
Consolidated entity sales from ordinary activities before income tax expense excluding operations classified as a disposal group held for sale and non-segment revenues	**54,140**	**37,943**

Segment revenue reconciles to revenue from total operations as follows:

Revenue	**First half $000**	**Second half $000**	**2006 $000**	**2005 $000**	**% change**
Revenue from continuing activities					
USA Traffic business	17,582	24,374	41,956	32,051	31%
Australian traffic business	5,457	6,170	11,627	5,677	105%
Head Office Interest income	384	173	557	215	
Total Revenue from continuing activities	**23,423**	**30,717**	**54,140**	**37,943**	
Revenue from Communications business	13,163	4,339	17,502	8,389	
Revenue from total operations	**36,586**	**35,056**	**71,642**	**46,332**	**55%**

The earnings before interest, tax, depreciation and amortisation (EBITDA) reconciles to EBITDA from total operations as follows:

EBITDA	First half $000	Second half $000	2006 $000	2005 $000	% change
EBITDA from Traffic business	8,814	11,444	20,258	16,325	24%
Head Office costs	(1,600)	(1,422)	(3,022)	(2,299)	
Impairment charge	0	(550)	(550)	0	
	7,214	**9,472**	**16,686**	**14,026**	
EBITDA from Communications business	6,111	809	6,920	2,325	198%
EBITDA	**13,325**	**10,281**	**23,606**	**16,351**	**44%**

The net profit from operations reconciles to net profit from total operations as follows:

PreTax Profit	First half $000	Second half $000	2006 $000	2005 $000	% change
Net profit from Traffic business	3,785	5,634	9,419	9,505	(1%)
Head Office costs	(1,165)	(1,887)	(3,052)	(2,370)	
Impairment charge	0	(550)	(550)	0	
	2,620	**3,197**	**5,817**	**7,135**	
Net profit from Communications business	5,725	227	5,952	1,222	
Net profit from total operations	**8,345**	**3,424**	**11,769**	**8,357**	**41%**

The net profit after tax reconciles to net profit from total operations as follows:

After Tax Profit	First half $000	Second half $000	2006 $000	2005 $000	% change
Net profit from continuing activities	1,400	3,073	4,473	6,066	(26%)
Net profit from Communications business	4,277	(94)	4,183	855	
Net profit from total operations	**5,677**	**2,979**	**8,656**	**6,921**	**25%**

Shareholder returns

The Group is pleased to report that the operating results before operations classified as a disposal group held for sale show substantial improvement over the prior year although not necessarily evident in the current share price. The significant improvement in most financial measures for the current year shows the following:

	2006	2005	2004	2003
Basic earning per share (cents)	9.96	8.20	4.36	(6.60)
Net Tangible Asset backing per share (cents)	75.6	59.3	53.7	52.6
Return on assets (%)	7.6	8.2	5.6	(8.3)
Return on equity (%)	12.0	11.8	6.7	(10.2)
Net Debt/equity ratio (%)	59.1	43.7	20.3	22.2
Available franking credits ($000)	3,511	253	0	0

The current share price does not necessarily reflect our improved performance. Legislative and political concerns within our USA Traffic operation have adversely affected our capacity to maximize revenue from the installed base of cameras within contracted cities in the USA. This has caused a temporarily suspension of some of these programs involving up to 60 camera systems. We believe the share price has been adversely affected by this event, despite increasing our rate of new camera installations to record levels. Note that 2003 and 2004 measures are on a pre AIFRS basis.

DIRECTORS' REPORT

Liquidity and capital resources

The consolidated cash flow statement illustrates that there was an increase in cash and cash equivalents in the year ended 30 June 2006 of $3.9 million. (2005: $5.8 million). The increase in cash-flow compared to prior year is caused by a number of factors.

Operating activities generated $20.4 million of net cash in-flows. The increase in comparison to 30 June 2005 related to the highly profitable operating result for the Communications division. A substantial contract was terminated mid-term by a customer under a "Termination for Convenience" clause within the contract.

This net increase in the cash flow from operating activities is offset by a net increase in the cash used for investing activities of $26.6 million, which was mainly attributable to the successful installation of 204 camera systems under the build own, operate and maintain business in the USA Traffic division.

There was also an increase in cash flow from financing activities during the year arising from increased borrowings from our USA based bankers.

Asset and Capital structure

	Continuing operations	Operations classified as a disposal group held for sale	Total operations	
	2006	2006	2006	2005
	$000	$000	$000	$000
Interest bearing borrowings	(22,070)	0	(22,070)	(12,676)
Cash and short term deposits	11,564	653	12,217	8,344
Net debt	(10,506)	653	(9,853)	(4,332)
Total equity			71,306	58,814
Total capital employed			**61,453**	**54,482**
Gearing (%)			13.8%	8.0%

The level of gearing within the Group is within acceptable, albeit low, limits considered acceptable by the board.

Share Issues during the year

The only shares issued during the year were those arising from the conversion of options and share based payments pertaining to executive remuneration. Details are shown within the Remuneration Report.

Issue of Options

The company did not issue any options during the year ended 30 June 2006 (2005: Nil). As at the date of this report there were 2,135,000 unissued shares under options. Refer to Note 15 for further details.

Profile of Debts

The level of Group borrowings has increased over the last year. The only major funding facility within the Group exists within the USA Traffic division. The facility is a USD19 million (AUD26 million) revolving line of credit established to permit the installation of capital intensive camera systems into the USA. The facility is required to fund that part of the capital expenditure that cannot yet be covered by the cash generated from operating activities within that business unit. The facility does not have to be repaid until 20 August 2008. It is expected that the term of this facility will be extended prior to that time.

Capital expenditure

Under the terms of most contracts in the USA traffic division the company is required to fund all the equipment and installation costs for camera systems installed in the USA. With 204 new camera systems installed during the year, capital expenditure of $22.7 million was incurred. This is higher than that incurred in the prior year when 163 new camera systems were installed.

The USA traffic division owns the capital assets within the intersections and derives recurring revenue streams by way of a fixed or variable monthly rental based on red light ticket infringements issued or paid, or a monthly fixed fee.

Treasury policy

The Group has established a treasury function co-ordinated by Redflex Holdings Limited, responsible for managing the Group's currency risks and finance facilities. The treasury division operates within policies set by the board and the board is responsible for ensuring management's actions are in line with Group policy.

Hedging is undertaken through the use of foreign exchange contracts and hedges where significant exposures exist. The interest rate exposures remain unhedged in line with Group policy.

Risk Management

The Group takes a proactive approach to risk management. The board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Group's objectives and activities are aligned with the risks and opportunities identified by the board.

The Group believes that it is crucial for all board members to be part of this process and has established a separate Audit and Risk Management Committee.

The board regularly monitors the operational and financial performance of the company and the consolidated entity against budget and other key performance measures. The board also reviews and receives advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all significant identified risks of the business.

The board has a number of mechanisms in place to ensure that management's objectives and activities are aligned with the risks identified by the board including implementation of board approved operating plans and budgets and board monitoring of progress against these budgets, including the establishment and monitoring of Key Performance Indicators (KPIs) of both a financial and non-financial nature.

Statement of compliance

This report is based on the guidelines in The Group of 100 Incorporated publication Guide to the Review of Operations and Financial Condition.

Significant changes in the state of affairs

Total equity increased from $58.8 million to $71.3 million, an increase of $12.5 million. The movement was largely due to the result of increased profits and an increase in the foreign currency translation reserve arising from the favourable movement in the exchange rates between the 30 June 2005 and 30 June 2006 balance dates.

The board has decided to divest the operations of the Communications division.

Significant events after the balance date

There were no after balance date events of significance not otherwise dealt with in this report.

DIRECTORS' REPORT

Likely developments and expected results

The most significant growth for the ensuing financial year is expected within the Traffic division. The company has set internal installation rates for cameras within the USA which can be met largely from existing contracts and selections. This growth will be funded from cash generated from operations together with appropriate debt funding.

Environmental Regulation and Performance

The directors are not aware of any breaches of environmental legislation affecting the industry in which the Group operates.

Shares issued as a result of the exercise of options

The funds raised, being the exercise price, pursuant to the share issues through conversion of options have been used to improve the Group's working capital position.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group from 1 July 2003. Members of the Group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Indemnification and insurance of directors and officers

The company has agreed to indemnify the current directors of the company: Chris Cooper, Robin Debernardi, Peter Lewinsky, Graham Davie and Bruce Higgins, and the Company Secretary and all executive officers of the company and of any related body corporate, against any liability that may arise from their positions within the company. The contract of insurance prohibits disclosure of the nature of the liability indemnified.

Redflex Holdings Limited, being the ultimate parent entity paid premiums in respect of directors and officers liability insurance during the financial year. The contract of insurance does not include details of premiums paid in respect of individual officers of the company and prohibits disclosure of the amount of the premium paid.

The company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify any auditor of the company, or any related entity, against a liability incurred in their capacity as an auditor.

Ethical Standards

The consolidated entity has in place a Code of Conduct that identifies the appropriate professional conduct for its dealings with shareholders, management, employees and other persons. The self-regulatory measures contained within this code are important in increasing the awareness of shareholders, and others who deal with the company, that Redflex Holdings Limited takes responsibility for its own conduct so that they may feel confident as to the integrity of the company and its decision making processes.

This Code of Conduct has been implemented by the board of directors who review compliance with the code and review its contents on an ongoing basis.

The Code currently includes standards that cover respect for the law, integrity in all workplace and external dealings, diligence and quality and equal opportunity. Other standards and policies cover in more detail the provision of a safe and healthy workplace, fair employment practices and share trading by employees and directors.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Redflex Holdings Limited support and have adhered to the principles of corporate governance. Redflex's corporate governance statement is contained later in this Directors' Report.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place or currently under development for directors and executives of Redflex Holdings Limited and its subsidiary companies.

Remuneration Philosophy

The performance of the company depends upon the quality of its directors and executives. To prosper, the company must attract, motivate and retain highly skilled directors and executives.

To this end, the company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives;
- Link executive rewards to shareholder value;
- Have a significant portion of executive remuneration "at risk" dependant upon meeting pre-determined performance benchmarks; and
- Establish appropriate demanding performance hurdles in relation to variable executive remuneration.

Remuneration Committee

A Remuneration Committee has been formed to review future remuneration arrangements for the directors and executive team. The Chief Executive Officer's remuneration is determined by the board.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of directors and senior managers on a regular basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

The Remuneration Committee has retained international consulting firm Mercers to advise on and recommend improvements to the remuneration strategy and processes, to confirm that practices and approaches meet established best practice, and to benchmark remuneration arrangements against the industry and markets in which we operate.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

Non-executive director (NED) remuneration

Objective

The board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Constitution and the ASX listing rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided among the directors as agreed. The latest determination was at the Annual General Meeting held on 25 November 2005 when shareholders approved an aggregate remuneration of $400,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned between directors is reviewed annually. The board considered advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each director receives a fixed fee for being a director of the company. An additional allocation is made for board committees on which a director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by directors who serve on one or more sub committees.

The objective of the remuneration strategy for non-executive directors is to pay a total fee reflecting the significant contribution of time and skills of directors. This will operate by setting a total fixed sum for non-executive director fees benchmarked by our external consultants against comparable companies listed in the S&P/ASX 300. Non-executive directors are encouraged to hold shares in the company as it is considered good practice for directors to have a stake in the company on whose board they sit.

Senior manager and executive director remuneration

Objective

The company aims to reward the executives with a level and mix of remuneration commensurate with their position and responsibilities within the company so as to:

- Reward executives for company, business unit and individual performance against targets set by reference to appropriate benchmarks;
- Align the interests of executives with those of the shareholders;
- Link reward with the strategic goals and performance of the company; and
- Ensure total remuneration is competitive by market standards.

Structure

In determining the level and make-up of executive remuneration, the Remuneration Committee engaged an external consultant to provide independent advice both in the form of a written report detailing market levels of remuneration for comparative executive roles as well as the participation of the independent consultant in the meeting from which the committee makes its recommendations to the board.

Components of the employee remuneration strategy are:

- Fixed Remuneration (FR)
- Variable remuneration - Short Term Incentive (STI)
- Variable remuneration - Long Term Incentive (LTI)

The proportion of fixed remuneration and variable remuneration (potential STIs and LTIs) is established for each senior manager by the Remuneration Committee.

In the year ended 30 June 2006, a combination of FR and STIs in the form of a cash bonus, in addition to the vesting of options issued in the year ended 30 June 2004, formed the basis for executive remuneration.

Fixed Remuneration (FR)

Objective

Fixed remuneration is to be reviewed annually by the Remuneration Committee and the process consists of a review of company-wide, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.

Structure

Fixed Remuneration is used to communicate the value of base remuneration packages.

The concept of FR also allows flexibility to be provided for a limited range of benefits such as superannuation and pension plans and motor vehicles, to suit employee preferences, consistent with legal and market practices, in each country in which we operate. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost to the company.

The FR for the CEO of RHL, the CEO of RTSI, and the executives of RHL including the Company Secretary, are reviewed by the board each year. FR for direct reports to the two CEOs is reviewed each year by the CEOs who report to the board with recommended FR for the next year.

Variable Remuneration - Short Term Incentive (STI)

Objective

The objective of the STI program is to link the achievement of the company's operational targets with the remuneration received by the executive charged with meeting those targets. The potential STI available is set at a level so as to provide sufficient incentive to the senior manager to achieve the operational targets and such that the cost to the company is reasonable in the circumstances.

Structure

For the next financial year, actual STI payments granted to each senior manager will depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of key performance indicators (KPIs) covering both financial and non-financial measures of performance. The non financial measures are evaluated against individually set performance objectives. Typically included are measures such as contribution to net profit before tax, customer service, risk management, product management, and leadership/team contribution. The STI structure has been selected to align the executive reward with that of the success of the entity. The company has predetermined benchmarks which must be met in order to trigger payments under the short term incentive scheme.

On an annual basis, after consideration of performance against KPIs, an overall performance rating for the company and each individual business unit is to be approved by the Remuneration Committee. Targets are set by a cascade process from the board through the executive group. The individual performance of each executive is also rated and all three ratings are taken into account when determining the amount, if any, of the STI pool that is allocated to each executive. The process usually occurs within three months after the reporting date.

STI practices are intended to be competitive against local market comparators in terms of quantum, and motivational in design. In order to optimise employee retention and reduce cash costs, the STI plan is envisaged to deliver an appropriate mix of immediate cash and deferred shares.

For the 2005 financial year, individual cash bonuses vested with executives and were paid in the 2006 year.

STI payments for the 2006 financial year will be based on individual performance based bonuses settled in cash and reviewed in September 2006.

DIRECTORS' REPORT

Variable Remuneration - Long Term Incentive (LTI)

The objective of the LTI plan is to reward senior managers in a manner which aligns this element of remuneration with the creation of shareholder wealth. As such, LTI grants are only made to executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the company's performance against the relevant long term performance hurdle.

LTI grants to executives in the past have been delivered in the form of options. Following the recent remuneration review, future LTI grants will be in the form of Performance Rights.

The company will use a measure of Total Shareholder Return (TSR) as the performance hurdle for the long term incentive plan. TSR is calculated as the change in capital value of Redflex Holdings Limited over a five-year period, plus dividends expressed as a percentage of the opening capital value. The use of a relative TSR based hurdle is currently market best practice as it ensures an alignment between comparative shareholder return and rewards for executives.

In assessing whether the performance hurdles for each grant have been met, the company receives independent data from its external consultant which benchmarks the company's TSR growth from the commencement of each grant against that of the pre-selected peer group (S&P/ASX 300). The key management personnel must satisfy the service conditions set at grant date.

The company's performance against the hurdle is then determined as follows:

The peer group chosen for comparison reflects the company's current business mix and has been selected by the board based on recommendations from Mercers.

The LTI Plan is based on annual Performance Rights or equivalent grants, with an extended measurement period. Performance Rights (or equivalent) will vest progressively from a threshold level of performance to a maximum level, evaluated against an appropriate comparator group of companies.

Company performance

The graph below shows the performance of the company (as measured by the market price of the company's shares at year end) and the comparison with the S&P/ASX 300 Index over a five year period. Both the share price and the index have been normalised to a value of 100 at 30 June 2001 so that percentage comparisons can be made.


Relative Performance - 5 year
500
400
300
200
100
0
2002
2003
2004
2005
2006
RDF
ASX300

Details of directors and five most highly paid executives

Key Management Personnel

(i) Directors

Christopher Cooper	Chairman (Non-executive)
Robin Debernardi	Director (Non-executive)
Peter Lewinsky	Director (Non-executive)
Bruce Higgins	Director (Non-executive)
Graham Davie	Chief Executive Officer

(ii) Executives

Karen Finley	Chief Executive Officer and President (RTSI)
Aaron Rosenberg	Vice President – Sales and Marketing (RTSI)
Brad Kay	Chief Executive Officer and President – Sales and Marketing (RCSI)
Mark Etzbach	Vice President - Sales (RTSI)
Richard Eden	Chief Financial Officer (RTSI)

Remuneration of Key Management Personnel

The company has adopted Regulation 2M.6.04 which exempts listed companies from providing certain AASB 124 remuneration disclosures in the notes to the financial report. The following disclosures arise from that exemption

The following disclosures in respect of director and key management personnel remuneration have been audited and are disclosed under Regulation 2M.6.04

Compensation of directors of Redflex Holdings Limited for the year ended 30 June 2006 (Audited)

		Short Term			Post Employment	Share based payments	Total	Performance related
		Base Fee	Other	Bonus	Superannuation	Options or Shares		
Directors		$	$	$	$	$	$	%
Chris Cooper	2006	82,569	0	0	7,431	0	90,000	0
Robin Debernardi	2006	39,755	0	0	3,578	0	43,333	0
Peter Lewinsky	2006	50,459	0	0	4,541	0	55,000	0
Graham Davie	2006	223,624	-	42,188	20,126	69,000	354,938	31.3%
Bruce Higgins	2006	171,615	41,902	29,420	200,588	14,519	458,044	9.6%
Total remuneration directors	**2006**	**568,022**	**41,902**	**71,608**	**236,264**	**83,519**	**1,001,315**	

DIRECTORS' REPORT

Compensation of directors of Redflex Holdings Limited for the year ended 30 June 2005 (Audited)

		Short Term			Post Employment	Share based payments	Total	*Performance related*
		Base Fee	Ex Gratia Payment	Bonus	Superannuation	Options or Shares		
Directors		$	$	$	$	$	$	%
Chris Cooper	2005	82,568	90,000	0	7,432	0	180,000	0
Robin Debernardi	2005	32,110	35,000	0	2,890	0	70,000	0
Peter Lewinsky	2005	50,459	0	0	4,541	0	55,000	0
Graham Davie	2005	206,422	0	35,000	17,999	57,500	316,921	29.2%
Bruce Higgins	2005	291,893	0	72,973	0	112,144	477,010	15.3%
Total remuneration - directors	**2005**	**663,452**	**125,000**	**107,973**	**32,862**	**169,644**	**1,098,931**	

At the Annual General Meetings in 2001 and 2005, shareholders approved Graham Davie, the Chief Executive Officer's, participation in the Redflex Executive Share Plan which commenced on 1 January 2002 Under the Plan Mr Davie is entitled to be issued with Redflex shares to the value of 40% of his total fixed remuneration, with the number of shares in an annual offer determined according to the compound growth in the price of shares over the three-year test periods ending 31 December 2004, 2005 and 2006. All of the shares are granted if the compound growth in the share price exceeds the target level of performance by at least 25%. In the year ended 30 June 2006, 130,929 shares (2005: 77,615 shares) were issued to Mr Davie in accordance with the plan. A further 68,249 shares may be issued to Mr Davie in January 2007 if the performance hurdle is met. Further issues under the plan are considered unlikely.

The ex-gratia payment to directors was made under Section 37(f) of the company's constitution in recognition of the performance of extra services and special exertion for the benefit of the company. It is not considered likely that future payments will be made under this section.

Employment contracts

The Redflex Holdings Limited CEO, Graham Davie is employed under a current employment contract dated 14 December 2001. The contract does not have a specific termination date. The company may choose to commence negotiation to enter into a new employment contract with Mr Davie at any time. Under the terms of the present contract:

- Mr Davie may resign from his position and thus terminate this contract by giving 1 month's written notice. The company may terminate his employment agreement by giving 1 month's written notice or paying one months pay in lieu.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs the CEO is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested performance rights will immediately be forfeited.
- STIs of up to 30% of fixed remuneration are available based upon achievement of performance targets with a further 30% available for over-achievement of those targets.
- LTI entitlements for Mr Davie are shown below.

The Redflex Traffic Systems Inc President and CEO, Karen Finley, is employed under contract. The current employment contract commenced on 24 February 2006 and is for an indefinite term.

Under the terms of the contract:

- Either Ms Finley or the company may terminate the employment relationship at any time, with or without cause and with or without advance notice, with all accrued benefits at that point in time paid to Ms Finley. If the company terminates Ms Finley's contract without cause, the company will be required to pay 3 months base salary at that point in time. On resignation any non-vested Performance Rights will be forfeited by Ms Finley.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs the CEO is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any non-vested Performance Rights will immediately be forfeited.
- STIs of up to 30% of FR are available based upon achievement of performance targets with a further 30% available for over achievement of those targets.
- LTI entitlements for Ms Finley are shown below.

The previous Redflex Traffic Systems President and CEO, Bruce Higgins was employed under contract. The employment contract commenced on 1 February, 2003 and terminated on 1 February 2006.

Under the terms of the contract:

Either Mr Higgins or the company could terminate the employment relationship at any time, with or without cause and with or without advance notice, with all accrued benefits at that point in time paid to Mr Higgins. If the company terminated Mr Higgins contract without cause, they will be required to pay 12 months base salary at that point in time and reimburse Mr Higgins and his family for costs of return to Australia. On resignation any non-vested options were to be forfeited by Mr Higgins.

The company could terminate the contract at any time without notice if serious misconduct had occurred. If termination with cause occurred the CEO would only be entitled to that portion of fixed remuneration up to the date of termination. On termination with cause any unvested options would immediately be forfeited. STIs of up to 25% of Fixed Remuneration were available based upon achievement of performance targets. LTI entitlements for Mr Higgins are shown below.

Compensation of the five named executives who received the highest remuneration for the year ended 30 June 2006 (Audited)

Compensation		Short Term			Post Employment	Share based payments	Total	Performance related
		Base Fee	Cash Bonus	Other	Superannuation	Options or Shares		
Executives		$	$	$	$	$	$	%
Brad Kay	2006	178,639	232,986	9,850	15,897	4,901	442,273	52.6%
Karen Finley	2006	256,864	40,118	16,954	0	9,451	323,387	12.4%
Aaron Rosenberg	2006	250,735	22,065	24,641	0	9,451	306,892	7.2%
Mark Etzbach	2006	141,526	78,731	8,262	0	7,455	235,974	36.5%
Richard Eden	2006	171,205	18,722	18,180	0	13,419	221,526	14.5%
Total remuneration - executives	**2006**	**998,969**	**392,622**	**77,887**	**15,897**	**44,677**	**1,530,052**	

DIRECTORS' REPORT

Compensation of the five named executives who received the highest remuneration for the year ended 30 June 2005 (Audited)

Compensation		Short Term			Post Employment	Share based payments	Total	Performance related
		Base Fee	Cash Bonus	Other	Superannuation	Options or Shares		
Executives		$	$	$	$	$	$	%
Brad Kay	2005	172,482	7,438	0	16,640	18,012	214,572	3.5%
Karen Finley	2005	199,018	35,492	0	0	34,737	269,247	13.2%
Aaron Rosenberg	2005	225,554	87,658	0	0	34,737	347,939	25.2%
Mark Etzbach	2005	103,333	37,833	9,759	0	7,455	158,380	28.6%
Richard Eden	2005	153,333	0	9,759	0	13,419	176,511	7.6%
Total remuneration - executives	2005	**906,924**	**165,768**	**19,518**	**16,640**	**156,960**	**1,274,180**	

Group totals in respect of the financial year ended 2005 do not necessarily equal the sums of amounts disclosed for 2005 for individuals specified in 2006, as different individuals were specified in 2005.

During the financial year no options over the ordinary shares of Redflex Holdings Limited were granted to executives of group entities.

Options of directors and executives

Directors	Number of options at beginning of period	Exercised	Vested	Expired	Number of options at end of period	Number of Options vested as at 30 June 2006 (Exercisable)
Graham Davie	0	0	0	0	0	0
Chris Cooper	0	0	0	0	0	0
Robin Debernardi	0	0	0	0	0	0
Peter Lewinsky	0	0	0	0	0	0
Bruce Higgins	1,500,000	(1,500,000)	0	0	0	0

Executives	Number of options at beginning of period	Exercised	Vested	Expired	Number of options at end of period	Number of Options vested as at 30 June 2006 (Exercisable)
Brad Kay	230,000	(20,000)	0	0	210,000	210,000
Karen Finley	405,000	(270,000)	0	0	135,000	135,000
Aaron Rosenberg	360,000	(240,000)	0	0	120,000	120,000
Mark Etzbach	33,333	0	33,334	0	66,667	66,667
Richard Eden	60,000	0	60,000	0	120,000	120,000

The options granted to Mr Higgins were allocated prior to his appointment as a director.

Options exercised by directors and key management personnel during the year and converted to shares compare to market value as follows:

Options exercised	Option type	Quantity	Weighted average Option exercise price	Weighted average Market price at time of conversion
			$	$
Brad Kay	RDFAO	20,000	1.52	2.12
Karen Finley	RDFAS	270,000	0.6148	3.25
Aaron Rosenberg	RDFAS	240,000	0.6210	2.375

There were no new options granted during the year.

Options granted as part of remuneration for the year ended 30 June 2006 (in accordance with LTI plan)

There were no new options granted as part of remuneration for the years ended 30 June 2006 and 30 June 2005.

The following options were held by directors and the five named executives who receive the highest remuneration for the year ended 30 June 2006:

Directors

Key Management Personnel	Number of options at beginning of period	Exercised	Granted	Expired	Number of options at end of period	Number of Options vested as at 30 June 2006	Value of options included in remuneration	% of total remuneration
Directors							RDFAR options	
							$	
Graham Davie	0	0	0	0	0	0	0	0
Chris Cooper	0	0	0	0	0	0	0	0
Robin Debernardi	0	0	0	0	0	0	0	0
Peter Lewinsky	0	0	0	0	0	0	0	0
Bruce Higgins	1,500,000	(1,500,000)	0	0	0	0	14,519	6.4

DIRECTORS' REPORT

Executives

Key Management Personnel	Number of options at beginning of period	Exercised	Granted	Expired	Number of options at end of period	Number of options vested as at 30 June 2006	Value of options included in remuneration	% of total remuneration
Executives							RDFAS options $	
Brad Kay	230,000	(20,000)*	0	0	210,000	210,000	4,901	1.1
Karen Finley	405,000	(270,000)	0	0	135,000	135,000	9,451	2.92
Aaron Rosenberg	360,000	(240,000)	0	0	120,000	120,000	9,451	3.07
							RDFAT options $	
Mark Etzbach	100,000	0	0	0	100,000	66,667	7,455	3.15
Richard Eden	180,000	0	0	0	180,000	120,000	13,419	6.05

The options were issued in 2004 and in accordance with the existing Redflex Employee Option Plan at that time:

(a) The RDFAR options granted to Mr Higgins were allocated prior to his appointment as a director and are at an exercise price of $0.50.

(b) The RDFAS options are at a nominal exercise price of $0.58, increasing at the rate of 3% per annum (compounding) until the time of exercise. One third of the options vested on 1 February 2004, 2005 and 2006 respectively;

(c) The RDFAT options are at an exercise price of $2.06 compounding at the rate of increase in the All Ordinaries Index until exercised;

(d) Options that have not vested cannot be exercised after termination of employment;

(e) Options can not be exercised until after the vesting date and expire after 5 years.

* The 20,000 options exercised by Mr Kay were RDFAO options issued in 2001 with an exercise price of $1.52.

The company uses the fair value measurement provisions of AASB 124 "Director and Executive Disclosures for Disclosing Entities" and AASB2 "Share-based payment" prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive compensation on a straight-line basis over the vesting period.

From 1 July 2003, options granted as part of director and executive compensation have been independently valued using a Black-Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

Options exercised by directors and executives during the year and converted to shares compare to market value as follows:

Employee options exercised	Option type	Quantity	Average Option exercise Price $	Weighted average market price at time of conversion $
Bruce Higgins	RDFAR	1,500,000	0.50	2.68
Karen Finley	RDFAS	270,000	0.615	3.25
Aaron Rosenberg	RDFAS	240,000	0.6210	2.36

DIRECTORS' MEETINGS

Directors' meetings held and attended during the year ended 30 June 2006, and up to the date of this report were:

	Directors' Meetings	Audit and Risk Management Committee Meetings	Remuneration Committee Meetings
Number of meetings held	**15**	**5**	**15**
Number of meetings attended			
Graham Davie	15	5	15
Robin Debernardi	15	5	15
Chris Cooper	15	5	15
Peter Lewinsky	15	5	
Bruce Higgins	15		

All directors were eligible to join all meetings held.

COMMITTEE MEMBERSHIP

At the date of this report, the company has an Audit and Risk Management Committee, a Remuneration Committee and also a Nomination Committee which comprises the full board. Members acting on the committees of the board during the year were:

Audit and Risk Management Committee	Remuneration Committee
Peter Lewinsky (Chairman)	Robin Debernardi (Chairman)
Chris Cooper	Chris Cooper
Robin Debernardi	Graham Davie

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The directors received the following declaration from the auditor of Redflex Holdings Limited. This auditor's declaration forms part of this Directors' Report.

Signed in accordance with a resolution of the directors.



Graham Davie

Director

Melbourne, 29 September 2006

8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Redflex Holdings Limited

In relation to our audit of the financial report of Redflex Holdings Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young



David Petersen
Partner
29 September 2006

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Redflex Holdings Limited, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

On behalf of the board

Graham Davie



Director

Melbourne, 29 September 2006

CORPORATE GOVERNANCE STATEMENT

The board of directors of Redflex Holdings Limited is responsible for the corporate governance of the consolidated entity. The board guides and monitors the business and affairs of Redflex Holdings Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

Redflex Holdings Limited's corporate governance statement is structured with reference to Corporate Governance Council's principles and recommendations, which are as follows:

1. Lay solid foundations for management and oversight.
2. Structure the board to add value.
3. Promote ethical and responsible decision making.
4. Safeguard integrity in financial reporting.
5. Make timely and balanced disclosure.
6. Respect the rights of shareholders.
7. Recognise and manage risk.
8. Encourage enhanced performance.
9. Remunerate fairly and responsibly.
10. Recognise the legitimate interests of stakeholders.

Redflex Holdings Limited's corporate governance practices were in place throughout the year ended 30 June 2006 and were fully compliant with the Council's best practice recommendations.

For further information on corporate governance policies adopted by Redflex Holdings Limited, refer to our company's website at www.redflex.com.au.

Composition of the Board

The composition of the board is determined in accordance with the following principles and guidelines:

- the board shall comprise at least three directors and should always maintain a majority of non-executive directors;
- the chairman should be a non-executive director;
- the board shall comprise directors with an appropriate range of qualifications and experience; and
- The board shall meet at least monthly and follow meeting guidelines to ensure all necessary information is available to participate in an informed discussion of all agenda items.

The directors in office at the date of this report are

Chris Cooper (Chairman)	Non-executive director
Robin Debernardi	Non-executive director
Peter Lewinsky	Non-executive director
Bruce Higgins	Non-executive director
Graham Davie	Chief Executive Officer

The skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report is included in the Directors' Report. Directors of Redflex Holdings Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment. Mr Higgins is not considered independent due to his previous role as CEO and President of Redflex Traffic Systems Inc.

In the context of director independence, "materiality" is considered from both the company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal to or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it, and other factors which point to the actual ability of the director in question to shape the direction of the company's loyalty.

In accordance with the definition above, and the materiality thresholds set, the following non-executive directors of Redflex Holdings Limited are considered to be independent:

Name	Position	Term in Office
Chris Cooper	Chairman, Non-executive director	4 years
Robin Debernardi	Non-executive director	4 years
Peter Lewinsky	Non-executive director	3 years

There are procedures in place, agreed by the board, to enable directors, in furtherance of their duties, to seek independent professional advice at the company's expense.

For additional details regarding board appointments, please refer to our website.

Nomination Committee

The board has established a Nomination Committee which operates under a charter established by the board to ensure that the board continues to operate within the established guidelines, including where necessary, selecting candidates for the position of director. The Nomination Committee currently comprises all directors and any business of the Committee is considered at regular board meetings.

Audit and Risk Management Committee

The board has established an Audit and Risk Management Committee, which operates under a charter established by the board. It is the board's responsibility to ensure that an effective internal control framework operates within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non financial considerations such as the benchmarking of operational key performance indicators. The board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit and Risk Management Committee.

The committee also provides the board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. Three non-executive directors are currently on the Audit and Risk Management Committee.

The members of the Audit and Risk Management Committee during the year were:

Peter Lewinsky

Chris Cooper

Robin Debernardi

The external auditor is invited to attend all Audit and Risk Management Committee meetings.

The Audit and Risk Management Committee is also responsible for directing and monitoring the internal audit function and nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review.

The board receives certification of the financial statements from key executives including the Chief Executive Officer and the Chief Financial Officer.

Remuneration Committee

It is the company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Remuneration Committee links the nature and amount of executive directors' and officers' compensation to the company's financial and operational performance. The expected outcomes of the remuneration structure are:

- retention and motivation of key executives
- attraction of quality management to the company
- performance initiatives which allow executives to share the rewards of the success of the company

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

The board is responsible for determining and reviewing compensation arrangements for the directors themselves and the Chief Executive Officer and the executive team.

The Remuneration Committee is currently comprised of the following directors:

Chris Cooper

Robin Debernardi

Graham Davie

Board Responsibilities

As the board acts on behalf of and is accountable to the shareholders, the board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The responsibility for the operation and administration of the consolidated entity is delegated by the board to the Chief Executive Officer and the executive team. The board assures that this team is adequately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the CEO and the executive team.

The board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. To ensure this is achieved the board has a number of mechanisms in place, including:

The board approves strategic plans, operating plans and budgets. The board also reviews implementation by management, monitors progress against budget, including establishment and monitoring of key performance indicators for all significant business processes, designed to meet stakeholders' needs and manage business risk.

The board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity, including:

- establishment of committees to report on occupational health and safety and environmental issues and concerns;
- procedures to allow directors to seek professional independent advice at the company's expense;
- procedures to allow directors to review approval of major contracts and financing arrangements including financial risk in such areas as currency, interest rate and credit policies and exposures, and to monitor management's actions to ensure they are in line with company policy.

Monitoring of the Board's Performance and Communication to Shareholders

In order to ensure the board continues to discharge its responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Chairman. If the performance of a director was considered unsatisfactory he would be asked to retire.

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders;
- The half-year report which is made available by way of an ASX release;
- The annual general meeting;
- ASX releases in accordance with the entity's continuous disclosure policy;
- Public and private briefings. Any new material information which is released at briefings is made generally available concurrently by way of an ASX release.

INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
		$000	$000	$000	$000
Continuing operations					
Sale of goods and services	3,4	13,463	8,005	0	0
Revenue from fee for service contracts	3,4	40,120	29,723	0	0
Management fees		0	0	2,417	2,238
Finance revenue		557	215	529	170
Total Revenue		**54,140**	**37,943**	**2,946**	**2,408**
Cost of sales		10,215	5,733	0	0
Cost of fee for service contracts		10,264	6,425	0	0
Cost of Goods sold		**20,479**	**12,158**	**0**	**0**
Gross Profit		**33,661**	**25,785**	**2,946**	**2,408**
Marketing related expenses		4,136	2,174	0	0
Administrative related expenses		9,772	7,821	3,023	3,253
Program management costs		1,941	1,546	0	0
Amortisation of intangibles		569	487	0	0
Depreciation on fee for service contracts		9,461	5,887	0	0
Depreciation - other		283	218	30	74
Impairment on Plant and equipment		550	0	0	0
		26,712	**18,133**	**3,053**	**3,327**
Profit from continuing operations before tax and financing costs		**6,949**	**7,652**	**(107)**	**(919)**
Interest		(1,132)	(517)	0	20
Profit from continuing operations before tax		**5,817**	**7,135**	**(107)**	**(899)**
Income tax expense	5,6	(1,344)	(1,069)	32	95
Profit After Tax from continuing operations		**4,473**	**6,066**	**(75)**	**(804)**
Operations classified as a disposal group held for sale					
Profit after tax from operations classified as a disposal group held for sale	6	4,183	855	0	0
Net Profit attributable to members of the parent		**8,656**	**6,921**	**(75)**	**(804)**
Earnings per share (cents per share)					
- basic for profit for year attributable to ordinary equity holders of the parent company	7	9.96 cents	8.20 cents		
- basic for profit from continuing operations attributable to ordinary equity holders of the parent company	7	5.15 cents	7.18 cents		
- diluted for profit for the year attributable to ordinary equity holders of the parent company	7	9.72 cents	7.73 cents		
- diluted for profit from continuing operations attributable to ordinary equity holders of the parent company	7	5.02 cents	6.78 cents		
- dividends per share attributable to ordinary equity holders of the parent company		Nil	Nil		

BALANCE SHEET AS AT 30 JUNE 2006

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
		$000	$000	$000	$000
Current Assets					
Cash and Cash Equivalents	9	11,564	8,344	5,789	5,044
Security Deposits	21	1,252	1,423	636	827
Trade and Other Receivables	10	12,239	9,704	93	280
Inventories	11	11,849	12,519	0	0
Prepayments		0	196	0	18
		36,904	**32,186**	**6,518**	**6,169**
Assets classified as held for sale	6	11,120	0	0	0
Total Current Assets		**48,024**	**32,186**	**6,518**	**6,169**
Non-Current Assets					
Receivables	12	0	0	22,269	53,261
Investments	22	0	0	39,461	2,793
Property Plant and Equipment	13	52,214	38,275	41	61
Deferred Tax Asset	5	7,685	5,266	58	51
Intangible Assets and Goodwill	14	5,549	8,771	400	400
Total Non-Current Assets		**65,448**	**52,312**	**62,229**	**56,566**
Total Assets		**113,472**	**84,498**	**68,747**	**62,735**
Current Liabilities					
Trade and Other Payables	16	7,633	6,870	169	357
Interest Bearing Borrowings	17	280	126	0	0
Income Tax Payable	5	3,258	253	3,258	253
Provisions	18	976	859	177	154
		12,147	**8,108**	**3,604**	**764**
Liabilities directly associated with assets classified as held for sale	6	2,275	0	0	0
Total Current Liabilities		**14,422**	**8,108**	**3,604**	**764**
Non Current Liabilities					
Interest Bearing Borrowings	17	21,790	12,676	0	0
Non-Interest Bearing Borrowings	16	0	0	7,950	6,565
Deferred Tax Liability	5	5,867	4,718	0	0
Provisions	18	87	182	18	15
Total Non Current Liabilities		**27,744**	**17,576**	**7,968**	**6,580**
Total Liabilities		**42,166**	**25,684**	**11,572**	**7,344**
Net Assets		**71,306**	**58,814**	**57,175**	**55,391**
Equity					
Equity attributable to equity holders of the parent company					
Contributed Equity	19	80,959	79,318	80,959	79,318
Reserves	19	1,436	(759)	2,612	2,394
Accumulated Losses		(11,089)	(19,745)	(26,396)	(26,321)
Total Equity		**71,306**	**58,814**	**57,175**	**55,391**

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
		$000	$000	$000	$000
Cash Flows from Operating Activities					
Receipts from Customers		67,478	45,981	0	0
Payments to Suppliers and Employees		(46,538)	(31,072)	(2,740)	(2,280)
Interest Received		698	224	529	170
Interest Paid		(1,132)	(332)	0	(21)
Income Tax Paid		(60)	(49)	(60)	(49)
Net Cash Flows from (Used in) operating activities	9	**20,446**	**14,752**	**(2,271)**	**(2,180)**
Cash Flows (used in) from Investing Activities					
Purchase of Property, Plant and Equipment		(22,723)	(20,611)	(10)	(36)
Capitalised Development Costs		(5,280)	(3,875)	0	0
Receipt of Government Grants		1,204	1,295	0	0
Proceeds of Advances-Non Related Party		171	0	0	405
Proceeds of Advances-Related Party		0	0	1,385	1,042
Net Cash Flows (Used in) from investing activities		**(26,628)**	**(23,191)**	**1,375**	**1,411**
Cash Flows from Financing Activities					
Bank Borrowings		7,998	8,362	0	0
Lease Liability Incurred		374	218	0	0
Proceeds from Issue of Ordinary Shares		1,641	5,685	1,641	5,685
Net Cash Flows from financing activities		**10,013**	**14,265**	**1,641**	**5,685**
Net Increase in Cash held		**3,831**	**5,826**	**745**	**4,916**
Effect of Exchange Rate Changes on Cash		42	(262)	0	0
Cash at Beginning of Financial Year	9	8,344	2,780	5,044	128
Cash and Cash equivalents at end of period	9	**12,217**	**8,344**	**5,789**	**5,044**
Cash included in assets held for sale		(653)	0	0	0
Cash and Cash equivalents at end of period	9	**11,564**	**8,344**	**5,789**	**5,044**

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2006

Consolidated Entity	Contributed Equity	Foreign Currency Translation Reserve	Employee Equity Benefits Reserve	Accumulated Losses	Total Entity
	$000	$000	$000	$000	$000
At 1 July 2004	**73,633**	**0**	**1,178**	**(26,666)**	**48,145**
Profit for the period	0	0	0	6,921	6,921
Additional paid-in capital	5,062	0	0	0	5,062
Tax benefit from share based payments re employee options	0	0	634	0	634
Cost of share based payment	0	0	582	0	582
Currency translation differences	0	(3,153)	0	0	(3,153)
Exercise of employee options	623	0	0	0	623
At 30 June 2005	**79,318**	**(3,153)**	**2,394**	**(19,745)**	**58,814**
Profit for the period	0	0	0	8,656	8,656
Exercise of employee options	1,641	0	0	0	1,641
Currency translation differences	0	1,977	0	0	1,977
Cost of share based payment	0	0	218	0	218
At 30 June 2006	**80,959**	**(1,176)**	**2,612**	**(11,089)**	**71,306**

Parent Company	Contributed Equity	Employee Equity Benefits Reserve	Accumulated Losses	Total Entity
	$000	$000	$000	$000
At 1 July 2004	**73,633**	**1,178**	**(25,517)**	**49,294**
Profit for the period	0	0	(804)	(804)
Additional paid-in capital	5,062	0	0	5,062
Tax benefit from share based payments re employee options	0	634	0	634
Cost of share based payment	0	582	0	582
Exercise of employee options	623	0	0	623
At 30 June 2005	**79,318**	**2,394**	**(26,321)**	**55,391**
Profit for the period	0	0	(75)	(75)
Exercise of employee options	1,641	0	0	1,641
Cost of share based payment	0	218	0	218
At 30 June 2006	**80,959**	**2,612**	**(26,396)**	**57,175**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

NOTE 1 CORPORATE INFORMATION

The financial report of Redflex Holdings Limited for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of directors on 6 September 2006.

Redflex Holdings Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in Note 3.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

This financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and Australian Accounting standards. The financial report has been prepared in Australian dollars and on a historical cost basis, except for investment properties, land and buildings, derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC class order 98/100. The company is an entity to which the class order applies.

(b) Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ("IFRS").

This is the first financial report based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly except for the adoption of *AASB 132 Financial Instruments: Disclosure and Presentation* and *AASB 139 Financial Instruments: Recognition and Measurement*. The company has adopted the exemption under *AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards* from having to apply *AASB 132* and *AASB 139* to the comparative period.

Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2005 financial report and at transition to AIFRS are detailed in Note 26.

Except for the revised *AASB 119 Employee Benefits* (issued December 2005), Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ending 30 June 2006:

AASB Amendment	Affected Standards	Nature of change to accounting policy	Application date of standard	Application date for Group
2005-1	AASB 139: Financial Instruments: Recognition and Measurement	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-5	AASB 1: First-time adoption of AIFRS , AASB 139: Financial Instruments: Recognition and Measurement	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
2005-6	AASB 3: Business Combinations	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
2005-10	AASB 132: Financial Instruments: Disclosure and Presentation , AASB101: Presentation of Financial Statements , AASB 114: Segment Reporting , AASB 117: Leases , AASB133: Earnings per Share , AASB 139:Financial Instruments: Recognition and Measurement , AASB 1: First-time adoption of AIFRS , AASB 4: Insurance Contracts , AASB 1023: General Insurance Contracts and AASB 1038:Life Insurance Contracts	No change to accounting policy required. Therefore no impact	1 January 2007	1 July 2007
New standard	AASB 7 Financial Instruments: Disclosures	No change to accounting policy required. Therefore no impact	1 January 2007	1 July 2007

The following amendments are not applicable to the Group and therefore have no impact.

AASB Amendment	Affected Standard(s)
2005-2	AASB 1023: AASB 7 Financial Instruments: Disclosures
2005-4	AASB 1023: General Insurance Contracts AASB 4: Insurance Contracts , AASB 1023: General Insurance Contracts , AASB 139: Financial Instruments: Recognition and Measurement and AASB 132: Financial Instruments: Disclosure and Presentation
2005-9	AASB 4: Insurance Contracts , AASB 1023: General Insurance contracts ASB 139: Financial Instruments: Recognition and Measurement and AASB 132: Financial Instruments: Disclosure and Presentation
2005-12	AASB 1038: Life Insurance Contracts and AASB 1023: General Insurance Contracts
2005-13	AAS 25: Financial Reporting by Superannuation Plans

(c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Redflex Holdings Limited and its subsidiaries as at 30 June each year.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date from which control is transferred out of the Group.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

(d) Significant accounting judgments, estimates and assumptions

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated.

The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill are discussed in Note 14.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a binomial model, using the assumptions detailed in Note 15.

The Group measures the cost of cash-settled share-based payments at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted, as discussed in Note 15.

(e) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated over the estimated useful life of the asset as follows:

Furniture, Fittings and Other	13-18% pa reducing balance
Computer Equipment	Straight line over a period of three years
Plant and Equipment	Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

The carrying value of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the income statement in the cost of sales line item.

(f) Foreign Currency Translation

Both the functional and presentation currency of Redflex Holdings Limited and its Australian subsidiaries is Australian dollars (AUD).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. All resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair vale in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of the overseas subsidiaries, Redflex Traffic Systems Inc, Redflex Traffic Systems (California) Inc and Redflex Communication Systems Inc, is United States Dollars (US$).

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Redflex Holdings Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the year.

The exchange differences arising on the retranslation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement. Borrowing costs are recognised as an expense when incurred.

(g) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirer's identifiable net assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash generating units, expected to benefit from the combination's synergies, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with AASB 114 Segment Reporting.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(h) Research and Development Costs

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over future periods based on expected future sales from the related project.

The commencement date for amortisation is the date of commissioning the product. Internally generated development costs are determined to have a finite life and are amortised over a 10 year period on a straight line basis.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

(i) Impairment of financial assets

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the general accounting policies for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

(i) Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

(ii) Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

Accounting policies applicable for the year ending 30 June 2005

For current financial assets refer to Note 2 (k) for the impairment accounting policy. For non-current financial assets refer to Notes 2 (e), (g) and (h) for the impairment accounting policy.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw Materials - purchase cost on a first-in-first-out basis; and
- Work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs, and
- Infrastructure Components – Components held for resale or conversion into fixed in-ground installations for traffic contracts are carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(k) Trade and other receivables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the general accounting policies for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ending 30 June 2005

Trade receivables were recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when the collection of the full amount was no longer probable. Bad debts were written off as incurred.

(l) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(m) Interest-bearing loans and borrowings

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest-bearing loans and borrowings applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized.

Accounting policies applicable for the year ending 30 June 2005

All loans were measured at the principal amount. Interest was recognized as an expense as it accrued.

Bills of exchange and promissory notes were carried at the principal amount plus deferred interest.

Debentures were carried at the present value of the liability being the principal amount less debenture discount. Interest was recognized on an effective yield basis.

(n) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable than an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(o) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(p) Employee Benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

Long Service Leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(q) Share Based payment transactions

The Group provides benefits to employees, including directors, of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a Black Scholes model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Redflex Holdings Limited.

The fair value is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date").

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. The opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled transaction is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(r) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

The following specific recognition criteria must also be met before revenue is recognised:

Revenue from Sale of Goods and Services-

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be reasonably measured. Revenue on certain fixed price contracts where the Group provides systems development integration and installation services are recognised over the contract term based on the percentage of completion. The percentage of completion methodology is used where the contract outcome can be reliably measured, control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Under this method, revenue recognised is measured by the percentage of costs incurred to date to total estimated costs for each contract. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract. Where the contract outcome cannot be reliably measured revenue is recognised only to the extent that costs have been incurred and are recoverable.

Revenue from fee for service contracts -

Revenue in the United States is principally derived from fees and traffic citations issued in jurisdictions where the company's equipment is located. Revenue is recognised when a traffic infraction is recorded by the company's equipment in various jurisdictions. The company records an allowance on revenues based on historical collection rates and citation enforceability.

Additional revenue in the United States is derived from the sale of photo enforcement equipment to municipal governments under fixed contracts. Revenue on these equipment sales is recorded when delivery of the system occurs.

Deferred Revenue

Certain company's sales include the sale of equipment combined with the provision of services for a period not exceeding one year. Revenue is recognised based on a commercial equipment sales margin and service revenue is deferred and recognised over the period of service. Deferred revenue principally represents payments received for which services remain to be provided. Amounts are recognised as revenue when service has been provided.

Interest revenue

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest income applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Revenue is recognized as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Accounting policies applicable for the year ending 30 June 2005

Revenue is recognized when the Group's right to receive payment is established.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

(s) Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary differences associated with investments in associates, subsidiaries and investments in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

- when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss, or;
- when the deductible temporary difference is associated with investments in associates, subsidiaries and investments in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same tax authority.

(t) Other Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except:

- When the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and;
- Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(u) Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

(v) Derecognition of financial assets and financial liabilities

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable to the derecognition of financial assets and financial liabilities for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

(i) Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is de-recognised when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

(ii) Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

Accounting policies applicable for the year ending 30 June 2005

(i) Financial assets

A financial asset was derecognised when the contractual right to receive or exchange cash no longer existed.

(ii) Financial liabilities

A financial liability was derecognised when the contractual obligation to deliver or exchange cash no longer existed.

(w) Borrowing Costs

Borrowing costs are expensed as incurred.

(x) Government grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual installments.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

(y) Derivative financial instruments and hedging

The Group has elected to apply the option available under *AASB 1 of adopting AASB 132 and AASB 139* from 1 July 2005. Outlined below are the general accounting policies for derivative financial instruments and hedging applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

The Group uses derivative financial instruments such as forward currency to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, are taken directly to net profit or loss for the year.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

For the purposes of hedge accounting, hedges are classified as:

- fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability;
- cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for as follows:

(i) Cash flow hedges

Cash flow hedges are hedges of the Group's exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

(ii) Derivative financial instruments and hedging.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is evoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

Accounting policies applicable for the year ending 30 June 2005

Forward exchange contracts

The Group enters into forward exchange contracts whereby it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies to protect the Group against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts were recognised at the date the contract was entered into. Exchange gains or losses on forward exchange contracts were recognised in net profit except those relating to hedges of specific commitments, which were deferred and included in the measurement of the sale or purchase.

(z) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under previous Australian Generally Accepted Accounting Principles (AGAAP) are shown in Note 26.

(aa) Earnings per share

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares, adjusted for any bonus element where applicable. Diluted EPS is calculated as the net profit attributable to members, adjusted for costs of servicing equity, the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(ab) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(ac) Trade and other payables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and ASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Accounting policies applicable for the year ending 30 June 2005

Trade payables and other payables are carried at costs which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

NOTE 3 SEGMENT INFORMATION

The Group's primary reporting format is business segments and its secondary format is geographical segments.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and services different markets.

The Traffic division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build Own Operate and Maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International Traffic business involves the sale of traffic enforcement products to those markets.

The Communications business involves the sale of a variety of communication based solutions to world markets, often via USA based prime contractors. This business has been treated as an operation classified as a disposal group held for sale as the current intent is that this business be divested.

The primary segmental split segregates the business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The Corporate division represents the Group's Head Office which is based in Melbourne, Australia.

All intersegment sales are made on an arms length basis and similar to transactions with third parties. Segment revenue, expense and result include transfers between business segments which are eliminated on consolidation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Operating results by business and geographical segments are as follows:

Year ended 30 June 2006	Continuing Operations				Disposal group held for sale	Total Operations
Business Segments	Corporate	USA Traffic	Australian Traffic	Total		
	$000	$000	$000	$000	$000	$000
Revenue						
Revenue from sale of goods and services to external customers	557	1,836	11,627	14,020	17,502	31,522
Revenue from fee for service contracts	0	40,120	0	40,120	0	40,120
Inter-segment revenue	0	0	11,509	11,509	0	11,509
Total segment revenue	**557**	**41,956**	**23,136**	**65,649**	**17,502**	**83,151**
Inter-segment elimination					0	(11,509)
Total Consolidated Revenue					**17,502**	**71,642**
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(3,022)	15,608	4,100	16,686	6,920	23,606
Depreciation	(30)	(9,461)	(253)	(9,744)	(303)	(10,047)
Amortisation	0	0	(569)	(569)	(786)	(1,355)
Segment result	**(3,052)**	**6,147**	**3,278**	**6,373**	**5,831**	**12,204**
Unallocated expenses					0	0
Profit before tax and finance charges					**5,831**	**12,204**
Finance charges					121	(435)
Profit before income tax					**5,952**	**11,769**
Income Tax Expense					(1,769)	(3,113)
Net Profit for the year					**4,183**	**8,656**
Assets and Liabilities						
Segment assets	0	75,338	18,275	93,613	11,120	104,733
Unallocated assets	8,739	0	0	8,739	0	8,739
Total assets	**8,739**	**75,338**	**18,275**	**102,352**	**11,120**	**113,472**
Segment liabilities	0	31,803	4,001	35,804	2,275	38,079
Unallocated liabilities	4,087	0	0	4,087	0	4,087
	4,087	**31,803**	**4,001**	**39,891**	**2,275**	**42,166**
Other segment information						
Capital expenditure	5	22,529	459	22,993	104	23,097
Impairment losses	0	550	0	550	0	550

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Year ended 30 June 2005	Continuing Operations				Disposal group held for sale	Total Operations
Business Segments	Corporate	USA Traffic	Australian Traffic	Total		
	$000	$000	$000	$000	$000	$000
Revenue						
Revenue from sale of goods and services to external customers	0	2,328	5,677	8,005	8,389	16,394
Finance income	215	0	0	215	0	215
Revenue from fee for service contracts	0	29,723	0	29,723	0	29,723
Inter-segment revenue	0	0	9,176	9,176	0	9,176
Total segment revenue	**215**	**32,051**	**14,853**	**47,119**	**8,389**	**55,508**
Inter-segment elimination					0	(9,176)
Total Consolidated Revenue					**8,389**	**46,332**
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(2,299)	14,831	1,494	14,026	2,325	16,351
Depreciation	(71)	(5,843)	(191)	(6,105)	(380)	(6,485)
Amortisation	(0)	(0)	(487)	(487)	(701)	(1,188)
Segment result	**(2,370)**	**8,988**	**816**	**7,434**	**1,244**	**8,678**
Unallocated expenses					0	0
Profit before tax and finance charges					**1,244**	**8,678**
Finance charges					(22)	(321)
Profit before income tax					**1,222**	**8,357**
Income Tax Expense					(367)	(1,436)
Net Profit for the year					**855**	**6,921**
Assets and Liabilities						
Segment assets	0	53,865	8,770	62,635	12,738	75,373
Unallocated assets	9,125	0	0	9,125	0	9,125
Total assets	**9,125**	**53,865**	**8,770**	**71,760**	**12,738**	**84,498**
Segment liabilities	0	16,468	2,577	19,045	1,120	20,165
Unallocated liabilities	5,519	0	0	5,519	0	5,519
	5,519	**16,468**	**2,577**	**24,564**	**1,120**	**25,684**
Other segment Information						
Capital expenditure	0	20,261	284	20,545	105	20,650
Impairment losses	0	0	0	0	0	0

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Geographical Segments

The consolidated entity's geographical segments are determined by the Group's assets and operations. The following table represents revenue and certain asset information regarding geographical segments for the years ended 30 June 2006 and 2005.

Year ended 30 June 2006

	USA	Australia	Unallocated	Total
Revenue	**$000**	**$000**	**$000**	**$000**
Revenue from sale of goods and services to external customers	16,803	21,668	4,560	43,031
Revenue from fee for service contracts	40,120	0	0	40,120
Less revenue from operations classified as a disposal group held for sale	(11,811)	(1,723)	(3,968)	(17,502)
Total revenue from continuing operations	**45,112**	**19,945**	**592**	**65,649**
Inter-segment sales				(11,509)
Segment revenue				**54,140**
Other segment information				
Segment assets	74,674	29,396	0	104,070
Unallocated assets	0	9,402	0	9,402
Total assets	**74,674**	**38,798**	**0**	**113,472**
Capital expenditure	22,529	568	0	23,097

Year ended 30 June 2005

	USA	Australia	Unallocated	Total
Revenue	**$000**	**$000**	**$000**	**$000**
Revenue from sale of goods and services to external customers	5,469	17,734	2,367	25,570
Finance Income	0	0	215	215
Revenue from fee for service contracts	29,723	0	0	29,723
Other revenue from external customers	0	0	0	0
Less revenue from operations classified as a disposal group held for sale	0	(8,389)	0	(8,389)
Total revenue from continuing operations	**35,192**	**9,345**	**2,582**	**47,119**
Inter-segment sales				(9,176)
Segment revenue				**37,943**
Other segment information				
Segment assets	53,865	19,592	0	73,457
Unallocated assets	0	9,485	0	9,485
Total assets	**53,865**	**29,077**	**0**	**82,942**
Capital expenditure	20,261	389	0	20,650

NOTE 4 REVENUE AND EXPENSES

	Consolidated Entity		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Revenues and expenses from continuing operations				
Sale of goods and services	13,463	8,005	0	0
Revenue from fee for service contracts	40,120	29,723	0	0
Management fees	0	0	2,417	2,238
Finance revenue	557	215	529	170
Total Revenue	**54,140**	**37,943**	**2,946**	**2,408**
Depreciation, amortisation and impairment costs included in income statement				
Depreciation on assets in fee for service business	9,461	5,887	0	0
Depreciation of other assets	283	218	30	74
Amortisation of development costs	569	487	0	0
Impairment of Plant and Equipment	550	0	0	0
Employee benefits expense				
Wages and salaries	16,526	17,244	667	622
Payroll Benefits	1,556	765	85	0
Contract Labour	2,044	2,137	0	8
Superannuation	506	626	76	60
Payroll Taxes	1,287	1,234	57	41
Share-based payment expense	218	582	218	582
Other Payroll related costs	1,873	1,023	3	0
	24,010	**23,611**	**1,106**	**1,313**
Research and Development costs				
Expensed in administrative expenses	550	0	0	0

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	Disposal Group held for sale	
	30 June 2006	30 June 2005
	$000	$000
Revenues and expenses from operations classified as a disposal group held for sale		
Sale of goods and services	17,502	8,389
Depreciation, amortisation and impairment costs included in income statement		
Depreciation of other assets	303	380
Amortisation of development costs	786	725
Employee benefits expense		
Wages and salaries	3,992	2,818
Payroll Benefits	238	0
Contract Labour	1,039	291
Superannuation	304	254
Payroll Taxes	195	189
Other Payroll related costs	12	0
	5,780	**3,552**
Research and Development costs		
Expensed in administrative expenses	50	38

NOTE 5 INCOME TAX

	Consolidated Entity		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Major components of income tax expense for the years ended 30 June 2006 and 2005 are:				
Income statement				
Current Income Tax				
Current Income Tax charge	2,614	253	(32)	(95)
Adjustments in respect of current income tax of previous years	0	217	0	0
Deferred Income Tax	0	0	0	0
Relating to origination and reversal of temporary differences	(1,270)	599	0	0
Income tax expense reported in income statement	**1,344**	**1,069**	**(32)**	**(95)**
A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Consolidated entity's effective income tax rate for the years ended 30 June 2006 and 2005 is as follows:				
Accounting profit before tax from continuing operations	5,817	7,135	(107)	(899)
Profit before tax from operations classified as a disposal group held for sale	5,952	1,222	0	0
Accounting profit before income tax	**11,769**	**8,357**	**(107)**	**(899)**
At the statutory income tax rate of 30% (2005: 30%)	3,531	2,507	(32)	(269)
Adjustments in respect of current income tax of previous years	0	217	0	0
Impact of tax rate differential on foreign operations	235	167	0	0
Unrecognised tax losses brought to account	(390)	(1,236)	0	0
Research and Development concessions	(182)	(219)	0	0
Other	(81)	0	0	174
At effective income tax rate of 26.5% (Parent: 30%) (2005: 17%, Parent 30%)	**3,113**	**1,436**	**(32)**	**(95)**
Income tax expense reported in income statement	1,344	1,069	(32)	(95)
Income tax attributable to operation classified as a disposal group held for sale	1,769	367	0	0
	3,113	**1,436**	**(32)**	**(95)**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	Balance sheet		Income Statement	
	2006	2005	2006	2005
	$000	$000	$000	$000
Deferred Tax				
Deferred income tax at 30 June relates to the following:				
CONSOLIDATED				
Deferred Tax liabilities				
Accelerated depreciation for tax purposes	4,843	2,425	2,418	2,425
Capitalised development costs	1,024	2,293	(1,269)	2,293
Gross Deferred Tax Liabilities	**5,867**	**4,718**		
CONSOLIDATED				
Deferred tax assets				
Post-employment benefits	333	245	(88)	(245)
Provisions	320	498	178	(498)
Taxable profit on sale of cameras ahead of recognition in the accounts	1,900	798	(1,102)	(798)
Losses available for offset against future taxable income	5,132	3,725	(1,407)	(2,578)
Gross Deferred Tax Assets	**7,685**	**5,266**		
Deferred Tax Charge			**(1,270)**	**599**

The consolidated entity has tax losses arising in Australia with a tax value of $Nil (2005: $141,000) that are available indefinitely for offset against taxable profits of the companies in which the losses arose. The consolidated entity has capital losses arising in Australia with a tax value of $390,000 which have been recognised as a deferred tax asset.

The consolidated entity also has tax losses arising in USA with a tax value of $5.132 million (2005: $3.725 million) that are available indefinitely for offset against taxable profits of the companies and in the country in which the losses arose.

At 30 June 2006 there is no recognised or unrecognised deferred income tax liability (2005: $Nil) for taxes that would be payable on the unremitted earnings of the consolidated entity's subsidiaries, as the consolidated entity has no liability for additional taxation should such amounts be remitted.

Tax Consolidation

Redflex Holdings Limited and its 100% Australian owned subsidiaries are a tax consolidated group effective from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated Group is Redflex Holdings Limited.

Tax effect accounting by members of the tax consolidated group

In preparing the accounts for Redflex Holdings Limited for the financial year ended 30 June 2006, the following amounts have been recognized as tax consolidation contribution adjustments:

	Parent company	
	30 June 2006	30 June 2005
	$000	$000
Total increase to tax expense of Redflex Holdings Limited	0	0
Total increase (reduction) to intercompany assets of Redflex Holdings Limited	0	0
Total increase (reduction) to equity accounts of Redflex Holdings Limited	3,258	(664)

NOTE 6 OPERATIONS CLASSIFIED AS A DISPOSAL GROUP HELD FOR SALE

Within the company's presentations of the 31 December, 2005 results, Redflex Holdings Limited announced the decision of its board of directors to divest the operations of Redflex Communication Systems, a company that designs, integrates and installs voice and data communication systems for the commercial and defence markets, and is a separate business segment that is part of the Australian operations.

The board has decided that the Communications business will be divested to allow the full focus and resources of the company to be applied to the digital Traffic camera photo enforcement business. The disposal of Redflex Communications Systems is currently being negotiated. As at 30 June 2006, Redflex Communications Systems was classified as a disposal group held for sale.

The results for Redflex Communications systems for the year are presented below:

	30 June 2006	30 June 2005
	$000	$000
Revenue	17,502	8,389
Expenses	(11,550)	(7,167)
Profit before tax from operations classified as a disposal group held for sale	**5,952**	**1,222**
Income tax expense		
- related to pretax profit	(1,769)	(367)
- related to measurement to fair value	0	0
Net profit attributable to operations classified as a disposal group held for sale	**4,183**	**855**

Cash Flow Information	30 June 2006
	$000
Net cash flow from operating activities	5,575
Net cash flow from investing activities	(26)
Net cash flow from financing activities	(6,187)
Net cash outflow	**(638)**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

The major classes of assets and liabilities of Redflex Communications Systems Pty Ltd measured at the lower of carrying amount and fair value less costs to sell as at 30 June 2006 are as follows:

	30 June 2006
	$000
Assets	
Intangibles	5,944
Plant and Equipment	289
Inventory	2,517
Prepayments	60
Trade and other receivables	1,657
Cash and cash equivalents	653
Assets classified as a disposal group held for sale	**11,120**
Liabilities	
Trade Creditors and Payables	108
Accrued Liabilities	370
Provisions - Current	214
Provisions – Non Current	129
Deferred Tax Liability	1,454
Liabilities directly associated with non-current assets classified as a disposal group held for sale	**2,275**
Net assets attributable to operations classified as a disposal group held for sale	**8,845**

To calculate earnings per share for operations classified as a disposal group held for sale, the weighted average number of ordinary shares for both basic and diluted is as per the above table. The following table provides the profit figure used as the numerator:

	30 June 2006	30 June 2005
	$000	$000
Net profit attributable to ordinary equity holders of the parent from operations classified as a disposal group held for sale	**4,183**	**855**
For basic earnings per share	4.81 cents	1.01 cents
For diluted earnings per share	4.70 cents	0.96 cents

NOTE 7 EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year adjusted for the effects of dilutive options not yet converted to shares.

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	Consolidated	
	30 June 2006	30 June 2005
	$000	$000
Net profit attributable to equity holders from continuing operations	4,473	6,066
Profit attributable to equity holders from operations classified as a disposal group held for sale	4,183	855
Net Profit attributable to equity holders of the parent	**8,656**	**6,921**
Net Profit attributable to ordinary shareholders of the parent for basic and diluted earnings per share	**8,656**	**6,921**

	Thousands	Thousands
Weighted average number of ordinary shares for basic earnings per share	86,906	84,448
Effect of dilution – share options not yet converted to shares	2,135	5,048
Adjusted weighted average number of ordinary shares for diluted earnings per share	**89,041**	**89,496**
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	1,245	473

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

NOTE 8 DIVIDENDS PAID AND PROPOSED

There were no dividends paid or proposed during the financial year (2005: Nil).

Franking credit balance	Consolidated	
	30 June 2006	30 June 2005
	$000	$000
The amount of franking credits available for the subsequent financial year are;		
- franking account balance as at the end of the financial year at 30% (2005: 30%)	253	0
- franking credits that will arise from the payment of income tax payable as at the end of the financial year	3,258	253
- franking debits that will arise from the payment of dividends as at the end of the financial year	0	0
- franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date	0	0
- franking credits that the entity may be prevented from distributing in the subsequent year	0	0
The amount of franking credits available for future reporting periods:	**3,511**	**253**
- impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period	0	0
	3,511	**253**

The tax rate at which proposed dividends will be franked is 30% (2005 – 30%).

NOTE 9 CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Cash at bank and in hand	4,666	3,344	94	44
Short-term deposits	6,898	5,000	5,695	5,000
	11,564	**8,344**	**5,789**	**5,044**

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates

Short term deposits are made for periods between one day and three months depending on the immediate cash requirements of the consolidated entity, and earn interest at the respective short-term deposit rates

The fair value of cash and cash equivalents is $11,564,000 (2005: $8,344,000).

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Reconciliation of Cash				
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following at 30 June:				
Cash at bank and in hand	4,666	3,344	94	44
Short-term deposits	6,898	5,000	5,695	5,000
	11,564	8,344	5,789	5,044
Cash at bank and in hand relating to operations classified as a disposal group held for sale	653	0	0	0
	12,217	8,344	5,789	5,044
Reconciliation from the net profit after tax to the net cash flows from operations				
Net Profit/(Loss) after Income Tax	**8,656**	**6,921**	**(75)**	**(804)**
Non Cash Flow Items				
Depreciation Expense	10,047	6,485	30	74
Amortisation of Intangibles	1,355	1,229	0	0
Provision for Employee Entitlements	590	(261)	26	(7)
Impairment PP&E and R&D	550	0	0	0
Share Based Payments	218	582	218	582
Change in Operating Assets and Liabilities				
Decrease/(Increase) in Security Deposits	0	(183)	191	(242)
Decrease/(Increase) in Prepayments	143	158	18	337
Decrease/(Increase) in Receivables – Non Current	0	0	(5,676)	(3,972)
Decrease/(Increase) in Receivables - Current	(3,720)	(1,451)	187	0
Decrease/(Increase) in Inventories	(1,524)	(2,240)	0	0
Decrease/(Increase) in Deferred Tax Asset	(2,421)	(3,581)	(7)	(743)
Increase/(Decrease) in Deferred Revenue	267	(255)	0	0
Increase/(Decrease) in Deferred Income Tax Liability	2,602	4,504	0	2,079
Increase/(Decrease) in Provision for Taxation	3,005	252	3,005	253
Increase/(Decrease) in Payables	698	2,592	(188)	263
Net Cash from Operating Activities	**20,446**	**14,752**	**(2,271)**	**(2,180)**

Disclosure of financing facilities is shown in Note 17.

Disclosure of non-cash financing and investing activities is shown in Note 17.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

NOTE 10 TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Trade Receivables	11,858	9,251	0	78
Provision for doubtful debts	(181)	(124)	0	0
	11,677	**9,127**	**0**	**78**
Other Receivables	1,061	1,808	93	878
Provision for doubtful debts	(499)	(1,231)	0	(676)
	562	**577**	**93**	**202**
	12,239	**9,704**	**93**	**280**

Trade receivables are non-interest bearing and are generally on 30 day terms

NOTE 11 INVENTORIES

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Raw Materials – at cost	0	1,447	0	0
Work in Progress – at cost	3,290	4,090	0	0
Infrastructure Components – at cost	9,083	7,482	0	0
Provision for write-downs	(524)	(500)	0	0
	11,849	**12,519**	**0**	**0**

Infrastructure components represent items held to manufacture photo enforcement camera systems primarily for use within the business rather than for resale

NOTE 12 OTHER FINANCIAL ASSETS (NON-CURRENT)

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Controlled entities	0	0	37,754	68,746
Provision for non-recovery	0	0	(15,485)	(15,485)
Other Corporations	0	784	0	784
Provision for non-recovery	0	(784)	0	(784)
	0	**0**	**22,269**	**53,261**

NOTE 13 PROPERTY PLANT AND EQUIPMENT

Year ended 30 June 2006	Consolidated				Parent Company		
	Plant and equipment	Furniture & other	Computer Equipment	Total	Furniture & other	Computer Equipment	Total
	$000	$000	$000	$000	$000	$000	$000
At 1 July 2005, net of accumulated depreciation and impairment	**36,104**	**507**	**1,664**	**38,275**	**16**	**45**	**61**
Additions	20,799	535	1,763	23,097	6	4	10
Disposals	(54)	0	0	(54)	0	0	0
Attributable to operation classified as a disposal group held for sale	(237)	(13)	(39)	(289)	0	0	0
Impairment	(550)	0	0	(550)	0	0	0
Depreciation for the year	(9,217)	(184)	(646)	(10,047)	(11)	(19)	(30)
Exchange adjustment	1,656	28	98	1,782	0	0	0
At 30 June 2006, net of accumulated depreciation and impairment	**48,501**	**873**	**2,840**	**52,214**	**11**	**30**	**41**
At 1 July 2005							
Cost	50,821	1,015	2,649	54,485	634	105	739
Accumulated depreciation and impairment	(14,717)	(508)	(985)	(16,210)	(618)	(60)	(678)
Net Carrying amount	**36,104**	**507**	**1,664**	**38,275**	**16**	**45**	**61**
At 30 June 2006							
Cost	71,505	1,575	4,294	77,374	639	109	748
Accumulated depreciation and impairment	(23,004)	(702)	(1,454)	(25,160)	(628)	(79)	(707)
Net Carrying amount	**48,501**	**873**	**2,840**	**52,214**	**11**	**30**	**41**

Impairment loss

The impairment loss of $550,000 represents the write-down of certain property, plant and equipment to recoverable amount predominantly in Redflex Traffic Systems Inc.

During the year certain camera systems installed in contracted cities within the USA were unable to generate revenue due to legislative and customer constraints. The company considers the likelihood of an early resumption to revenue generating activities as low and has recorded an impairment loss accordingly.

The recoverable amount was based on value in use and was determined at the cash generating unit level, being USA Traffic. In determining value in use, cash flows were discounted at 13% on a pre tax basis.

Leased assets

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 30 June 2006 is $1,136,000 (2005: $566,000).

Leased assets and assets under hire purchase contracts are pledged as security for the related finance lease and hire purchase liabilities, the amount pledged is equal to the outstanding finance lease and hire purchase obligation as disclosed in Note 21.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	Consolidated				Parent Company		
Year ended 30 June 2005	Plant and equipment	Furniture & other	Computer Equipment	Total	Furniture & other	Computer Equipment	Total
	$000	$000	$000	$000	$000	$000	$000
At 1 July 2004, net of accumulated depreciation and impairment	26,187	186	927	27,300	224	30	254
Additions	19,135	525	990	20,650	5	31	36
Disposals	(26)	(2)	(9)	(37)	(155)	0	(155)
Depreciation for the year	(6,165)	(126)	(194)	(6,485)	(58)	(16)	(74)
Exchange adjustment	(3,027)	(76)	(50)	(3,153)	0	0	0
At 30 June 2005, net of accumulated depreciation	36,104	507	1,664	38,275	16	45	61
At 1 July 2004							
Cost	35,237	783	1,720	37,740	793	105	898
Accumulated depreciation and impairment	(9,050)	(597)	(793)	(10,440)	(600)	(44)	(644)
Net Carrying amount	**26,187**	**186**	**927**	**27,300**	**193**	**61**	**254**
At 30 June 2005							
Cost	50,821	1,015	2,649	54,485	634	105	739
Accumulated depreciation and impairment	(14,717)	(508)	(985)	(16,210)	(618)	(60)	(678)
Net Carrying amount	**36,104**	**507**	**1,664**	**38,275**	**16**	**45**	**61**

NOTE 14 INTANGIBLES

Year ended 30 June 2006

	Consolidated			Parent Company		
	Development Costs	Goodwill	Total	Development Costs	Goodwill	Total
	$000	$000	$000	$000	$000	$000
At 1 July 2005, net of accumulated depreciation and impairment	8,371	400	8,771	0	400	400
Additions	5,280	0	5,280	0	0	0
Attributable to operation classified as a disposal group held for sale (net)	(5,944)	0	(5,944)	0	0	0
Amortisation for the year	(1,354)	0	(1,354)	0	0	0
Grant received	(1,204)	0	(1,204)	0	0	0
Exchange adjustment	0	0	0	0	0	0
At 30 June 2006, net of accumulated depreciation and impairment	**5,149**	**400**	**5,549**	**0**	**400**	**400**
At 1 July 2005						
Cost	11,484	400	11,884	0	400	400
Accumulated amortisation and impairment	(3,113)	0	(3,113)	0	0	0
Net Carrying amount	**8,371**	**400**	**8,771**	**0**	**400**	**400**
At 30 June 2006						
Cost	7,096	400	7,496	0	400	400
Accumulated depreciation and impairment	(1,947)	0	(1,947)	0	0	0
Net Carrying amount	**5,149**	**400**	**5,549**	**0**	**400**	**400**

Development costs are capitalised at cost. This intangible asset has been assessed as having a finite life and is amortised using the straight line method over a period of 10 years. The asset is tested for impairment where an indicator of impairment arises.

An impairment loss of $33,000 was charged for continuing operations in the 2006 financial year. The impairment loss represents the write-down of certain previously capitalised development costs in Redflex Traffic Systems Pty Ltd where recovery is now considered unlikely. The impairment loss has been recognised in cost of sales in the Income Statement.

Prior to the process of disposal of Redflex Communication Systems Pty Ltd, recoverable amount testing was performed, as there were several impairment indicators present triggering the requirement to undertake recoverable amount testing.

The recoverable amount was based on fair value less costs to sell and was determined at the cash-generating unit level consisting of the Australian based assets of Redflex Communication Systems Pty Ltd relating to the reportable Communications segment.

Government grants received in relation to development costs are offset against the expenditure incurred.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Year ended 30 June 2005

	Consolidated			Parent Company		
	Development Costs	Goodwill	Total	Development Costs	Goodwill	Total
	$000	$000	$000	$000	$000	$000
At 1 July 2004, net of accumulated depreciation	6,813	400	7,213	0	400	400
Additions	4,064	0	4,064	0	0	0
Impairment	0	0	0	0	0	0
Grant received	(1,294)	0	(1,294)	0	0	0
Amortisation for the year	(1,212)	0	(1,212)	0	0	0
At 30 June 2005, net of accumulated depreciation	8,371	400	8,771	0	400	400
At 1 July 2004						
Cost	8,714	400	9,114	0	400	400
Accumulated depreciation and impairment	(1,901)	0	(1,901)	0	0	0
Net Carrying amount	6,813	400	7,213	0	400	400
At 30 June 2005						
Cost	11,484	400	11,884	0	400	400
Accumulated depreciation and impairment	(3,113)	0	(3,113)	0	0	0
Net Carrying amount	8,371	400	8,771	0	400	400

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to the Australian Traffic business as the cash generating unit for impairment testing.

Goodwill was acquired upon the acquisition of the business and business assets of Poltech Pty Ltd in 2003 and is impairment tested on an annual basis. The recoverable amount of the Australian Traffic segment has been determined based upon a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five year period.

	Consolidated Traffic Segment		Parent Company Traffic Segment	
	30 June 06	30 June 05	30 June 06	30 June 05
	$000	$000	$000	$000
Carrying amount of goodwill	400	400	400	400

Key assumptions used in cash flow projections to undertake impairment testing of goodwill are:

- Basis used to determine the value assigned to budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year increased for marginal expected efficiency improvements.
- The yield on a five year Government Bond rate consistent with external informational sources is utilised.
- Projected cash flows have been discounted by 13% (2005: 13%).
- Revenue growth has been forecast based on average historical rates.

The basis used to determine the value assigned to the materials and labour is the CPI forecast for Australia where resources are used.

NOTE 15 EMPLOYEE BENEFITS

Subsequent to 30 June 2006 Redflex established a Long Term Incentive Plan (LTIP) for executives. The LTIP was announced in July 2006 and the Rules for Australian and United States executives are published on Redflex's website.

The LTIP is based on grants of Performance Rights which vest into shares on a 1 for 1 basis at no cost to the employee subject to satisfaction of performance hurdles. Settlement of the Performance Rights can be made in either cash or ordinary shares at the directors' discretion.

The performance measure is Redflex Holdings Limited's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group consisting of companies in the S&P/ASX 300 at grant date over the same period. TSR is calculated as the change in capital value of Redflex Holdings Limited over a five-year period, plus dividends expressed as a percentage of the opening capital value.

The performance period is generally expected to be three years, however, the initial offers were transitional arrangements with shorter performance periods designed to provide a degree of continuity of long term incentives to executives who previously participated in the company's Employee Option Plan.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if Redflex Holdings Limited's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights in a grant will vest if the company's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If the company's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

Pursuant to the Redflex Executive Share Plan (ESP) the company has issued shares to Graham Davie, the Chief Executive Officer. In view of the establishment of the Long Term Incentive Plan, no further shares are expected to be issued to Mr Davie except a maximum of 68,249 shares provided performance hurdles are met. Details regarding Mr Davie's remuneration are included in the Remuneration Report.

An Employee Option Plan (EOP) exists whereby Redflex could grant non-transferable options to executives and certain members of staff. Options were issued in accordance with performance guidelines established by the directors, for $nil consideration and the options expire after 5 years. Performance conditions relate only to remaining in service during the vesting period. The options were not quoted on the ASX. No options were issued during the year ended 30 June 2006 and no further options are expected to be granted under the EOP.

Value of Options granted to certain USA employees

The difference between the market price and the exercise price at the time of exercise in respect of options granted to our USA employees gives rise to a tax deduction within our USA subsidiary. The value of these tax deductions are recouped directly in the Employee Equity Benefits Reserve to the extent they exceed the tax value of the expense recorded in relation to the options.

Issue of Options

During the year ended 30 June 2006, no options were issued.

Forfeiture of Options

32,000 unlisted RDFAT employee options at an approximate exercise price of $2.75 were forfeited due to resignation of an employee.

Employee Options

	RDFAO		RDFAR		RDFAS		RDFAT	
Grant date	21/5/2001		26/9/2003		26/9/2003		1/6/2004	
Vesting date	20/5/2001		(i)		(i)		(ii)	
Expiry date	20/5/2006		5 years		5 years		5 years	
Weighted average exercise price	$1.52		$0.50		$0.5859		$2.0600	
	Number	WAEP	Number	WAEP	Number	WAEP	Number	WAEP
Number of options outstanding at the beginning of the year	60,000	$1.52	1,500,000	$0.50	1,930,000	$0.61	1,348,000	$2.55
Number of options exercised	(60,000)	$1.52	(1,500,000)	$0.50	(1,055,000)	$0.62	(56,000)	$2.65
Number of options expired or forfeited	0		0		0		(32,000)	
Number of options outstanding at the end of the year	**0**	**$1.52**	**0**	**$0.50**	**875,000**	**$0.63**	**1,260,000**	**$2.98**
Date options exercised	21/5/2006		Various		Various		Various	
Number of shares issued	60,000		1,500,000		1,055,000		56,000	
Fair Market Value	$2.12		$2.68		$2.95		$3.39	

(i) All RDFAR and RDFAS options are fully vested.

(ii) The vesting dates for RDFAT options are one third on each of 1 June 2005, 2006 and 2007.

There are no performance hurdles relating to these options.

The weighted average remaining contractual life for the share options outstanding as at 30 June 2006 is between 1 and 6 years (2005: 1 and 6 years).

The range of exercise prices for options outstanding at the end of the year was $0.63 to $2.98.

Fair Values of Options

The fair value of each option is estimated on the date of the grant using a Black-Scholes option formula, for 2005 and 2006, with the following weighted average assumptions used for grants made on 30 June 2004, 2003 and 2002. The valuation of the options was performed independently by Pitcher Partners.

Black-Scholes option formula	RDFAR	RDFAS	RDFAT
Share price	0.89	0.89	2.22
Exercise price	0.50	0.5859	2.06
Expected volatility	33%	33%	33%
Risk-free interest rate	5.21%	5.21%	5.52%
Expected life of option	5 years	5 years	5 years

The dividend yield reflected the assumption that no dividend has been previously paid and that no dividend will be paid until at least 30 June 2006. The expected life of the option is the maximum period allowable and is not necessarily indicative of exercise patterns that may occur. The expected volatility is determined with reference to peer companies and is designed to be indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after 1 July 2004 are:

	RDFAR	RDFAS	RDFAT	Total
Number of options	1,800,000	2,655,000	1,348,000	5,803,000
Weighted average fair value	**$**	**$**	**$**	**$**
30 June 2005	112,144	227,724	242,037	581,905
30 June 2006	14,519	61,959	100,494	176,972
30 June 2007	0	0	35,999	35,999

Superannuation

The consolidated entity has arranged Group superannuation plans whereby the employee and the employer contribute varying amounts of superannuation, depending on an employee's remuneration package. Employees have the choice of which superannuation fund they wish to participate in. In addition, the consolidated entity had during the year ended 30 June 2006 a statutory responsibility to contribute 9% of an Australian employee's salary, which is also paid to a number of funds as directed by each employee. All of the economic entities' responsibilities in respect to superannuation commitments relating to the year ended 30 June 2006 have been discharged. All relevant superannuation funds are Accumulation Funds and accordingly there is no unfunded liability as at this date.

NOTE 16 TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Current				
Trade payables	7,192	6,696	169	357
Deferred revenue	441	174	0	0
	7,633	**6,870**	**169**	**357**
Non-Current				
Amount Payable to Controlled Entities	0	0	7,950	6,565
	0	**0**	**7,950**	**6,565**

Trade payables are non-interest bearing and are normally settled on 30 day terms. Other payables are non-interest bearing and have an average term of 60 days.

Deferred revenue represents payments received for which services remain to be provided. Amounts are recognised as revenue only when service has been provided. Deferred revenue normally applies to periods under one year in duration.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

NOTE 17 INTEREST-BEARING LOANS AND BORROWINGS

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Current				
Obligations under finance leases and hire purchase contracts	280	126	0	0
	280	126	0	0
Non-Current				
Obligations under finance leases and hire purchase contracts	560	340	0	0
Bank Borrowings	21,230	12,336	0	0
	21,790	12,676	0	0

Redflex Traffic Systems Inc, a 100% owned subsidiary of Redflex Holdings Limited, has a USD19 million (AUD26 million) secured Revolving Credit Facility to fund the growth within the USA Traffic Division. Harris Trust and Savings Bank (now Harris N. A. Bank) was granted a first and only priority senior security interest over all the assets of Redflex Traffic Systems Inc and its subsidiaries. The loan principal is not required to be repaid within the next twelve months and is available for redraw to the facility limit if repaid.

Lease liabilities are secured by way of a charge over the leased assets.

Financing facilities available

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Total facilities:				
Bank Borrowings	26,025	17,060	0	0
Facilities used at reporting date				
Bank Borrowings	21,230	12,336	0	0
Security for Letters of Credit issued to customers	637	599	0	0
Facilities unused at reporting date				
Bank Borrowings	4,158	4,125	0	0

NOTE 18 PROVISIONS

			Consolidated	Parent
	Long Service Leave	Provision for warranty	Total	Long Service Leave
	$000	$000	$000	$000
At 1 July 2005	**816**	**225**	1,041	**169**
Arising during the year	742	209	951	46
Utilised during the year	(450)	(136)	(586)	(20)
Less Provisions attributable to operations classified as a disposal group held for sale	(281)	(62)	(343)	0
	827	**236**	**1,063**	**195**
Current 2006	740	236	976	177
Non current 2006	87	0	87	18
	827	**236**	**1,063**	**195**
Current 2005	634	225	859	154
Non current 2005	182	0	182	15
	816	**225**	**1,041**	**169**

Maintenance warranties

A provision is recognised for expected warranty claims on products sold during the last two years, based on past experience of the level of repairs and make good costs.

It is expected that most of these costs will be incurred in the next financial year and all will have been incurred within two years of the balance sheet date.

Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period for products.

NOTE 19 CONTRIBUTED EQUITY AND RESERVES

	Consolidated	
	30 June 2006	30 June 2005
	$000	$000
Ordinary shares:		
Issued and Fully Paid	80,959	79,318

Movements in ordinary shares on issue	Number of shares Thousands	$000
At 1 July 2004	**83,141**	**73,633**
Issued during the year by -		
Conversion of options	965	623
Issue of shares under Executive Remuneration Plan	78	0
Share Purchase Plan	1,476	5,062
At 1 July 2005	**85,660**	**79,318**
Issued during the year by -		
Conversion of options	2,671	1,641
Issue of shares under Executive Remuneration Plan	131	0
At 30 June 2006	**88,462**	**80,959**

Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Nature and purpose of reserves

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

It is also used to record the net investments hedged in these subsidiaries.

Other Reserves	Consolidated Foreign currency translation	Consolidated Employee equity benefits reserve	Consolidated Total	Parent Company Employee equity benefits reserve	Parent Company Total
	$000	$000	$000	$000	$000
At 1 July 2004	0	1,178	1,178	1,178	1,178
Effect of exchange rate movement	(3,153)	0	(3,153)	0	0
Tax benefit from share based payments re employee options	0	634	634	634	634
Cost of share based payments	0	582	582	582	582
At 30 June 2005	(3,153)	2,394	(759)	2,394	2,394
Cost of share based payments	0	218	218	218	218
Effect of exchange rate movement	1,977	0	1,977	0	0
At 30 June 2006	(1,176)	2,612	1,436	2,612	2,612

NOTE 20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The consolidated entity's principal financial instruments comprise bank loans, finance leases, hire purchase contracts, and cash and short-term deposits.

The main purpose of these financial instruments is to raise finance for the Group's operations. The consolidated entity has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The consolidated entity also enters into derivative transactions, including principally interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance. It is, and has been throughout the period under review, the consolidated entity's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, liquidity risk, foreign currency risk and credit risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long-term debt obligations with a floating interest rate. The Group has decided not to fix interest rates at this point in time. The weighted average interest rate at 30 June 2006 is 6.24%.

Foreign currency risk

As a result of significant investment operations in the United States, the Group's balance sheet can be affected significantly by movements in the USD/AUD exchange rates. Prior to the years presented, the Group did not seek to hedge this exposure, but following the increased focus of the Group on the US market, the Group has changed its policy. The Group now seeks to mitigate the effect of its structural currency exposure by holding all interest bearing borrowings in USD.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's functional currency.

Forward currency contracts, where used must be in the same currency as the hedged item.

It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

Commodity price risk

The Group's exposure to price risk is minimal.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Credit risk

The Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

There are no significant concentrations of credit risk within the Group.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and Cash equivalents and available-for-sale financial assets the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Since the Group trades only with recognised third parties, there is generally no requirement for collateral.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, finance leases and hire purchase contracts.

The Group's policy is that not more than 35% of borrowings should mature in any 12-month period. At 30 June 2006, 9.4% of the Group's debt will mature in less than one year (2005: 16.3%).

Fair values

Set out below is a comparison by category of carrying amounts and fair values of all of the Group's financial instruments recognised in the financial statements, including those classified under operations classified as a disposal group held for sale

Market values have been used to determine the fair value of listed available-for-sale investments.

The fair values of derivatives and borrowings have been calculated by discounting the expected future cash flows at prevailing interest rates. The fair values of loan notes and other financial assets have been calculated using market interest rates.

	Carrying amount		Fair value	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
CONSOLIDATED				
Financial assets				
Cash	11,564	8,344	11,564	8,344
Security deposits	1,252	1,423	1,252	1,423
Receivables – Trade and Other	12,239	9,704	12,239	9,704
	25,055	**19,471**	**25,055**	**19,471**
Financial Liabilities				
Interest Bearing Bank Borrowings	21,230	12,336	21,230	12,336
Lease Liabilities	860	466	860	466
Payables	7,192	6,921	7,192	6,921
	29,282	**19,723**	**29,282**	**19,723**
PARENT COMPANY				
Financial assets				
Cash	5,789	5,044	5,789	5,044
Security deposits	636	827	636	827
Receivables – Trade and Other	93	280	93	280
Receivables – Other Corporations	22,269	53,261	22,269	53,261
	28,787	**59,412**	**28,787**	**59,412**
Financial Liabilities				
Payables – Trade and Other	169	357	169	357
Payables – Other Corporations	7,950	6,565	7,950	6,565
	8,119	**6,922**	**8,119**	**6,922**

Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments that are exposed to interest rate risk:

Year ended 30 June 2006

CONSOLIDATED	<1 year $000	>1-<2 yrs $000	>2-<3 yrs $000	>3-<4 yrs $000	>4-<5 yrs $000	>5 yrs $000	Total $000
FINANCIAL ASSETS							
Floating rate							
Cash assets	11,564	0	0	0	0	0	11,564
Weighted average effective interest rate	5.5%						5.5%
FINANCIAL LIABILITIES							
Fixed rate							
Obligations under finance leases and hire purchase contracts	280	287	187	67	18	1	840
Weighted average effective interest rate	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%
Floating rate							
Bank Borrowings	0	0	0	21,230	0	0	21,230
Weighted average effective interest rate				6.24%			

Year ended 30 June 2005

CONSOLIDATED	<1 year $000	>1-<2 yrs $000	>2-<3 yrs $000	>3-<4 yrs $000	>4-<5 yrs $000	>5 yrs $000	Total $000
FINANCIAL ASSETS							
Floating rate							
Cash assets	8,344	0	0	0	0	0	8,344
Weighted average effective interest rate	5.0%						5.0%
FINANCIAL LIABILITIES							
Fixed rate							
Obligations under finance leases and hire purchase contracts	126	96	81	81	81	1	466
Weighted average effective interest rate	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%
Floating rate							
Bank Borrowings	0	0	0	12,336	0	0	12,336
Weighted average effective interest rate				5.49%			

Year ended 30 June 2006

PARENT COMPANY	<1 year $000	>1-<2 yrs $000	>2-<3 yrs $000	>3-<4 yrs $000	>4-<5 yrs $000	>5 yrs $000	Total $000
FINANCIAL ASSETS							
Floating rate							
Cash assets	5,789	0	0	0	0	0	5,789
Weighted average effective interest rate	5.5%						

Year ended 30 June 2005

PARENT COMPANY	<1 year $000	>1-<2 yrs $000	>2-<3 yrs $000	>3-<4 yrs $000	>4-<5 yrs $000	>5 yrs $000	Total $000
FINANCIAL ASSETS							
Floating rate							
Cash assets	5,044	0	0	0	0	0	5,044
Weighted average effective interest rate	5.0%						

Interest on financial instruments classified as floating rate is re-priced at intervals of less than one year.

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

The other financial instruments of the Group and the parent company that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The bank borrowings are scheduled for repayment by 16 August 2008. All other financial liabilities mature in one year or less for both 2005 and 2006 except for lease payments as shown in Note 17.

Hedging activities

Redflex Holdings Limited, on behalf of the Communications business, occasionally takes out foreign currency options pertaining to future receivables which are either known or can be reliably estimated and denominated in USD. Should the AUD/USD be below the strike price the options will be allowed to lapse and the more favourable rates taken on the day. At 30 June 2006 there were no outstanding currency options.

Foreign currency options of USD8.8 million expiring on 22 July 2005 were purchased on 7 July 2005. These options were acquired to ensure the USD receivables were converted at no worse than an exchange rate of USD/AUD of 75 cents. The options were converted upon receipt of advance payments under Redflex Communications contracts.

There were no outstanding foreign currency contracts at 30 June 2006.

NOTE 21 COMMITMENTS AND CONTINGENCIES

a. Bank Indemnity Guarantees

The company's bankers have issued indemnity guarantees to certain customers in respect of rental deposits and bid bonds of $1,252,451 (2005: $1,422,590)

b. Structured equity funding for Visible Voice Unit Trust

Redflex Holdings Limited entered into a licensing arrangement with an investment partnership in June 2000 which provided, amongst other things:

- A one-off four year license fee paid to Redflex of $10 million whereby the partnership licensed certain rights over the Visible Voice software. This amount was held on deposit to secure financiers to the Syndicate and Redflex's obligations shown below.
- Payments of $2.6 million by the partnership to Redflex to commercialise Visible Voice during the years ended 30 June 2000 and 30 June 2001;
- Royalty payments by Redflex over the term of the license of a minimum of $375,000, and up to 12% of gross sales applicable to certain geographical regions; and
- An obligation in the form of a put option for Redflex to subscribe for equity in the partnership, for an amount of no more than the proceeds of (1) above

The cash proceeds of $10 million referred to above, and accrued interest, has not been booked as income or as an asset in the books of Redflex as a corresponding liability existed for the put option referred to above. These amounts were offset as part of the fund windup proceedings in July 2004.

In relation to the above, contingent liabilities exist in the form of any claims that may be substantiated by the partnership in circumstances where Redflex is in breach of the agreements entered into. The company has been advised by the manager of the partnership, that the Australian Taxation Office has issued amended assessments, to each partner, which disallows the deductions claimed by each partner.

At this stage, the company understands that investors have now negotiated a settlement with the ATO based on the ATO's revised assessments. A requirement of the settlement involves a reversal of the tax deductions originally claimed by the Partners. As a result of the denied deductions the company has applied to the ATO for a Compensating Adjustment to reverse the previously declared taxable income to which the denied deductions related.

The partnership and the transaction are in the process of being wound up in accordance with the transaction agreements. Part of the process established at the time of the transaction gives the partners the option to dispose of their interest in Visible Voice by way of the issue of an Exit Notice in accordance with transaction documents.

The Exit Price is to be calculated in accordance with the terms of the transaction agreements, and may be paid in shares in Redflex Holdings Limited or cash, at the sole option of Redflex. The company has received an Exit Notice and a calculation by the Partnership of the Exit Price due to the partners.

The Exit Price proposed by the Partners is disputed by Redflex on the basis that it has not been properly calculated in accordance with the terms of the transaction documentation. The Partnership has calculated the Exit Price as approximately $5.2 million, which would equate to the issue of 2,102,175 shares in Redflex Holdings Limited (or approximately 2.5% of the issued capital).

Redflex, having regard to all provisions relating to this calculation set out in the transaction documents, and having sought legal advice in this regard, has calculated the Exit Price at $28,683, and has made payment of that amount. The Partners have advised that they intend to pursue a claim. If the Partners initiate court action, substantial costs in defending the action will be incurred.

The company has sought professional advice on the implications of the Partnership and the ATO's actions, and the directors advise that at this stage they do not believe that the issue of the revised assessments by the ATO, or the Exit Notice issued by the Partnership, have given rise to any liability of the company under the transaction.

c. Contract expiry and make-good costs

The Build Own Operate Maintain business within the USA Traffic division is based on individual contracts with cities generally with terms of 5 years or less. Under some of these contracts and in the event a city decides to cancel or not renew their contract, the company may be responsible for the removal of equipment and any associated make-good costs. Given the reliance on future events it is not possible to quantify any potential liability with respect to this matter.

d. Operating lease commitments - Group as lessee

The Group has entered into commercial leases on certain computer equipment where it is not in the best interest of the Group to purchase the assets.

Operating leases also pertain to leased premises in both Australia and the USA with expiry dates varying from one year to less than three years.

Renewal options exist on all major leased premises at the company's discretion for periods of up to 5 years.

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Within 1 year	1,965	1,700	685	625
After 1 year but not more than 5 years	1,734	2,779	457	1,042
More than 5 years	0	0	0	0
	3,699	4,479	1,142	1,667

The weighted average interest rate on operating leases at 30 June 2006 was 8.35%.

e. Finance lease commitments - Group as lessee

	Consolidated			
	30 June 2006	30 June 2006	30 June 2005	30 June 2005
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
	$000	$000	$000	$000
Within 1 year	306	280	126	97
After 1 year but not more than 5 years	599	560	412	369
Total minimum lease payments	**905**	**840**	**538**	**466**
Less amounts representing finance charges	(65)	0	(72)	0
Present value of minimum lease payments	**840**	**840**	**466**	**466**

f. Capital commitments

At 30 June 2006 the Group has commitments of $498,000 (2005: $432,000) principally relating to the installation of camera systems in contracted cities within Redflex Traffic Systems Inc's Build Own Operate Maintain business in the USA. The company has contracts with numerous cities and municipalities within the USA. The terms of contract specify that Redflex can install a number of cameras up to a specified limit provided Redflex and the customer agree on the location and suitability of the proposed installs. Accordingly, the company has obligations to install further camera systems for these customers, however, it is not possible to determine how many will ultimately be installed. Accordingly the commitments shown represent only those where firm orders have been placed with contractors for current installations.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

The commitments contracted for at reporting date, but not provided for are:

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Within one year	498	432	0	0
After one year but not more than five years	0	0	0	0
Longer than five years	0	0	0	0
	498	432	0	0

NOTE 22 RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Redflex Holdings Limited and the subsidiaries listed in the following table:

Shares in controlled entities	Country of Incorporation	% Equity interest		Investment	
		30 June 2006	30 June 2005	30 June 2006	30 June 2005
Controlled Entities of Redflex Holdings Limited					
Redflex Limited	Australia	100	100	3,357	2,693
Aerospace Systems Ltd	Australia	100	100	100	100
Redflex Traffic Systems Inc	USA	100	100	36,004	0
				39,461	2,793
Controlled Entities of Redflex Limited					
Redflex Communications Systems Pty Ltd	Australia	100	100		
Redflex Communications Pty Ltd	Australia	100	100		
Redflex Finance Pty Ltd	Australia	100	100		
APR Investments Pte Ltd (a)	Singapore	100	100		
Controlled Entities of Redflex Communications Systems Pty Ltd					
Redflex Communication Systems Inc	USA	100	100		
Controlled Entities of Redflex Traffic Systems Inc					
Redflex Traffic Systems Pty Ltd	Australia	100	100		
Redflex Traffic Systems (Australia) Pty Ltd	Australia	100	100		
RTS (R&D) Pty Ltd	Australia	100	100		
Redflex Traffic Systems (California) Inc	USA	100	100		

The parent company and ultimate holding company is Redflex Holdings Limited, which is incorporated in Australia.

During the financial year previous balances shown as intercompany debt and eliminated on consolidation between Redflex Holdings Limited and Redflex Traffic Systems Inc were converted to equity.

(a) This company is not audited by Ernst & Young.

Terms and conditions of transactions with related parties

Sales to and purchases from related parties are made in arms length transactions at both normal market prices and normal commercial terms.

These transactions relate to the day to day activities between companies in the Group and the following amounts represent the net movements in loan balances during the year.

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Provision of interest free unsecured loans to wholly owned subsidiaries (at call)				
- from related entities	0	0	7,950	6,565
- to related entities	0	0	22,269	53,261

NOTE 23 EVENTS AFTER BALANCE SHEET DATE

There were no significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.

NOTE 24 AUDITOR'S REMUNERATION

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Amount received or due and receivable by Ernst & Young for:				
An audit or review of the financial report of the entity and any other entity in the consolidated entity	139	134	139	134
Other services in relation to the entity and any other entity in the consolidated entity for:				
- assurance related	35	31	35	31
Amount received or due and receivable by related practices of Ernst & Young (Australia) for:				
- audits of subsidiaries	166	118	0	0
	340	**283**	**174**	**165**

NOTE 25 DIRECTOR AND EXECUTIVE DISCLOSURES

The company has adopted Regulation 2M.6.04 which exempts listed companies from providing certain AASB 124 remuneration disclosures in the notes to the financial report. The disclosures are included in the Remuneration Report forming part of the Directors' Report and will be audited. These disclosures will be available in the complete set of audited financial statements.

Shareholdings of directors and executives

Directors

Shares held in Redflex Holdings Limited	Ordinary shares at 30 June 2005	Granted as remuneration	Conversion of Options	Bought (Sold) on market	Ordinary shares at 30 June 2006
Directors					
Chris Cooper	769,996	0	0	221,000	990,996
Robin Debernardi	3,104,373	0	0	150,891	3,255,264
Graham Davie	1,167,301	130,929	0	0	1,298,230
Peter Lewinsky	44,716	0	0	0	44,716
Bruce Higgins	0	0	1,500,000	(1,467,498)	32,502
	5,086,386	**130,929**	**1,500,000**	**(1,095,607)**	**5,621,708**

Executives

Shares held in Redflex Holdings Limited	Ordinary shares at 30 June 2005	Granted as remuneration	Conversion of Options	Bought (Sold) on market	Ordinary shares at 30 June 2006
Executives					
Brad Kay	146,495	0	20,000	(80,000)	86,495
Karen Finley	8,463	0	270,000	(209,606)	68,857
Aaron Rosenberg	0	0	240,000	(240,000)	0
Mark Etzbach	0	0	0	0	0
Richard Eden	0	0	0	0	0
	154,958	**0**	**530,000**	**(529,606)**	**155,352**

NOTE 26 TRANSITION TO AIFRS

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with Australian Generally Accepted Accounting Principles (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 2. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004, the Group's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS.

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

Exemptions applied

AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively.

The Group has taken the following exemptions:

- Comparative information for financial instruments is prepared in accordance with AGAAP and the company and Group have adopted *AASB 132: Financial Instruments: Disclosure and Presentation* and *AASB 139 Financial Instruments: Recognition and Measurement* from 1 July 2005.
- *AASB 3 Business Combinations* has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before 1 July 2004.
- Cumulative currency translation differences for all foreign operations are deemed to be zero as at 1 July 2004.
- *AASB 2 Share-based Payment* has not been applied to any equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2005.

Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

ACN: 069 306 216

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 1 July 2004

	Note	Consolidated Entity			Redflex Holdings Limited		
		AGAAP $000	AIFRS Impact $000	AIFRS $000	AGAAP $000	AIFRS Impact $000	AIFRS $000
Current Assets							
Cash and Cash Equivalents		2,780	0	2,780	127	0	127
Security Deposits		1,240	0	1,240	585	0	585
Trade and Other Receivables		8,178	0	8,178	686	0	686
Inventories		10,279	0	10,279	0	0	0
Prepayments		354	0	354	354	0	354
Total Current Assets		**22,831**	**0**	**22,831**	**1,752**	**0**	**1,752**
Non-Current Assets							
Receivables		0	0	0	49,727	0	49,727
Investments	E	0	0	0	3,740	109	3,849
Deferred Tax Asset	C	0	119	119	0	0	0
Property Plant and Equipment		27,966	0	27,966	254	0	254
Intangibles Assets and Goodwill	C	8,372	(1,159)	7,213	380	0	380
Total Non-Current Assets		**36,338**	**(1,040)**	**35,298**	**54,101**	**109**	**54,210**
Total Assets		**59,169**	**(1,040)**	**58,129**	**55,853**	**109**	**55,962**
Current Liabilities							
Trade and Other Payables		4,699	0	4,699	93	0	93
Interest Bearing Borrowings		3,974	0	3,974	0	0	0
Income Tax Payable		0	0	0	0	0	0
Provisions		816	0	816	56	0	56
Total Current Liabilities		**9,489**	**0**	**9,489**	**149**	**0**	**149**
Non Current Liabilities							
Interest Bearing Borrowings		233	0	233	0	0	0
Non-Interest Bearing Borrowings		0	0	0	6,399	0	6,399
Provisions		262	0	262	120	0	120
Total Non Current Liabilities		**495**	**0**	**495**	**6,519**	**0**	**6,519**
Total Liabilities		**9,984**	**0**	**9,984**	**6,668**	**0**	**6,668**
Total Net Assets		**49,185**	**(1,040)**	**48,145**	**49,185**	**109**	**49,294**
Equity							
Equity attributable to equity holders of the parent company							
Contributed Equity		73,633	0	73,633	73,633	0	73,633
Reserves	B,D,E	(7,802)	8,980	1,178	0	1,178	1,178
Accumulated Losses	C,D,E	(16,646)	(10,020)	(26,666)	(24,448)	(1,069)	(25,517)
Total Equity		**49,185**	**(1,040)**	**48,145**	**49,185**	**109**	**49,294**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 30 June 2005

	Note	Consolidated Entity			Redflex Holdings Limited		
		AGAAP $000	AIFRS Impact $000	AIFRS $000	AGAAP $000	AIFRS Impact $000	AIFRS $000
Current Assets							
Cash and Cash Equivalents		8,344	0	8,344	5,044	0	5,044
Security Deposits		1,423	0	1,423	827	0	827
Trade and Other Receivables		9,704	0	9,704	280	0	280
Inventories		12,519	0	12,519	0	0	0
Prepayments		196	0	196	18	0	18
Total Current Assets		**32,186**	**0**	**32,186**	**6,169**	**0**	**6,169**
Non-Current Assets							
Receivables		0	0	0	53,261	0	53,261
Investments	G	0	0	0	3,457	(664)	2,793
Property Plant and Equipment	F	38,939	(664)	38,275	61	0	61
Deferred Income Tax Asset	B,G	5,208	58	5,266	743	(692)	51
Intangibles Assets and Goodwill	A,C	10,649	(1,878)	8,771	340	60	400
Total Non-Current Assets		**54,796**	**(2,484)**	**52,312**	**57,862**	**(1,296)**	**56,566**
Total Assets		**86,982**	**(2,484)**	**84,998**	**64,031**	**(1,296)**	**62,735**
Current Liabilities							
Trade and Other Payables		6,870	0	6,870	357	0	357
Interest Bearing Borrowings		126	0	126	0	0	0
Income Tax Payable		253	0	253	253	0	253
Provisions		859	0	859	154	0	154
Total Current Liabilities		**8,108**	**0**	**8,108**	**764**	**0**	**764**
Non Current Liabilities							
Interest Bearing Borrowings		12,676	0	12,676	0	0	0
Non-Interest Bearing Borrowings		0	0	0	6,565	0	6,565
Deferred Income Tax Liability	C,G	5,299	(581)	4,718	2,079	(2,079)	0
Provisions		182	0	182	15	0	15
Total Non Current Liabilities		**18,157**	**(581)**	**17,576**	**8,659**	**(2,079)**	**6,580**
Total Liabilities		**26,265**	**(581)**	**25,684**	**9,423**	**(2,079)**	**7,344**
Total Net Assets		**60,717**	**(1,903)**	**58,814**	**54,608**	**783**	**55,391**
Equity							
Equity attributable to equity holders of the parent company							
Contributed Equity		79,318	0	79,318	79,318	0	79,318
Reserves	B,D,E	(10,955)	10,196	(759)	0	2,394	2,394
Accumulated Losses	B,C,D, E,F	(7,646)	(12,099)	(19,745)	(24,710)	(1,611)	(26,321)
Total Equity		**60,717**	**(1,903)**	**58,814**	**54,608**	**783**	**55,391**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Income Statement for the year ended 30 June 2005

	Note	Consolidated Entity			Redflex Holdings Limited		
		AGAAP $000	AIFRS Impact $000	AIFRS $000	AGAAP $000	AIFRS Impact $000	AIFRS $000
Continuing operations							
Sale of goods and services		8,005	0	8,005	0	0	0
Revenue from fee for service contracts		29,723	0	29,723	0	0	0
Management fees		0	0	0	2,238	0	2,238
Finance revenue		215	0	215	170	0	170
		37,943	**0**	**37,943**	**2,408**	**0**	**2,408**
Cost of Goods sold							
Cost of sales		5,733	0	5,733	0	0	0
Cost of fee for service contracts		6,425	0	6,425	0	0	0
		12,158	**0**	**12,158**	**0**	**0**	**0**
Gross Profit		**25,785**	**0**	**25,785**	**2,408**	**0**	**2,408**
Marketing related expenses		2,174	0	2,174	0	0	0
Administrative related expenses	B,C	6,769	1,072	7,821	2,671	582	3,253
Program management costs		1,546	0	1,546	0	0	0
Amortisation of intangibles	A	527	(60)	487	40	(40)	0
Depreciation on fee for service contracts		5,887	0	5,887	0	0	0
Depreciation - other		218	0	218	74	0	74
		17,121	**1,012**	**18,133**	**2,785**	**542**	**3,327**
Profit from continuing operations before tax and financing costs		**8,664**	**(1,012)**	**7,652**	**(377)**	**(542)**	**(919)**
Interest		(517)	0	(517)	20	0	20
Profit before income tax		**8,147**	**(1,012)**	**7,135**	**(357)**	**(542)**	**(899)**
Income tax expense	F	(286)	(783)	(1,069)	95	0	95
Profit After Tax from continuing operations		**7,861**	**(1,795)**	**6,066**	**(262)**	**542**	**(804)**
Operation classified as a disposal group held for sale							
Profit after tax from operation classified as a disposal group held for sale	B,C,E,F	1,139	(284)	855	0	0	0
Net Profit attributable to members for the period		**9,000**	**(2,079)**	**6,921**	**(262)**	**(542)**	**(804)**

	Item	AGAAP	AIFRS	Impact	
				CONSOLIDATED	PARENT
A	Amortisation of goodwill	Goodwill acquired under a business combination was previously amortised over a 10 year period	Goodwill is not amortised under AASB 3 "Business Combinations"	Equity at transition – Nil effect	Equity at transition– Nil effect
				Equity at 30 June 2005 – increase to intangible assets and reduction to accumulated losses by previously amortised goodwill of $60,000	Equity at 30 June 2005 – as per consolidated
				Profit for 30 June 2005 – increase to profit of $60,000	Profit for 30 June 2005 – as per consolidated
B	Share based payments	Share based payments and options were not required to be expensed through the Income Statement	Share-based payment costs are charged to the income statement under AASB 2 "Share-based Payments"	Equity at transition – no effect	Equity at transition – no effect
				Equity at 30 June 2005 – increase to reserves of $582,000, increase to deferred tax asset for tax effect of $58,000 and increase in accumulated losses of $524,000 to recognise the expensed options. Net effect of Nil	Equity at 30 June 2005 – as per consolidated
				Profit for 30 June 2005 – decrease to profit of $524,000	Profit for 30 June 2005 – as per consolidated
C	Capitalised Development costs	Research costs were previously capitalised and amortised over the expected useful life of the products being developed.	Costs incurred in the research phase of the development of an internally generated intangible are expensed under AASB 138 "Intangible Assets".	Equity at transition – decrease in capitalised research and development costs of $1,159,000. Increase in accumulated losses of $1,040,000 and increase in deferred tax asset of $119,000. Equity at 30 June 2005 – Decrease to capitalised research and development costs of $1,937,000, decrease to deferred tax liability of $581,000 and increase in accumulated losses of $1,298,000 Profit for 30 June 2005 – Decrease to profit of $493,000	No effect
D	Foreign Currency Translation Reserve	The FCTR was previously recorded from exchange rate movements over periods prior to 1 July 2004	The FCTR is to be reset to zero upon the introduction of AIFRS	Equity at transition – the foreign currency translation reserve was reduced by $7,802,000.Accumulated losses increased by $7,802,000. Net effect nil. Equity at 30 June 2005 – the Foreign currency translation reserve was reduced by $7,802,000.Accumulated losses increased by $7,802,000. Net effect nil. Profit for 30 June 2005 – no effect	No effect
E	Income tax expense	Any tax benefit arising from the value of options was fully credited to income tax expense	The value of the tax deductions available to the Group for USA based employee options in excess of that expensed via the Income statement is brought to account through Reserves	Equity at transition – Increase in reserves and increase in accumulated losses of $1,178,000. Net effect nil.	Equity at transition – Increase in reserves and increase in accumulated losses of $1,178,000. Net effect nil.
				Equity at 30 June 2005 – Increase in reserves and increase in accumulated losses of $1,812,000. Net effect nil.	Equity at 30 June 2005 – as per consolidated
				Profit for 30 June 2005 – no effect	Profit for 30 June 2005 – as per consolidated

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

F	Fixed Assets	Restatement of prior period balances for incorrect take up of Deferred Tax Accounting. This restatement does not arise from transition to AIFRS. Restatement only impacts 2005 year. Restated EPS is shown at Note 7.	Restatement of prior period balances for incorrect take up of Deferred Tax Accounting. This restatement does not arise from transition to AIFRS. Restatement only impacts 2005 year. Restated EPS is shown at Note 7.	Equity at transition – no effect Equity at 30 June 2005 – Fixed assets reduced and accumulated losses increased by $664,000 Profit for 30 June 2005 –income tax expense increased by $664,000	No effect
G	Taxation of consolidated groups	The parent entity is required to record Deferred Tax Assets, Deferred Tax Liabilities and current tax payable relating to all entities in the Australian Tax Consolidated Group	The parent entity is required to only record current tax payable relating to all entities in the Australian Tax Consolidated Group under UIG 1052. Restatement of prior period balances is required to reverse recorded Deferred Tax Assets and Liabilities relating to subsidiaries in the Australian Tax Consolidated Group	No effect	Equity at transition – no effect Equity at 30 June 2005 – Deferred Tax Liability reduced by $2,079,000, Deferred Tax Asset decreased by $692,000 Investment in subsidiary reduced by $662,000 Profit for 30 June 2005 – no effect

Reconciliation of total equity under AIFRS to that reported in the half year report to 31 December 2005.

	30 June 2005 $000	1 July 2004 $000
Total equity under AIFRS reported in half year report to 31 December 2005	60,393	48,026
Restatement of income tax expense as described in note F above	(664)	0
Removal of tax effect on Foreign Currency Translation Reserve incorrectly included in the half year report	(972)	0
Sundry items	57	119
Total equity under AIFRS	58,814	48,145

Reconciliation of profit after tax under AIFRS to that reported in the half year report to 31 December 2005.

	30 June 2005 $000
Profit after tax under AIFRS reported in half year report to 31 December 2005	7,965
Restatement of income tax expense as described in note F above	(664)
Transition adjustment to income tax expense in relation to options as described in note E.	(634)
Reduction in income tax expense in relation to share based payments expense and sundry items	254
Profit after tax under AIFRS	6,921

ERNST & YOUNG

8 Exhibition Street Fax 61 3 8650 7777
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Independent audit report to members of Redflex Holdings Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Redflex Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 16 to 21 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls..

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report.

Audit opinion

In our opinion:

1. the financial report of Redflex Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Redflex Holdings Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained on pages 16 to 21 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young



David Petersen
Partner
Melbourne
29 September 2006

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange and not shown elsewhere in this report is as follows. This information is current as at 29 August 2006.

There were 3,441 holders of fully paid Ordinary Shares. The voting rights attached to these shares are such that every member present in person or represented by proxy or representative shall have one vote and on a poll every member present or by proxy or representative shall have one vote for every share held.

The distribution schedule of holders of fully paid Ordinary Shares is:

Holding Range	Number of Holders	Units	% of Issued Capital
1 - 1,000	619	400,714	0.45
1,001 - 5,000	1,459	3,965,228	4.48
5,001 - 10,000	581	4,419,269	5.00
10,001 - 100,000	700	18,476,852	20.89
100,001 - over	82	61,199,911	69.18
	3,441	**88,461,974**	**100.00**

The names and percentage holding of the twenty largest holders of fully paid Ordinary Shares are:

Name	Units Held at end of period	% of Issued Capital
Westpac Custodian Nominees Limited	6,687,096	7.56
Thorney Holdings Pty Ltd	6,039,655	5.08
National Nominees Limited	4,491,929	5.08
Investaco Pty Ltd	3,718,052	4.20
Ms Cheng Man Oy	3,525,636	3.99
J P Morgan Nominees Australia Limited	3,054,872	3.45
Mr Melford Henry Russell Roberts	2,867,404	3.24
ANZ Nominees Limited <Cash Income A/C>	2,629,818	2.97
Invia Custodian Pty Limited <Black A/C>	2,461,610	2.78
Nellstar Pty Ltd	1,938,864	2.19
Vertex Bianca Nominees Pty Ltd	1,924,973	2.18
O'Connor Holdings Pty Ltd	1,653,519	1.87
Coningsby Nominees Pty Ltd <Super Fund A/C>	1,489,315	1.68
RBC Dexia Investor Services Australia Nominees Pty Limited	1,093,150	1.24
Mr Graham William Davie	906,677	1.02
Silverlene Pty Ltd	790,147	0.89
Cogent Nominees Pty Ltd	754,628	0.85
Blue Jade Pty Ltd	731,829	0.83
Dorion Holdings Pty Ltd	674,277	0.76
Mrs Elizabeth Geraldine Cooper	670,124	0.76
Top 20 Holders of Ordinary Fully Paid Shares	**48,103,575**	**54.38**

SHAREHOLDER INFORMATION

Substantial Shareholders

The names of substantial shareholders who have notified the company in accordance with section 671B of the Corporations Act 2001 are:

	Shares
Thorney Holdings Pty Ltd	8,451,265
Renaissance Smaller Companies Pty Ltd	7,053,769
J P Morgan Chase & Co	6,333,763

Option Holder Information

At 6 September 2006 there were no quoted options over Ordinary Shares.

Share Register

The register of securities is kept by Computershare Investor Services Pty Ltd at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, Australia.

REDFLEX HOLDINGS

Release to Australi[an Stock Exchange]

AGM 2006

27 October 2006

Redflex is pleased to provide Notice of Meeting and Explanatory Statement in relation to the Annual General Meeting to be held on 30 November at 10.30am.

The attached 2006 Annual Report and meeting documents will be despatched to shareholders shortly.

For further information:

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1712

Redflex Holdings Limited
ACN 069 306 216

NOTICE OF ANNUAL GENERAL MEETING
Thursday 30 November 2006, 10.30am

Notice is hereby given that the Annual General Meeting of Redflex Holdings Limited (the "Company") will be held in the '530 Collins Street Theatrette', 530 Collins Street, Melbourne at 10.30am on Thursday 30 November 2006.

Ordinary Business

Consideration of Reports

1. To receive and consider the financial reports and the Reports of the Directors and the Auditor for the financial year ended 30 June 2006.

Re-election of Peter Lewinsky

2. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
"That Peter Lewinsky who retires in accordance with the Company's Constitution be elected a Director of the Company."

Re-election of Bruce Higgins

3. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
"That Bruce Higgins who retires in accordance with the Company's constitution be elected a Director of the Company."

Special Business

Approval of securities to Mr Graham Davie, CEO

4. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
"That, approval be given for the purposes of Listing Rule 10.14 for the issue to Graham Davie, being an Executive Director, of 223,750 Performance Rights to acquire at no cost fully paid ordinary shares in the Company under the Redflex Long Term Incentive Plan for Executives (the "Plan"), on the terms contained in the Explanatory Statement attached to and forming part of this Notice, and to issue fully paid ordinary shares in the number, at the time, upon the terms and subject to the conditions contained in the Plan."

Remuneration Report

5. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
"That the Remuneration Report section of the Directors' Report for the Company for the year ended 30 June 2006 be adopted."

By Order of the Board
Marilyn Stephens
Company Secretary
19 October 2006

031890_00KQ7B

ORDINARY BUSINESS

1. Financial Report

The financial reports and the Reports of the Directors and the Auditor for the year ended 30 June 2006 will be presented for consideration by shareholders. No formal resolution is required on these reports.

2. Re-election of Peter Lewinsky

Peter Lewinsky, Non-executive Director, retires by rotation in accordance with the Company's constitution and, being eligible, offers himself for re-election. Information about Mr Lewinsky appears in the Company's Annual Report.

3. Re-election of Bruce Higgins

Bruce Higgins, Non-executive Director, retires by rotation in accordance with the Company's constitution and, being eligible, offers himself for re-election. Information about Mr Higgins appears in the Company's Annual Report.

SPECIAL BUSINESS

4. Approval of securities to be issued to Graham Davie, CEO.

At the date of this Notice Mr Davie is paid a total fixed remuneration ("TFR") of $260,000 which represents a 4% increase in his previous TFR of $250,000 which was effective to 1 October 2006. Mr Davie is entitled to receive short term incentive payments at the discretion of the board and, as Chief Executive Officer, is entitled to participate in the Redflex Long Term Incentive Plan for Executives (the "Plan") subject to shareholder approval. The Company seeks shareholder approval for Mr Davie to be issued with Performance Rights and for the Company to issue fully paid ordinary shares in the number, at the time and upon the terms and subject to the conditions contained in the Plan.

On 26 July 2006, when the Plan commenced, the Company announced to the Australian Stock Exchange general details of the Plan and information regarding the issue of Performance Rights to Company executives. The announcement also covered a proposed issue, subject to shareholder approval, of 149,162 Performance Rights to Mr Davie, and the concept of further issues of Performance Rights to Company executives in October 2006. The number of Performance Rights contemplated in this resolution is 223,750. The increase from the number contemplated in July 2006 reflects the October 2006 offer to Mr Davie of 74,588 Performance Rights with a 3 year performance period to 1 October 2009.

As announced on 26 July 2006, if shareholder approval is not obtained, then Mr Davie will be provided with monetary equivalent rewards based on the Plan hurdles as per all executives.

The Plan Rules and a brochure summarising the Plan are posted on the Company's website www.redflex.com.au. To date, under the Plan, the Company has issued or offered 1,619,390 Performance Rights to 24 Redflex executives.

Number of Performance Rights to be awarded
The maximum number of Performance Rights to be issued subject to this resolution is 223,750. This number was calculated by reference to 60% of Mr Davie's annual TFR and the average of the daily closing prices of the Company's shares over the 3 months prior to 1 July 2006 ($2.0112) and 1 October 2006 ($2.0915), being the effective dates of the commencement of the performance periods of the 3 tranches. The Performance Rights represent a value of $456,000 over a 3 year period.

The actual value of the Performance Rights that Mr Davie will enjoy will depend on the Company's relative total shareholder return, described below, as well as movements in the Company's share price, and may be more or less than $456,000. At the date of this Notice, the Company's share price was $2.55 compared to the closing share price of $1.755 on 30 June 2006 and $2.30 on 29 September 2006, being the last trading days prior to when the Performance Rights were determined.

Having regard to the perspectives of Mr Davie and the Company, the Directors consider that the Performance Rights represent reasonable remuneration for Mr Davie.

If, prior to the completion of a performance period, Mr Davie ceases to be employed by the Company (except in the case of death, disability or redundancy), then the Performance Rights for that period will lapse.

Performance Conditions
The actual number of shares to be granted is determined by the performance conditions of the Performance Rights over the performance periods in the table below.

Performance Period	Performance Rights
1 July 2006 to 1 October 2007	74,581
1 July 2006 to 1 October 2008	74,581
1 October 2006 to 1 October 2009	74,588

Performance Rights are measured at the end of each performance period which is generally expected to be three years. However, the initial offers with performance periods commencing 1 July 2006 made to Mr Davie (and to other Redflex executives) were transitional arrangements with shorter performance periods designed to provide a degree of continuity of long term incentives to executives who participated in the Company's previous long term incentive plans.

The Performance Rights will vest into fully paid ordinary shares on a 1 for 1 basis at no cost to Mr Davie (as is the case with other Redflex executives) subject to satisfaction of performance hurdles. The performance measure is the Company's relative total shareholder return ("TSR") performance compared with the TSR performance of a comparator group of companies in the S&P/ASX 300 at the start of the performance period over the same period.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if the Company's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights will vest if the Company's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If the Company's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

Other

The 223,750 Performance Rights subject to the resolution represent 0.25% of the Company's share capital of 88,596,979 ordinary shares.

It is intended that the Performance Rights will be issued to Mr Davie immediately on shareholder approval being obtained.

Mr Davie presently has interests in 1,298,230 shares in the Company.

Voting Exclusion

The Company will disregard any vote cast on Item 4 by Mr Davie or any associate of him.

However, the Company need not disregard a vote on Item 4 if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. Adoption of Remuneration Report

The Company's Remuneration Report can be found at Pages 24 to 31 in the 2006 Annual Report which accompanies this Notice of Meeting. It sets out a range of matters relating to the remuneration of Directors and executives of the Company. A vote on this resolution is advisory only and does not bind the directors or the Company.

Voting Information

The Company has determined that for the purposes of the Annual General Meeting, persons who are registered holders of ordinary shares as at **7pm on 28 November 2006** will be voting members.

Proxies

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies to attend and vote on their behalf. Each proxy will have the right to vote on a poll and also to speak at the meeting.
2. A proxy need not be a member of the Company.
3. A member wishing to appoint a proxy should use the form provided. If a member wishes to appoint two proxies, a request should be made to the Company's share registry for an additional proxy form.
4. Where two proxies are appointed neither proxy may vote on a show of hands and each proxy should be appointed to represent a specified proportion of the member's voting rights. If the proxy appointments do not specify the proportion of the member's voting rights that each proxy may exercise, each proxy may exercise half of the member's votes.
5. The instrument appointing a proxy is required to be in writing under the hand of the appointer or of that person's attorney and, if the appointer is a corporation, in accordance with the Corporations Act 2001 or under the hand of an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the proxy form.
6. If a proxy form is completed by an individual, or a corporation under Power of Attorney, the Power of Attorney under which the form is signed, or a certified copy of that Power of Attorney must accompany the proxy form unless the Power of Attorney has previously been noted by the Company.
7. To be effective, the proxy form (together with any required supporting documentation (see above)) must be received at the Company's Share Registry in Melbourne not later than **10.30 am on Tuesday, 28 November 2006**. Proxy forms received after this time will be invalid. Proxy forms may be lodged by facsimile.
8. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.
9. If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the member's behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.
10. Members who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with directions on the proxy form. Proxy appointments in favour of the chairman of the meeting or any director or the secretary of the Company which do not contain a direction will be used to vote in favour of the resolutions to be proposed at the meeting.
11. Members who do not plan to attend the meeting are encouraged to complete and return a proxy form.
12. A replacement proxy form may be requested from the Company's share registry:
    Computershare Investor Services Pty Limited
    Yarra Falls, 452 Johnston Street
    Abbotsford. Vic 3067
    Facsimile (03) 9473 2555.

Corporate Representatives

A corporate shareholder may elect to appoint an individual to act as its representative in accordance with section 250D of the Corporations Act 2001 (Cth) in which case the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act 2001 (Cth). The certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The certificate will be retained by the Company.

REDFLEX HOLDINGS

Redflex Holdings Limited
ABN 96 069 306 216

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [X]

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Redflex Holdings Limited and entitled to attend and vote hereby appoint

[ ] the Chairman of the Meeting (mark with an 'X') **OR** [ ]

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Redflex Holdings Limited to be held at 'the 530 Collins Street Theatrette', 530 Collins Street, Melbourne, Victoria, Australia on 30 November 2006 at 10.30am and at any adjournment of that meeting.

Voting directions to your proxy - please mark [X] to indicate your directions

		For	Against	Abstain*
Item 2	Re-election of Mr Peter Lewinsky as a director	[ ]	[ ]	[ ]
Item 3	Re-election of Mr Bruce Higgins as a director	[ ]	[ ]	[ ]
Item 4	Approval of securities to Mr Graham Davie, CEO	[ ]	[ ]	[ ]
Item 5	Remuneration Report	[ ]	[ ]	[ ]

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

[ ] Mark with an 'X' if you wish to appoint a second proxy. **AND** [ ] % **OR** [ ]

State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name	Contact Daytime Telephone	Date / /

RDF 1PR 031890_00KPJA

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.30am on 30 November 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia

BY MAIL Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia

BY FAX 61 3 9473 2555

031890_00KPJA

REDFLEX HOLDINGS

Redflex Holdings Limited
ABN 96 069 306 216

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
www.computershare.com

MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030



Redflex Holdings Limited

ACN 069 306 216

QUESTIONS FROM SHAREHOLDERS

Annual General Meeting Thursday 30 November 2006, 10.30am

Your questions or concerns as a shareholder are important and we encourage you to raise them with us. Please use this form to submit questions which may be directed to:

- Management of the company regarding Redflex Holdings Limited generally and/or
- Ernst & Young, the company's auditor, regarding the content of its Audit Report or the conduct of its audit of the company's financial statements for the year ended 30 June 2006.

We will endeavour to respond to as many of the most frequently asked questions as practicable during the meeting as part of the Chairman's and Chief Executive Officer's addresses.

Questions should be submitted no later than 5:00pm Monday 13 November 2006 as follows:

By fax to: +61 3 9699 3566
By mail to: PO Box 720, South Melbourne. Victoria, Australia, 3205
By email to: marilyn.stephens@redflex.com.au

Question(s)

-
-
-
-

031890_00KPHA

REDFLEX HOLDINGS

Redflex Holdings Limited
ABN 96 069 306 216



SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Securityholder Reference Number (SRN)



I 1234567890 IND

Annual Report

Use a black pen.
Where a choice is required, mark the box with an 'X'



A Annual Report Request

The company will automatically mail you an Annual Report each year unless you elect otherwise.



Please mark this box with an 'X' if you **DO NOT** wish to receive the company's Annual Report.
You will, however, receive all other securityholder mailings including notices of meetings and proxy forms.

AF003

RDF 01AF



How to complete this form

A **Annual Report Request**

Can you help us reduce costs?

We have many securityholders and it is costly for the company to produce and mail Annual Reports.
We are required to automatically mail you a report each year unless you instruct us otherwise.

By marking the box overleaf you can select not to receive a copy of the company's Annual Report.
However, you will still receive all other securityholder mailings including notices of meetings and proxy forms.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

031890_00KPIA

AF003

RDF

Please return the completed form in the envelope provided, or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia





REDFLEX HOLDINGS

Redflex Holdings Limited
ABN 96 069 306 216

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

000001
000
SAM



MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

20 October 2006

Dear Securityholder,

We have been trying to contact you in connection with matters arising from your securityholding in Redlex Holdings Limited. Unfortunately, our correspondence has been returned to us marked "Unknown at the current address". For security reasons we have flagged this against your securityholding which will exclude you from future mailings other than notices of meetings.

We value you as a securityholder and request that you supply your current address so that we can keep you informed about our Company. Where the correspondence has been returned to us in error we request that you advise us of this so that we may correct our records.

You are requested to include the following;

- Securityholder Reference Number (SRN) or Holder Identification Number (HIN);
- ASX trading code;
- Name of company in which security is held;
- Old address; and
- New address.

Please ensure that the notification is signed by all holders and forwarded to our Share Registry at:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

In addition, if your holding is sponsored within the CHESS environment you need to advise your sponsoring participant (in most cases this would be your broker) of your change of address so that your records with CHESS are also updated.

Yours sincerely

Redlex Holdings Limited

031890_00KPJA

REDFLEX



ANNUAL GENERAL MEETING

10.30 AM

30 November 2006

530 Collins Street Theatrette

530 Collins Street

Melbourne, Victoria, Australia


DINGS LIMITED
2006



REDFLEX HIGHLIGHTS

Profitable Performance

- A net profit before tax of $11.7 million compared to a profit of $8.4 million for the previous year.

- Revenue increased by 55% from $46.3 million to $71.6 million.

- Earnings Before Interest Taxation Depreciation and Amortisation (EBITDA), was significantly higher at $23.6 million compared to $16.4 million for the previous year.

FINANCIAL PERFORMANCE SUMMARY

Financial performance	Actual FY06	Actual FY05
Revenue ($m)	71.6	46.3
Earnings before interest, taxation, depreciation and amortisation (EBITDA) ($m)	23.6	16.4
Operating profit after tax ($m)	8.7	6.9
Research and development costs as a percentage of operating revenue (%)	6.5	7.7
Weighted average number of shares (million)	86.9	84.4
Basic Earnings per share (cents)	9.96	8.2
Earnings per share based on earnings before interest, tax, depreciation and amortisation (cents)	27.2	19.4

Financial position		
Current Assets ($m)	48.0	32.2
Non-Current Assets ($m)	65.5	52.3
Current Liabilities ($m)	14.4	8.1
Non-Current Liabilities ($m)	27.8	17.6
Shareholders' Equity ($m)	71.3	58.8


REVENUE
$71.6M
$46.3M
$33.1M
$23.5M
2002/03
2003/04
2004/05
2005/06


EBITDA GROWTH
$23.6M
$16.4M
$8.5M
$0.1M
2002/03
2003/04
2004/05
2005/06


NET PROFIT AFTER TAX
$8.7M
$6.9M
$3.3M
$-3.7M
2002/03
2003/04
2004/05
2005/06


USA INSTALLED CAMERA BASE
667
463
301
135
JUNE 03
JUNE 04
JUNE 05
JUNE 06


USA CONTRACTED CITIES
87
61
53
29
JUNE 03
JUNE 04
JUNE 05
JUNE 06


USA CONTRACTED STATES
16
13
11
7
JUNE 03
JUNE 04
JUNE 05
JUNE 06

*The 2003 and 2004 results have been shown on a pre AIFRS basis





Twelve months ago I stated our company was generally in excellent shape. Pleasingly that is still the case notwithstanding that having overcome the challenges of the 2005/06 financial year, the board and management have a keen appreciation of the very many challenges that remain.

FELLOW SHAREHOLDERS

Twelve months ago I stated our company was generally in excellent shape. Pleasingly that is still the case notwithstanding that having overcome the challenges of the 2005/06 financial year, the board and management have a keen appreciation of the very many challenges that remain.

Traditionally the most fundamental yardstick of commercial performance is "net profit after tax" (NPAT). It is pleasing to note that Redflex's result in this regard set a new record for the company showing a profit of AU$8.7 million, an increase of approximately 25%. Impressive as this is, there is a more appropriate measure for Redflex which is even more attractive. In light of previously accumulated trading losses the 2004/05 result was subject to a lower rate of taxation. Our Australian tax losses have now been fully utilized and thus significant tax liabilities are now payable. That being so, it is more meaningful when making year on year comparisons to consider the relative pre-tax profits rather than the post-tax profits. This yardstick indicates a 2005/06 pre-tax profit of AU$11.8 million – an increase of 41%. Similarly pleasing is that our enterprise is moving toward the point where internally generated cash flow will fund our substantial ongoing capital expenditure.

Increasingly the dominant focus of our company's activities is in the public safety arena, more particularly in photo enforcement of motor vehicle road laws. The benefits that motor vehicles bring to the world are delivered at a horrendous human cost in the form of the global road toll. The vast and ever increasing level of deaths, disablement, personal injuries and economic cost arising from car accidents constitutes an international epidemic that must be fought with all possible vigour. A significant part of such fight requires the relevant authorities to protect the community by enacting and enforcing proper road safety laws. Redflex provides a wide suite of products and services to those authorities to assist in road safety enforcement programmes. Redflex delivers solutions that are equitable, thorough, reliable, technically sophisticated and economically efficient. All associated with the company should be proud to be part of an organization that indisputably provides a positive community benefit wherever its products are employed. At the same time, excitingly, it conducts a successful and rapidly growing business that should, over time, be able to amply financially reward its various stakeholders.

Our USA operation is commercially the most significant part of our business. Over the 2005/06 year we increased our market leadership in the USA significantly with our installed base growing by more than 40%. Such rapid growth and market leadership was, however, hard won. As market leaders we were obliged to take on an ever increasing proportion of industry representation in such areas as fighting legal challenges to the industry, political negotiations in multiple states and federally, road safety research, public education and general community relations. We greatly enhanced our customer support facilities. We were the first in the industry to implement a disaster recovery plan in the form of a co-location facility. We doubled our sales team with a view to taking advantage of the fact that the industry in the USA is still in its commercial infancy. A revamping of our USA senior management structure was carried out. All of these steps were inevitably expensive but necessary to deal with acknowledged issues and position for future growth. Pleasingly, analysis indicates that the costs of these changes were largely absorbed over time with the second half of the financial year proving to be far more financially successful than the first half. That trend appears to be continuing in the 2006/07 financial year. Business potential in the USA is enormous and we will assiduously strive to harness it.

The Australian traffic operation provides hardware and software solutions to our USA division and additionally sells hardware/software product to regulatory authorities throughout the world. We now have market presence in all Australian states, in Europe, Asia and the Middle East. This division of Redflex delivered record results in the 2005/06 financial year and significantly contributed to the Group result. The speed camera programme delivered on the Geelong Freeway during the year is the most sophisticated in the world and has performed excellently both in its own right and as a reference site. Australia continues to be at the leading edge of global road safety technology and for Redflex to be a dominant force in that market is a great achievement.

The Communications division had a momentous year. Sadly the very large contract that had been won with the USFAA was "terminated for convenience" by Lockheed for reasons not of our making. The contract had been significantly progressed by the time of termination and we were able to negotiate a favourable financial settlement. Significant downsizing and restructuring were, however, required and previously announced plans to divest the division were revived. Such divestment should be completed shortly.

Overall we remain optimistic about Redflex's future prospects. The quality of our product range and staff are first class and we are commercially well positioned. Our employees have worked diligently and loyally for the company. We thank them for it.

Chris Cooper
Chairman

Redflex has maintained and advanced its position as the premier supplier of photo enforcement solutions for public safety in the USA with a record rollout of new systems.



REVIEW OF OPERATIONS FY2006

The year ended 30 June 2006 has been an interesting one with significant progress being made and, although it has also been challenging, with Redflex facing new issues not seen previously, overall the result has been pleasing and we are sure that the company is well positioned to continue to grow into the future. Redflex has maintained and advanced its position as the premier supplier of photo enforcement solutions for public safety in the USA with a record rollout of new systems.

Highlights for the year:

Some of the key highlights for the year are:

Profitable Group Performance

- An increase of 55% in Revenue from $46.3 million to $71.6 million;
- An increase of 45% in Earnings Before Interest Taxation Depreciation and Amortisation (EBITDA) from $16.4 million to $23.6 million;
- An increase of 41% in Net Profit Before Tax from $8.4 million to $11.8 million;
- An increase of 25% in Net Profit After Tax (NPAT) from $6.9 million to $8.7 million;
- For the first time, EBITDA exceeded the capital investment in new camera systems, and over the next financial year we expect to reach the position where cash flow from Traffic operations is sufficient to fund the ongoing capital investment.

Traffic Business Highlights

- Redflex Traffic Systems continues to hold the number one position in the US market in terms of installed cameras and new business being won;
- An increase of 42% in Traffic revenue from $37.7 million to $53.6 million;
- An increase of 24% in Traffic EBITDA, a key indicator of cash generation from operations, from $16.3 million to $20.3 million;
- Despite a required step increase in costs in the first half and corresponding margin pressure, and an increased number of cameras out of commission as a result of legislative/legal issues, the margin recovered substantially in the second half, giving rise to a full year pre-tax profit in Traffic of $9.4 million;
- An increase of 44% in the number of camera systems installed in the USA Build Own Operate and Maintain market from 463 to 667;
- 38 new contracts signed with cities in the USA from 1 July 05 to the end of September 2006;
- Contracts in four new states in the USA over the financial year;
- The first freeway speed cameras installed and operating on the 101 Freeway in Scottsdale, Arizona;
- Contracts now signed for photo enforcement with all states in Australia;
- Ongoing R&D investment in new technology developments that continue to place Redflex at the forefront of the industry.

Communications Business

- Satisfactory settlement of the major FS21 contract which was terminated 'for convenience'. This settlement resulted in a substantial one-off contribution to profit in the first half;
- Development of the new Switchplus Gen III product nearing completion with the assistance of a START R&D grant from the Australian Government. The Gen III product has already been sold and delivered to a number of customers;
- New contract wins in the USA, a NATO country, Denmark, and Turkey.
- The business is in the process of being divested, a process which is expected to complete in the 2007 financial year.

USA OPERATIONS

Redflex Traffic Systems continues to lead the market in North America in new contracts awarded and system delivery, and continues to lead the industry as the largest supplier and operator of outsourced photo enforcement systems in the USA.

New Contracts

In the USA, Redflex Traffic Systems now has contracts with 97 cities across 16 states (as at the end of September 2006). Over the period 4 additional states now include mobile speed vans as part of the contract, bringing to 8 the number of states with speed enforcement programs





The 26 new contracts won over the financial year, compared with 10 in the prior financial year, are indicative of an acceleration in the emerging opportunities.

New contracts were signed in the following 38 cities from 1 July 2005 to the date of this report:

Laguna Woods, California	Los Alamitos, California	Moultrie, Georgia *
Bellwood, Illinois	San Leandro, California	El Paso, Texas *
Davenport, Iowa	Rocklin, California	Hapeville, Georgia *
Trotwood, Ohio	Loma Linda, California	Prescott Valley, Arizona *
Plano, Texas	Yuba City, California	Walnut, California *
Newberg, Oregon	Richardson, Texas	University Park, Texas *
Frisco, Texas	Denton, Texas	St Peters, Missouri *
Knoxville, Tennessee	Griffin, Georgia	Lancaster, California *
Auburn, Washington	Columbus, Ohio	Riverside, California *
Baldwin Park, California	Duncanville, Texas	Grand Prairie, Texas *
Springfield, Ohio	Brunswick, Georgia	Tifton, Georgia *
Newark, California	Clive, Iowa	Farmers Branch, Texas *
Lakewood, Washington	Thomasville, Georgia	

* Contracts signed since 1 July 2006.

In addition, extensions to existing contracts have been executed. In the city of Ventura, California, an extension was received in June for up to an additional 13 systems bringing the total contracted amount to 30. In the town of Paradise Valley, Arizona, an extension of an additional system brings the total contracted number of systems to 5. Conversely, Redflex ceased enforcement comprising 2 camera systems at one intersection in the City of Paramount, California because of City political and financial pressures. Also, the program in Virginia Beach, Virginia, has now been discontinued due to non-renewal of the enabling legislation.

Introduction of the first fixed photo speed enforcement systems on a US freeway commenced in January for the 7.8 mile stretch of freeway in Scottsdale, Arizona. Utilizing our new high resolution cameras and multiple speed verification processes, the system performance and image quality has proven to be excellent. Since the pilot's enforcement period began on 22 February through to 30 June, over 75,000 notices were issued. Initial results show a pleasing improvement in driver behaviour and consequent reduction in the number of violations.

The transition in Albuquerque, New Mexico, from an initial pilot program to a full contract for initially up to 10 camera systems was expanded to 40 systems including a fixed speed component as well as the addition of more mobile speed vans.

Sales & Marketing

The 26 new contracts won over the financial year, compared with 10 in the prior financial year, are indicative of an acceleration in the emerging opportunities.

The sales team was expanded during the year and sales staff are now stationed in geographically diverse areas to address the opportunities that are opening up across the USA.

The inroads achieved in the emerging Texas market, with 5 new contracts over the financial year and an additional 4 subsequently, is a significant start to developing our presence in the second most populous US state. We also have a focus on Illinois as another key state and are hopeful of further contracts there in the near future.

The use of external consultants/lobbyists to assist with the sales effort in targeted regions was instituted in the second half of the financial year, and we expect even higher levels of contract capture as a result.

Installations

The average installation rate was accelerated over the second half of the 2006 financial year from an average 13 cameras per month to 21 per month.

The installation base continues to grow with:

- 463 systems installed at 30 June 2005;
- 540 systems installed at 31 December 2005; and
- 667 systems installed at 30 June 2006.

The number of installed systems includes cameras that may not be generating revenues for reasons including: warning periods; delays in going live; legislative issues; road work; or maintenance actions.

It has been another strong year for Redflex Traffic Systems in Australia, with a number of significant projects won, some of which have already been delivered and some of which are well underway.

Growth Initiatives during the Period

The acceptance of photo enforcement has allowed expansion of activities to introduce additional speed detection into cities. This aligns with Redflex's strategy to grow into the greater speed enforcement market.

The company has increased processing capability to support the new contracts, including the 101 Freeway project, and now operates citation processing 24 hours per day, 7 days per week.

These initiatives come at a cost but are necessary to underpin operational benefits in the future.

Operational Accomplishments

Photonotice.com, a Redflex initiative, is a website available to violators to allow them to view their violation videos once a citation is received. This website was rolled out to all existing customers during February and March 2006 with all new customers having access at program commencement. Prior to Photonotice.com, Redflex provided limited access to violation videos in a small number of cities while it went through implementing extensive security measures and database reconfigurations to secure each violator's personal data.

The volume of data and the importance of that data for our business and for our customers has led to the establishment of a 'co-location facility'. This provides full offsite data replication, enabling the data and processing capability to be re-established rapidly in the event of a major failure at, or destruction of, our primary processing location. This facility is in addition to a full backup/recovery program, secure off site storage, and disaster recovery plans that previously underpinned security of data and continuity of operation.

Expanded photo enforcement products that were developed and brought to market include the mobile red light system deployed in Texas; a fixed laser system deployed in Iowa; non-intrusive red light detection used in Texas sites, and a mobile laser system used in Oregon and Iowa. We have received approval of the Redflex speed van product from the International Association of Chiefs of Police (IACP) in the USA.

Legislative Environment

The past year has seen some significant changes in the legislative/legal environment in the USA and not only have we moved quickly to address the new issues, we have invested significantly in dealing with them. In particular:

- In the State of Ohio, during the 2005 financial year, House Bill 56 was introduced. Details were presented in our ASX release of 25 May 2005. At this stage the Bill remains in Senate committee stages, and has undergone a number of revisions and updates in the process. The ultimate outcome of the process for the Bill remains unknown, however the Bill in its current form appears to focus more on regulation than prohibition of automated red light photo enforcement;
- Legislation in Virginia, which included a sunset clause requiring our cameras in Virginia Beach to be turned off, has not been renewed, and the program, comprising 8 cameras, has been discontinued;
- As flagged in our ASX release of 16 March 2006, the program in Minneapolis has been suspended. We remain hopeful that the issues can be resolved and the program can be reinstated;
- Similarly, a court decision in relation to a competitor's program and a subsequent appeal in North Carolina have led to the suspension of some of our programs at the request of cities there. The issues are complex, but we are working through them and are hopeful of a resolution that will provide a clear way forward;
- In the state of Illinois, one of our projects has not yet received approval to turn on cameras due to subsequent change to state legislation. We expect the program to come on line during the 2007 financial year;
- In Arizona, a number of bills were introduced in efforts to stop the 101 Freeway speed enforcement trial. None of those efforts have been successful to date. However, we expect that the 101 Freeway systems may be turned off at the end of the 9 month trial while the city of Scottsdale evaluates the results before determining the future of the program.

As a result of these and other issues we currently have around 10% of our installed base of cameras not generating revenue. We hope to have that percentage reduce over the year ahead. To put this in context, these cameras represent about 3 months of construction at our current rollout rate. Of course they also represent underperforming capital which is a serious concern and we are actively involved in seeking solutions.

There has been an investment in legal activities during the financial year and the use of lobbyists to assist in our marketing effort and to provide input to legislative outcomes that could affect the photo enforcement business. Moreover, the use of local legal counsel in new states to provide oversight relative to local ordinances is a risk mitigation activity to minimize action based on contradictory language between state and local legislation.

The loss of revenue from cameras that have been removed from service, hopefully temporarily, and the additional costs incurred in working through the complex issues, have both contributed to our lower than expected margins and profit result for the past financial year.

AUSTRALIAN OPERATIONS

It has been another strong year for Redflex Traffic Systems in Australia, with a number of significant projects won, some of which have already been delivered and some of which are well underway.

With the addition of a contract to supply red light and speed combination cameras to South Australia, Redflex now has





Development of leading edge technologies to support our world class service offering has continued through the year.

contracts with every state in Australia. Redflex is working closely with the South Australian customer to ensure a highly successful program for the State.

In Victoria, Redflex has installed speed cameras on the Geelong Freeway. Contracted in September, installed by December and live in January, the system is a flagship for new technology speed camera systems.

Leading edge Redflex point to point speed enforcement technology has been installed on the new Craigieburn Bypass north of Melbourne and on the Hume Freeway between Melbourne and Seymour. This technology uses optical character recognition of number plates to identify each vehicle and then determines those vehicles that have been speeding over the long distances enforced by the system.

Redflex is also installing more red light and speed combination cameras throughout the State. The Stage 1 project was announced in November 2005 and the Stage 2 project was announced in March 2006. This roll-out is well underway, with the program running to plan.

Redflex has also installed a number of Railway Crossing Enforcement cameras in the state of Victoria - another important initiative for the future.

In Western Australia, the next generation of Redflex back-office processing software is now operational. The system is used to issue and manage tickets for speeding, red light running and on-the-spot fines generated by police officers in the field. The system is large scale, web-enabled and highly automated, to service the full needs of a Traffic Camera and Infringement Management operation.

Redflex Bus Lane Enforcement camera systems have gone live throughout New South Wales. This world-leading system detects vehicles at multiple points along the bus lanes and then uses Optical Character Recognition to determine vehicles that are illegally using those lanes. Speed cameras are operational in the Cross City Tunnel in Sydney and a number of additional fixed speed cameras have been installed throughout the state.

Both mobile radar enforcement cameras and mobile laser enforcement cameras have been delivered to Tasmania; with software upgrades to Queensland, these round out deliveries to every state in Australia this financial year.

Systems have also been sold to South Africa, the United Kingdom, Saudi Arabia and Bahrain.

The Redflex research and development program continues to develop products to ensure world-wide Redflex market leadership. Highly reliable and duplicated speed measurement systems ensure the accuracy of prosecutions, new detection technologies increase the range of opportunities open to Redflex, and high performance cameras increase prosecution rates and revenue streams.

FINANCIAL

Over the course of the year we announced that our debt facility with Harris NA Bank had been increased from US$13 million to US$19 million. The facility was drawn to US$15.5 million at 30 June 2006.

The Group had cash and equivalents on hand of A$11.6 million at 30 June 2006.

We are planning for cash generated from operations to exceed the capital investment in new cameras systems over the course of the 2007 financial year.

TECHNOLOGY AND PRODUCT DEVELOPMENT

Development of leading edge technologies to support our world class service offering has continued through the year. Some of the new technologies developed include:

- New digital camera systems to enhance performance and expand our range to enable us to offer cameras best suited to specific applications;
- Further enhancement to our Point-to-Point speed offering which allows efficient enforcement of speed over long distances;
- We have focussed on development of non-intrusive technologies and the integration of third party technologies so that we are able to offer the complete range of field detection sensors to meet identified customer requirements;
- The new Redflex-developed flash technology has been deployed broadly in different configurations;
- A new enhanced speed van has been deployed in the USA;
- Secondary (and tertiary) speed verification technologies have been developed further;
- Our Bus Lane enforcement technology has been enhanced and fielded. This technology is attracting significant interest in Australia and overseas;
- Our world-best back office processing system including camera asset management, configuration, and comprehensive work flow management, business process control, and document management for processing a broad range of infringements, has gone live in the state of Western Australia.

We will continue to invest in research and development, with the targeted expenditure being approximately 5% of revenue for the year ahead. Development that is expected to give rise to future benefits will be capitalised with the capitalised development amortised over a ten year period. The capitalised development is also tested for impairment at each half year. If the carrying value of elements of development is not sustainable, then that value is written down.

REDFLEX COMMUNICATIONS

Redflex Communications formed the core of the Redflex business when it first commenced. Over time it reverted to a secondary position as the opportunities in the Traffic photo enforcement and public safety area were developed. The board has decided to divest the business and the process for this is now well advanced. When the way forward is quite clear the market will be informed of the outcome. In anticipation of this the business has been classified as a 'disposal group held for sale' in the accounts.

The Communications business made a significant contribution to the profitability of the Group for the year ended 30 June 2006, however a substantial proportion of that contribution was due to the large FS21 contract which was terminated 'for convenience' during the year. The level of activity generated by that contract, which was valued at

It is important that I take the opportunity to thank those people and organizations that have contributed to the success of the Redflex Group.

approximately $46 million dollars, was expected to flow through to future years.

The Communications business has won significant new contracts recently and is well positioned to perform in its market area, particularly with the release of the new Switchplus Gen III communications technology.

CORPORATE GOVERNANCE

The board has taken its Corporate Governance obligations very seriously and has enhanced its processes and carried out reviews in a number of areas. In particular a group wide risk review has been carried out and the results reviewed by the board.

REMUNERATION

Remuneration has also been a significant focus for the group with the Remuneration Strategy defined and refined to meet the needs of the Group. This has taken a significant amount of time and effort by the Remuneration Committee in conjunction with our professional advisers, and has been made somewhat complex by the desire to ensure a degree of consistency globally while complying with legislative regimes in the countries and states in which staff are employed.

The new Long Term Incentive plans were disclosed to the market recently. More detail is in the Remuneration Report which forms a part of the formal Directors' Report.

AMERICAN DEPOSITARY RECEIPTS

The ADR program in the USA has been in operation since April 2005. The program provides a vehicle for US based investors to acquire a security that is traded in the US market. Each ADR corresponds to 8 Redflex ordinary shares in Australia, and the ADRs trade as RFLXY on the Over The Counter (OTC) market in the USA. A relatively small number of ADRs has been issued by the Bank of New York; however the number of ADRs on issue is not representative of the investment interest from the USA. Most institutional investors in the USA are free to invest directly in the Australian market.

OUTLOOK

Management has budgeted for growth in the 2007 financial year. We are planning to install more camera systems in the US than we did over the past year and to continue to develop opportunities to exploit our world-leading technologies in Australia and the rest of the world.

The Build Own Operate and Maintain (BOOM) business in the USA is very attractive; however, we will continue to build our presence in other parts of the world. We continue to seek to identify opportunities for the BOOM model outside the United States, and feel that the benefits of a full outsourcing approach can be demonstrated based on our successful experience in the USA.

Our assessment of the potential US market for outsourced photo-enforcement remains that it could grow to represent a multi-billion dollar industry as it is fully built out over time. Redflex is in the premier position to capitalise on that potential growth in the industry.

There are no specific opportunities for growth by acquisition at this stage and our primary focus is on organic growth in the existing market, building on our superior solutions and premier position in the market. However we will be alert to opportunities to grow shareholder value by acquisitions in the broad scope of our Traffic focus. We will also continue to investigate opportunities to offer new technologies into our existing markets and to look for and develop new technologies.

We expect that the cash generated from operations in the USA will exceed the capital required to install new cameras, based on our stated plans. Consequently we expect our borrowings for capital investment for our outsourced photo enforcement solutions to peak in the 2007 financial year and to be repaid progressively. The support of our financial partner, Harris Bank, has been greatly appreciated and has been crucial to our ability to continue to grow the business.

THANKS

It is important that I take the opportunity to thank those people and organizations that have contributed to the success of the Redflex Group. Firstly to staff for their dedication and commitment, without whom the company could not have achieved what it has. Also, thank you to our customers, suppliers, financiers, advisers, and shareholders, and to my fellow board members for their energy, dedication and availability throughout the year. It has been an interesting year and Redflex is well positioned for better years in the future. We look forward to delivering enhanced shareholder returns as the promise of the market in which we operate continues to be realised.



Graham Davie
Chief Executive Officer

29 September 2006

DIRECTORS' REPORT

Your directors submit their report for the year ended 30 June 2006.

CORPORATE INFORMATION

Redflex Holdings Limited is a company limited by shares and is incorporated and domiciled in Australia. Redflex Holdings Limited has prepared a consolidated financial report incorporating the entities that it controlled during the year and as detailed in Note 22 to the accounts.

The consolidated entity employed 329 employees as at 30 June 2006 (2005: 270 employees).

DIRECTORS

The names and details of the company's directors in office during the financial year and until the date of this report are as follows:

Directors were in office for the entire period unless otherwise stated.

CHRISTOPHER COOPER - L.L.B., B.Com. - (Non-executive Chairman)

Mr Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial real estate development, and investment management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr Cooper is also a principal and agent manager for significant share investment portfolios and a director and manager of numerous private investment companies and trusts. During the last three years Mr Cooper has not been a director in any other listed public companies.

ROBIN DEBERNARDI - (Non-executive director)

Mr Debernardi is a prominent businessman who has had significant success in a diverse range of businesses. His achievements include the creation of a product range within the horticultural industry, which continues to boast household name recognition decades later.

Mr Debernardi has enjoyed further successes in the arena of commercial and rural property development in Victoria and Queensland. He brings substantial experience in assisting companies involved in high growth phases of their development, and currently carries the role of Chairman of the Redflex Remuneration Committee; a key role in the future development of the company. During the last three years Mr Debernardi has not been a director in any other listed public companies.

PETER LEWINSKY – B Ec, MBA, FCA, SF Fin – (Non-executive director)

Mr Lewinsky has conducted a private investment banking and corporate advisory practice since 1991 following 12 years investment banking and stockbroking experience both in Australia and internationally. Mr Lewinsky has undertaken a range of corporate finance transactions and managed a number of major projects for the boards and shareholders of public, private and government organizations drawing on his experience in chartered accountancy, investment banking, stockbroking and private practice.

Over the last 10 years Mr Lewinsky has held a number of board and audit committee appointments for public, private and government organisations. During the last four years Mr Lewinsky previously held a position as a non-executive director of Australian Wealth Management Limited (since February 2005), a publicly listed company.

BRUCE HIGGINS -B Eng (Elec), MBA, FAICD – (Non-executive director)

Mr Higgins has a background and experience as a company director and chief executive both within Australia and internationally, spanning 25 years, in diverse companies ranging from technology and professional services, to control and automation and defence and aerospace businesses. Mr Higgins was the recipient of Ernst & Young Entrepreneur of the Year award in the Southern California region-June 2005 and was previously admitted to Honeywell's highest recognition "President Club" for outstanding management and team leadership over a decade.

Mr Higgins has studied competitive advantage with Harvard University and has a Bachelor Degree in Electronic Engineering, Master of Business Administration in Technology Management and is a Fellow of the Australian Institute of Company Directors.

Mr Higgins was President and CEO of Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings, based in the USA corporate offices in Scottsdale Arizona, and led the Redflex Traffic Systems business globally from August 2001 to December 2005 and remains on the board of Redflex Holdings Limited as a Non-executive director. During the last three years Mr Higgins has not been a director in any other listed public company, except for his recent appointment to the board of XTEK Limited (ASX XTE).

GRAHAM DAVIE – BSc, Grad Dip Mil Av - (Chief Executive Officer)

Mr Davie is the Chief Executive Officer of the Group and has previously held the position of Managing Director of the Communications business since 1993. He has had ten years experience with the RAAF in engineering design and development, maintenance engineering, software development and support, specification of major systems, and project management.

His expertise also includes airborne avionics, flight simulation, avionics automatic test equipment, air traffic control communications and control systems, airport information display systems, and development of graphics software and system support. During the last three years Mr Davie has not been a director in any other listed public companies.

Company Secretary

MARILYN STEPHENS

Ms Stephens has been the Company Secretary of Redflex Holdings Limited since it listed on the Australian Stock Exchange in February 1997. Prior to that Ms Stephens was the Company Secretary and Administration Manager to various companies within the Redflex Group for a period of 8 years.



Bruce Higgins, Robin Debernardi, Christopher Cooper, Graham Davie, Peter Lewinsky

Directors' Interests in shares and options of the company

As at the date of this report, the interests of the directors in the share capital and options of Redflex Holdings Limited were:

Director	Relevant Interest over Ordinary Shares	Number of Options over Ordinary Shares
Christopher Cooper	990,996	0
Robin Debernardi	3,255,264	0
Peter Lewinsky	44,716	0
Bruce Higgins	32,502	0
Graham Davie	1,298,230	0

DIVIDENDS

The company did not propose or pay any dividends in the year ended 30 June 2006 (2005 – Nil).

PRINCIPAL ACTIVITIES

The principal activities during the financial year of entities within the consolidated entity were:

1. Provision of red light and speed photo enforcement systems and back office processing services for cities and other municipalities within the USA by Redflex Traffic Systems Inc;
2. Continuing development and commercialisation of traffic image processing software and associated traffic violation management systems and hardware by Redflex Traffic Systems Pty Ltd;
3. Development and commercialisation of technologies associated with voice and data digital switching and related communications systems by Redflex Communications Systems Pty Ltd.

Other than the proposed divestment of the Communications business disclosed in the financial report as operations classified as a disposal group held for sale, there has been no other significant change to these activities during the year.

OPERATING AND FINANCIAL REVIEW

GROUP OVERVIEW

Redflex Holdings Limited has been in business since 1995. The company was originally involved in a number of research and development activities and was listed on the Australian Stock Exchange in February 1997.

The company was involved in four different areas of development, and over the last four years this has been reduced to the two lines of technology which form the principal activities of the business. After listing, the initial success of the Group related to the Communications business which is involved in the design, integration and installation of voice and data switching technologies, primarily for the defence and commercial markets. The business is predominantly project based and subject to the peaks and troughs associated with being a project business in this industry.

Over the last few years, the digital Traffic camera photo enforcement business has been highly successful, with the company now enjoying market leadership in the North American market from a Build Own Operate and Maintain business model (BOOM). This business model is now contracted in 97 cities over 16 states within the USA.

The company also operates from within Australia, a digital Traffic camera photo enforcement business which supplies world markets with camera and back office products. Revenue for this entity arises from sales of product and services.

The digital Traffic camera photo enforcement business is capital intensive and delivers recurring revenues from programs with cities within the USA.

This has now become the core business for the company after the Board decided that the Communications business be offered for sale to allow the full focus and resources of the company to be applied to the digital traffic camera photo enforcement business. The Communications business has therefore been classified as an "operation classified as disposal group for sale".

Traffic Highlights

Revenue increased 42% to $53.6 million from $37.7 million in the financial year ended 30 June 2005 for the red light and speed photo enforcement business. The Traffic division achieved a pretax operating profit of $9.4 million (excluding head office charges), compared with the $9.8 million in the prior year.

The company also recorded an impairment charge of $550,000 relating to non-revenue producing cameras in some programs within our USA Traffic business.

The cash generation from this business unit is evidenced by a 21% increase in EBITDA up from $16.4 million to $19.7 million excluding head office charges.

Redflex Traffic Systems USA business

Redflex Traffic Systems Inc (RTSI), based in Scottsdale Arizona, is the largest provider of digital red light photo enforcement services in the USA, and operates within the large and diverse USA photo enforcement market via a Build Own Operate and Maintain (BOOM) business model.

The number of USA cities under contract since 30 June 2005 increased from 60 cities to 87 as at 30 June 2006, spread across sixteen states, including three new States, Texas, Tennessee and Washington. Installed photo enforcement systems increased from 463 to 667 at year end (204 systems constructed, less 5 systems decommissioned due to legislative restrictions and city requirements). 77 systems were installed in the first half of the financial year and 127 in the second half of the financial year.

Revenue increased 35% to USD31.3 million (AUD40.12 million equivalent) from USD24.2 million (AUD29.72 million equivalent) in 2005, arising predominantly from a 44% increase in the installed camera base.

Revenue for the red light and speed photo enforcement business was adversely affected by suspensions to some city programs. The company has recorded impairment losses of $550,000 in relation to non-revenue producing cameras (predominantly Virginia and Paramount CA) where the short to medium term likelihood of reinstatement is low. Those affected were:

- The State of Virginia, which previously had legislation allowing the use of photo enforcement cameras, allowed the legislation to expire and has not renewed it. The program in that State, comprising 8 cameras, has now been discontinued.
- Certain cities within North Carolina are covered by legislation determining the distribution of proceeds from camera based fines. A court interpretation of the legislation has created a situation whereby the cities may have to distribute more than the fines collected. There are currently 20 cameras under contracts that have now been suspended from operation pending a challenge to this interpretation. Contracts have had a time extension added on to the contract terms to compensate for the suspension period. The resumption of these programs cannot be influenced directly by Redflex and at this stage is indeterminable.
- Illinois legislation was amended during the year effectively disallowing the use of fixed speed cameras. In addition, the previous restriction allowing red light photo enforcement programs to cities with in excess of 1 million people was lifted. Redflex currently has a contract with one city involving 6 cameras initially established for speed enforcement; these will be converted to red light photo enforcement cameras. The revised contract is expected to be revenue generating from 1 February 2007.
- In Minneapolis, a judge has ruled that current State legislation conflicts with and overrides the local City ordinance. This has caused a suspension on the ability to use photo enforcement technology in its current form in that State. The City has challenged this ruling. If the challenge is unsuccessful the program can potentially be changed from "owner onus" to "driver onus". This would require the addition of face cameras similar to the programs run in some other states. It is expected that this program, which entails 16 cameras, will be reactivated in the future although the timing cannot be specified.

Redflex Traffic Systems Inc invested significant resources and investment into development of new camera systems and technologies during the year. This investment related to both road based sensors and non intrusive based detection systems, for both speed and red light applications and high resolution digital camera systems that lead the market in system performance.

Redflex Traffic Systems Pty Ltd (RTSPL) Traffic business - (Non USA - Australia, Europe, Asia and South Africa)

In Australia, Redflex is the market leader for photo enforcement products.

Revenue generated from sales of camera systems to third party customers increased 104% to $11.6 million from $5.7 million in the prior year.

In addition the company manufactured over 300 camera heads for use in the RTSI USA BOOM business.

During the year Redflex was selected to install Speed Enforcement Camera systems on the Geelong Road in Victoria. The systems were installed and became operational in January. Redflex also completed the trial of the Point-to-Point Speed detection systems in New South Wales. A similar project is being installed in Victoria and highlights the future potential of this product.

Work also continues on the $3 million contract with the Western Australia Police Service. Redflex is writing a full back-office for all traffic enforcement activities, which effectively networks all steps of the enforcement process and allows more operator efficiencies across the system. The system has passed phase 1 testing and is in use. Work will be completed on the system in the next financial year.

Our development program continues to target development of products to maintain and extend our competitive position. The total number of systems and software supported under maintenance contracts in Australia has grown to in excess of 200 systems.

Red light/Speed combination units were also installed in Victoria as further orders were received for an additional 26 units.

The company won its first major order with the South Australian government for the supply of Red light/Speed combination cameras

Redflex Communications Systems

Redflex Communications Systems Pty Ltd had a particularly strong first half in the year ended 30 June 2006, contributing to a strong full year pretax profit (excluding head office charges) of $6.0 million on revenues of $17.5 million. This represents a profit increase of $4.7 million on the 2005 result.

The result was significantly affected by a $46 million contract with Lockheed Martin to provide communications systems to supply voice and communications equipment for the Federal Aviation Administration's Flight Service Stations of the 21st Century (FS21) Project. This contract was received in July 2005 and reached approximately 35% completion in the first half of the financial year, at which time the customer used a "Termination for Convenience" clause within the contract to cancel the contract.

Despite receiving a substantial profit on the contract termination, the business had to be downsized to the size of operation it was prior to that contract win. Accordingly the second half of the financial year was adversely affected with the business only now starting to enjoy a more determinable pipeline of work.

The revenue increase can be attributed to the growing number of successful installations and the commercialisation of the Switchplus Generation III product, despite the effect of the FS21 contract cancellation.

Redflex has continued the progress with its third generation voice communications product with support from an Australian Government START grant. The development is now more than 95% complete, and the balance of the $2.6 million grant and our development activity will be fully utilised to complete the project early in the next financial year.

The Communications business has been offered for sale to allow the full focus and resources of the company to be applied to the digital traffic camera photo enforcement business. The Communications business has therefore been classified as an "operation classified as disposal group held for sale".

OPERATING RESULTS FOR THE YEAR

The company showed revenue from continuing operations of $54.1 which was up 43% on the previous financial year (2005: $37.9 million). The increase in revenue was predominantly due to an increase in the number of revenue generating camera installations within our USA Build Own Operate and Maintain business. The operations classified as a disposal group held for sale contributed significantly to the Group result; however those results were impacted by the FS21 contract that has adversely affected performance in the second half of the year ended 30 June 2006.

The consolidated operating profit of the consolidated entity for the year ended 30 June 2006 after income tax was $8,655,924 (2005: $6,921,000).

The operating loss of Redflex Holdings Limited for the year ended 30 June 2006 after income tax was $74,637 (2005: loss of $804,441).

	2006 $000	2005 $000	% change
Net profit from total operations before impairment loss	9,206	6,921	33.0%
Less Net profit from operations classified as a disposal group held for sale	4,183	855	
Less Impairment loss	550	0	
Net profit from continuing activities	**4,473**	**6,066**	**(26.3%)**

Revenue and pretax results were generated from the primary business segments as follows:

	2006	
	Revenues	Pretax Results
Business Segments	$000	$000
Redflex Traffic Systems Inc	41,956	6,147
Redflex Traffic Systems Pty Ltd	11,627	3,278
Redflex Holdings Limited	557	(3,052)
Operations classified as a disposal group held for sale	17,502	5,831
Finance Charges (net)	0	(435)
	71,642	**11,769**

Revenue was generated from the secondary geographical business segments as follows:

	2006	2005
Geographical Segments - revenue	$000	$000
Australia	10,159	7,671
United States	56,923	35,192
Unallocated	4,560	3,469
	71,642	46,332
Operations classified as a disposal group held for sale	(17,502)	(8,389)
Consolidated entity sales from ordinary activities excluding operations classified as a disposal group held for sale and non-segment revenues	54,140	37,943

Segment revenue reconciles to revenue from total operations as follows:

Revenue	First half	Second half	2006	2005	% change
	$000	$000	$000	$000	
Revenue from continuing activities					
USA Traffic business	17,582	24,374	41,956	32,051	31%
Australian traffic business	5,457	6,170	11,627	5,677	105%
Head Office Interest income	384	173	557	215	
Revenue from continuing activities	23,423	30,717	54,140	37,943	
Revenue from Communications business	13,163	4,339	17,502	8,389	
Revenue from total operations	36,586	35,056	71,642	46,332	55%

The earnings before interest, tax, depreciation and amortisation (EBITDA) reconciles to EBITDA from total operations as follows:

	First half	Second half	2006	2005	% change
	$000	$000	$000	$000	
EBITDA from Traffic business	8,814	11,444	20,258	16,325	24%
Head Office costs	(1,600)	(1,422)	(3,022)	(2,299)	
Impairment charge	0	(550)	(550)	0	
	7,214	9,472	16,686	14,026	
EBITDA from Communications business	6,111	809	6,920	2,325	198%
EBITDA from total operations	13,325	10,281	23,606	16,351	44%

The net profit from operations reconciles to net profit from total operations as follows:

PreTax Profit	First half	Second half	2006	2005	% change
	$000	$000	$000	$000	
Net profit from Traffic business	3,785	5,634	9,419	9,505	(1%)
Head Office costs	(1,165)	(1,887)	(3,052)	(2,370)	
Impairment charge	0	(550)	(550)	0	
	2,620	3,197	5,817	7,135	
Net profit from Communications business	5,725	227	5,952	1,222	
Net profit before tax from total operations	8,345	3,424	11,769	8,357	41%

The net profit after tax reconciles to net profit from total operations as follows:

After Tax Profit	First half	Second half	2006	2005	% change
	$000	$000	$000	$000	
Net profit from continuing activities	1,400	3,073	4,473	6,066	(26%)
Net profit from Communications business	4,277	(94)	4,183	855	
Net profit after tax from total operations	5,677	2,979	8,656	6,921	25%

Shareholder returns

The Group is pleased to report that the operating results before operations classified as a disposal group held for sale show substantial improvement over the prior year although not necessarily evident in the current share price. The significant improvement in most financial measures for the current year shows the following:

	2006	2005	2004	2003
Basic earning per share (cents)	9.96	8.20	4.36	(6.60)
Net Tangible Asset backing per share (cents)	75.6	59.3	53.7	52.6
Return on assets (%)	7.6	8.2	5.6	(8.3)
Return on equity (%)	12.0	11.8	6.7	(10.2)
Net Debt/equity ratio (%)	59.1	43.7	20.3	22.2
Available franking credits ($000)	3,511	253	0	0

The current share price does not necessarily reflect our improved performance. Legislative and political concerns within our USA Traffic operation have adversely affected our capacity to maximize revenue from the installed base of cameras within contracted cities in the USA. This has caused a temporarily suspension of some of these programs involving up to 60 camera systems. We believe the share price has been adversely affected by this event, despite increasing our rate of new camera installations to record levels. Note that 2003 and 2004 measures are on a pre AIFRS basis.

Liquidity and capital resources

The consolidated cash flow statement illustrates that there was an increase in cash and cash equivalents in the year ended 30 June 2006 of $3.9 million. (2005: $5.8 million). The increase in cash-flow compared to prior year is caused by a number of factors.

Operating activities generated $20.4 million of net cash in-flows. The increase in comparison to 30 June 2005 related to the highly profitable operating result for the Communications division. A substantial contract was terminated mid-term by a customer under a "Termination for Convenience" clause within the contract.

This net increase in the cash flow from operating activities is offset by a net increase in the cash used for investing activities of $26.6 million, which was mainly attributable to the successful installation of 204 camera systems under the build own, operate and maintain business in the USA Traffic division.

There was also an increase in cash flow from financing activities during the year arising from increased borrowings from our USA based bankers.

Asset and Capital structure

	Continuing operations	Operations classified as a disposal group held for sale	Total operations	
	2006	2006	2006	2005
	$000	$000	$000	$000
Interest bearing borrowings	(22,070)	0	(22,070)	(12,676)
Cash and short term deposits	11,564	653	12,217	8,344
Net debt	(10,506)	653	(9,853)	(4,332)
Total equity			71,306	58,814
Total capital employed			61,453	54,482
Gearing (%)			13.8%	8.0%

The level of gearing within the Group is within acceptable, albeit low, limits considered acceptable by the board.

Share issues during the year

The only shares issued during the year were those arising from the conversion of options and share based payments pertaining to executive remuneration. Details are shown within the Remuneration Report.

Issue of Options

The company did not issue any options during the year ended 30 June 2006 (2005: Nil). As at the date of this report there were 2,135,000 unissued shares under options. Refer to Note 15 for further details.

Profile of Debts

The level of Group borrowings has increased over the last year. The only major funding facility within the Group exists within the USA Traffic division. The facility is a USD19 million (AUD26 million) revolving line of credit established to permit the installation of capital intensive camera systems into the USA. The facility is required to fund that part of the capital expenditure that cannot yet be covered by the cash generated from operating activities within that business unit. The facility does not have to be repaid until 20 August 2008. It is expected that the term of this facility will be extended prior to that time.

Capital expenditure

Under the terms of most contracts in the USA traffic division the company is required to fund all the equipment and installation costs for camera systems installed in the USA. With 204 new camera systems installed during the year, capital expenditure of $22.7 million was incurred. This is higher than that incurred in the prior year when 163 new camera systems were installed.

The USA traffic division owns the capital assets within the intersections and derives recurring revenue streams by way of a fixed or variable monthly rental based on red light ticket infringements issued or paid, or a monthly fixed fee.

Treasury policy

The Group has established a treasury function co-ordinated by Redflex Holdings Limited, responsible for managing the Group's currency risks and finance facilities. The treasury division operates within policies set by the board and the board is responsible for ensuring management's actions are in line with Group policy.

Hedging is undertaken through the use of foreign exchange contracts and hedges where significant exposures exist. The interest rate exposures remain unhedged in line with Group policy.

Risk Management

The Group takes a proactive approach to risk management. The board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Group's objectives and activities are aligned with the risks and opportunities identified by the board.

The Group believes that it is crucial for all board members to be part of this process and has established a separate Audit and Risk Management Committee.

The board regularly monitors the operational and financial performance of the company and the consolidated entity against budget and other key performance measures. The board also reviews and receives advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all significant identified risks of the business.

The board has a number of mechanisms in place to ensure that management's objectives and activities are aligned with the risks identified by the board including implementation of board approved operating plans and budgets and board monitoring of progress against these budgets, including the establishment and monitoring of Key Performance Indicators (KPIs) of both a financial and non-financial nature.

Statement of compliance

This report is based on the guidelines in The Group of 100 Incorporated publication Guide to the Review of Operations and Financial Condition.

Significant changes in the state of affairs

Total equity increased from $58.8 million to $71.3 million, an increase of $12.5 million. The movement was largely due to the result of increased profits and an increase in the foreign currency translation reserve arising from the favourable movement in the exchange rates between the 30 June 2005 and 30 June 2006 balance dates.

The board has decided to divest the operations of the Communications division.

Significant events after the balance date

There were no after balance date events of significance not otherwise dealt with in this report.

Likely developments and expected results

The most significant growth for the ensuing financial year is expected within the Traffic division. The company has set internal installation rates for cameras within the USA which can be met largely from existing contracts and selections. This growth will be funded from cash generated from operations together with appropriate debt funding.

Environmental Regulation and Performance

The directors are not aware of any breaches of environmental legislation affecting the industry in which the Group operates.

Shares issued as a result of the exercise of options

The funds raised, being the exercise price, pursuant to the share issues through conversion of options have been used to improve the Group's working capital position.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group from 1 July 2003. Members of the Group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Indemnification and insurance of directors and officers

The company has agreed to indemnify the current directors of the company: Chris Cooper, Robin Debernardi, Peter Lewinsky, Graham Davie and Bruce Higgins, and the Company Secretary and all executive officers of the company and of any related body corporate, against any liability that may arise from their positions within the company. The contract of insurance prohibits disclosure of the nature of the liability indemnified.

Redflex Holdings Limited, being the ultimate parent entity paid premiums in respect of directors and officers liability insurance during the financial year. The contract of insurance does not include details of premiums paid in respect of individual officers of the company and prohibits disclosure of the amount of the premium paid.

The company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify any auditor of the company, or any related entity, against a liability incurred in their capacity as an auditor.

Ethical Standards

The consolidated entity has in place a Code of Conduct that identifies the appropriate professional conduct for its dealings with shareholders, management, employees and other persons. The self-regulatory measures contained within this code are important in increasing the awareness of shareholders, and others who deal with the company, that Redflex Holdings Limited takes responsibility for its own conduct so that they may feel confident as to the integrity of the company and its decision making processes.

This Code of Conduct has been implemented by the board of directors who review compliance with the code and review its contents on an ongoing basis.

The Code currently includes standards that cover respect for the law, integrity in all workplace and external dealings, diligence and quality and equal opportunity. Other standards and policies cover in more detail the provision of a safe and healthy workplace, fair employment practices and share trading by employees and directors.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Redflex Holdings Limited support and have adhered to the principles of corporate governance. Redflex's corporate governance statement is contained later in this Directors' Report.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place or currently under development for directors and executives of Redflex Holdings Limited and its subsidiary companies.

Remuneration Philosophy

The performance of the company depends upon the quality of its directors and executives. To prosper, the company must attract, motivate and retain highly skilled directors and executives.

To this end, the company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives;
- Link executive rewards to shareholder value;
- Have a significant portion of executive remuneration "at risk" dependant upon meeting pre-determined performance benchmarks; and
- Establish appropriate demanding performance hurdles in relation to variable executive remuneration.

Remuneration Committee

A Remuneration Committee has been formed to review future remuneration arrangements for the directors and executive team. The Chief Executive Officer's remuneration is determined by the board.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of directors and senior managers on a regular basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

The Remuneration Committee has retained international consulting firm Mercers to advise on and recommend improvements to the remuneration strategy and processes, to confirm that practices and approaches meet established best practice, and to benchmark remuneration arrangements against the industry and markets in which we operate.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

NON-EXECUTIVE DIRECTOR (NED) REMUNERATION

Objective

The board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Constitution and the ASX listing rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided among the directors as agreed. The latest determination was at the Annual General Meeting held on 25 November 2005 when shareholders approved an aggregate remuneration of $400,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned between directors is reviewed annually. The board considered advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each director receives a fixed fee for being a director of the company. An additional allocation is made for board committees on which a director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by directors who serve on one or more sub committees.

The objective of the remuneration strategy for non-executive directors is to pay a total fee reflecting the significant contribution of time and skills of directors. This will operate by setting a total fixed sum for non-executive director fees benchmarked by our external consultants against comparable companies listed in the S&P/ASX 300. Non-executive directors are encouraged to hold shares in the company as it is considered good practice for directors to have a stake in the company on whose board they sit.

SENIOR MANAGER AND EXECUTIVE DIRECTOR REMUNERATION

Objective

The company aims to reward the executives with a level and mix of remuneration commensurate with their position and responsibilities within the company so as to:

- Reward executives for company, business unit and individual performance against targets set by reference to appropriate benchmarks;
- Align the interests of executives with those of the shareholders;
- Link reward with the strategic goals and performance of the company; and
- Ensure total remuneration is competitive by market standards.

Structure

In determining the level and make-up of executive remuneration, the Remuneration Committee engaged an external consultant to provide independent advice both in the form of a written report detailing market levels of remuneration for comparative executive roles as well as the participation of the independent consultant in the meeting from which the committee makes its recommendations to the board.

Components of the employee remuneration strategy are:

- Fixed Remuneration (FR)
- Variable remuneration - Short Term Incentive (STI)
- Variable remuneration - Long Term Incentive (LTI)

The proportion of fixed remuneration and variable remuneration (potential STIs and LTIs) is established for each senior manager by the Remuneration Committee.

In the year ended 30 June 2006, a combination of FR and STIs in the form of a cash bonus, in addition to the vesting of options issued in the year ended 30 June 2004, formed the basis for executive remuneration.

Fixed Remuneration (FR)

Objective

Fixed remuneration is to be reviewed annually by the Remuneration Committee and the process consists of a review of company-wide, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.

Structure

Fixed Remuneration is used to communicate the value of base remuneration packages.

The concept of FR also allows flexibility to be provided for a limited range of benefits such as superannuation and pension plans and motor vehicles, to suit employee preferences, consistent with legal and market practices, in each country in which we operate. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost to the company.

The FR for the CEO of RHL, the CEO of RTSI, and the executives of RHL including the Company Secretary, are reviewed by the board each year. FR for direct reports to the two CEOs is reviewed each year by the CEOs who report to the board with recommended FR for the next year.

Variable Remuneration - Short Term Incentive (STI)

Objective

The objective of the STI program is to link the achievement of the company's operational targets with the remuneration received by the executive charged with meeting those targets. The potential STI available is set at a level so as to provide sufficient incentive to the senior manager to achieve the operational targets and such that the cost to the company is reasonable in the circumstances.

Structure

For the next financial year, actual STI payments granted to each senior manager will depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of key performance indicators (KPIs) covering both financial and non-financial measures of performance. The non financial measures are evaluated against individually set performance objectives. Typically included are measures such as contribution to net profit before tax, customer service, risk management, product management, and leadership/team contribution. The STI structure has been selected to align the executive reward with that of the success of the entity. The company has predetermined benchmarks which must be met in order to trigger payments under the short term incentive scheme.

On an annual basis, after consideration of performance against KPIs, an overall performance rating for the company and each individual business unit is to be approved by the Remuneration Committee. Targets are set by a cascade process from the board through the executive group. The individual performance of each executive is also rated and all three ratings are taken into account when determining the amount, if any, of the STI pool that is allocated to each executive. The process usually occurs within three months after the reporting date.

STI practices are intended to be competitive against local market comparators in terms of quantum, and motivational in design. In order to optimise employee retention and reduce cash costs, the STI plan is envisaged to deliver an appropriate mix of immediate cash and deferred shares.

For the 2005 financial year, individual cash bonuses vested with executives and were paid in the 2006 year.

STI payments for the 2006 financial year will be based on individual performance based bonuses settled in cash and reviewed in September 2006.

Variable Remuneration - Long Term Incentive (LTI)

The objective of the LTI plan is to reward senior managers in a manner which aligns this element of remuneration with the creation of shareholder wealth. As such, LTI grants are only made to executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the company's performance against the relevant long term performance hurdle.

LTI grants to executives in the past have been delivered in the form of options. Following the recent remuneration review, future LTI grants will be in the form of Performance Rights.

The company will use a measure of Total Shareholder Return (TSR) as the performance hurdle for the long term incentive plan. TSR is calculated as the change in capital value of Redflex Holdings Limited over a five-year period, plus dividends expressed as a percentage of the opening capital value. The use of a relative TSR based hurdle is currently market best practice as it ensures an alignment between comparative shareholder return and rewards for executives.

In assessing whether the performance hurdles for each grant have been met, the company receives independent data from its external consultant which benchmarks the company's TSR growth from the commencement of each grant against that of the pre-selected peer group (S&P/ASX 300). The key management personnel must satisfy the service conditions set at grant date.

The company's performance against the hurdle is then determined as follows:

The peer group chosen for comparison reflects the company's current business mix and has been selected by the board based on recommendations from Mercers.

The LTI Plan is based on annual Performance Rights or equivalent grants, with an extended measurement period. Performance Rights (or equivalent) will vest progressively from a threshold level of performance to a maximum level, evaluated against an appropriate comparator group of companies.

Company performance

The graph below shows the performance of the company (as measured by the market price of the company's shares at year end) and the comparison with the S&P/ASX 300 Index over a five year period. Both the share price and the index have been normalised to a value of 100 at 30 June 2001 so that percentage comparisons can be made.


RELATIVE PERFORMANCE - 5 YEAR
RDF
ASX300
500
400
300
200
100
0
2002
2003
2004
2005
2006

Details of directors and five most highly paid executives

Key Management Personnel

(i) Directors

Christopher Cooper	Chairman (Non-executive)
Robin Debernardi	Director (Non-executive)
Peter Lewinsky	Director (Non-executive)
Bruce Higgins	Director (Non-executive)
Graham Davie	Chief Executive Officer

(ii) Executives

Karen Finley	Chief Executive Officer and President (RTSI)
Aaron Rosenberg	Vice President – Sales and Marketing (RTSI)
Brad Kay	Chief Executive Officer and President – Sales and Marketing (RCSI)
Mark Etzbach	Sales Director - Sales (RTSI)
Richard Eden	Chief Financial Officer (RTSI)

Remuneration of Key Management Personnel

The company has adopted Regulation 2M.6.04 which exempts listed companies from providing certain AASB 124 remuneration disclosures in the notes to the financial report. The following disclosures arise from that exemption

The following disclosures in respect of director and key management personnel remuneration have been audited and are disclosed under Regulation 2M.6.04

Compensation of directors of Redflex Holdings Limited for the year ended 30 June 2006 (Audited)

		Short Term			Post Employment/	Share based payments	Total	Performance related
		Base Fee	Other	Bonus	Superannuation	Options or Shares		
Directors		$	$	$	$	$	$	%
Chris Cooper	2006	82,569	0	0	7,431	0	90,000	0
Robin Debernardi	2006	39,755	0	0	3,578	0	43,333	0
Peter Lewinsky	2006	50,459	0	0	4,541	0	55,000	0
Graham Davie	2006	223,624		42,188	20,126	69,000	354,938	31.3%
Bruce Higgins	2006	171,615	41,902	29,420	200,588	14,519	458,044	9.6%
Total remuneration directors	2006	568,022	41,902	71,608	236,264	83,519	1,001,315	

Compensation of directors of Redflex Holdings Limited for the year ended 30 June 2005 (Audited)

Directors		Short Term Base Fee	Short Term Ex Gratia Payment	Short Term Bonus	Post Employment/ Superannuation	Share based payments Options or Shares	Total	Performance related
		$	$	$	$	$	$	%
Chris Cooper	2005	82,568	90,000	0	7,432	0	180,000	0
Robin Debernardi	2005	32,110	35,000	0	2,890	0	70,000	0
Peter Lewinsky	2005	50,459	0	0	4,541	0	55,000	0
Graham Davie	2005	206,422	0	35,000	17,999	57,500	316,921	29.2%
Bruce Higgins	2005	291,893	0	72,973	0	112,144	477,010	15.3%
Total remuneration - directors	2005	663,452	125,000	107,973	32,862	169,644	1,098,931	

At the Annual General Meetings in 2001 and 2005, shareholders approved Graham Davie, the Chief Executive Officer's, participation in the Redflex Executive Share Plan which commenced on 1 January 2002 Under the Plan Mr Davie is entitled to be issued with Redflex shares to the value of 40% of his total fixed remuneration, with the number of shares in an annual offer determined according to the compound growth in the price of shares over the three-year test periods ending 31 December 2004, 2005 and 2006. All of the shares are granted if the compound growth in the share price exceeds the target level of performance by at least 25%. In the year ended 30 June 2006, 130,929 shares (2005: 77,615 shares) were issued to Mr Davie in accordance with the plan. A further 68,249 shares may be issued to Mr Davie in January 2007 if the performance hurdle is met. Further issues under the plan are considered unlikely.

The ex-gratia payment to directors was made under Section 37(f) of the company's constitution in recognition of the performance of extra services and special exertion for the benefit of the company. It is not considered likely that future payments will be made under this section.

Employment contracts

The Redflex Holdings Limited CEO, Graham Davie is employed under a current employment contract dated 14 December 2001. The contract does not have a specific termination date. The company may choose to commence negotiation to enter into a new employment contract with Mr Davie at any time. Under the terms of the present contract:

- Mr Davie may resign from his position and thus terminate this contract by giving 1 month's written notice. The company may terminate his employment agreement by giving 1 month's written notice or paying one months pay in lieu.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs the CEO is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested performance rights will immediately be forfeited.
- STIs of up to 30% of fixed remuneration are available based upon achievement of performance targets with a further 30% available for over-achievement of those targets.
- LTI entitlements for Mr Davie are shown below.

The Redflex Traffic Systems Inc President and CEO, Karen Finley, is employed under contract. The current employment contract commenced on 24 February 2006 and is for an indefinite term.

Under the terms of the contract:

- Either Ms Finley or the company may terminate the employment relationship at any time, with or without cause and with or without advance notice, with all accrued benefits at that point in time paid to Ms Finley. If the company terminates Ms Finley's contract without cause, the company will be required to pay 3 months base salary at that point in time. On resignation any non-vested Performance Rights will be forfeited by Ms Finley.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs the CEO is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any non-vested Performance Rights will immediately be forfeited.
- STIs of up to 30% of FR are available based upon achievement of performance targets with a further 30% available for over achievement of those targets.
- LTI entitlements for Ms Finley are shown below.

The previous Redflex Traffic Systems President and CEO, Bruce Higgins was employed under contract. The employment contract commenced on 1 February, 2003 and terminated on 1 February 2006.

Under the terms of the contract:

Either Mr Higgins or the company could terminate the employment relationship at any time, with or without cause and with or without advance notice, with all accrued benefits at that point in time paid to Mr Higgins. If the company terminated Mr Higgins contract without cause, they will be required to pay 12 months base salary at that point in time and reimburse Mr Higgins and his family for costs of return to Australia. On resignation any non-vested options were to be forfeited by Mr Higgins.

The company could terminate the contract at any time without notice if serious misconduct had occurred. If termination with cause occurred the CEO would only be entitled to that portion of fixed remuneration up to the date of termination. On termination with cause any unvested options would immediately be forfeited. STIs of up to 25% of Fixed Remuneration were available based upon achievement of performance targets. LTI entitlements for Mr Higgins are shown below.

Compensation of the five named executives who received the highest remuneration for the year ended 30 June 2006 (Audited)

Compensation		Short Term			Post Employment/	Share based payments	Total	Performance related
		Base Fee	Cash Bonus	Other	Superannuation	Options or Shares		
Executives		$	$	$	$	$	$	%
Brad Kay	2006	178,639	232,986	9,850	15,897	4,901	442,273	52.6%
Karen Finley	2006	256,864	40,118	16,954	0	9,451	323,387	12.4%
Aaron Rosenberg	2006	250,735	22,065	24,641	0	9,451	306,892	7.2%
Mark Etzbach	2006	141,526	78,731	8,262	0	7,455	235,974	36.5%
Richard Eden	2006	171,205	18,722	18,180	0	13,419	221,526	14.5%
Total remuneration - executives	2006	998,969	392,622	77,887	15,897	44,677	1,530,052	

Compensation of the five named executives who received the highest remuneration for the year ended 30 June 2005 (Audited)

Compensation				Short Term	Post Employment/	Share based payments	Total	Performance related
		Base Fee	Cash Bonus	Other	Superannuation	Options or Shares		
Executives		$	$	$	$	$	$	%
Brad Kay	2005	172,482	7,438	0	16,640	18,012	214,572	3.5%
Karen Finley	2005	199,018	35,492	0	0	34,737	269,247	13.2%
Aaron Rosenberg	2005	225,554	87,658	0	0	34,737	347,939	25.2%
Mark Etzbach	2005	103,333	37,833	9,759	0	7,455	158,380	28.6%
Richard Eden	2005	153,333	0	9,759	0	13,419	176,511	7.6%
Total remuneration - executives	2005	906,924	165,768	19,518	16,640	156,960	1,274,180	

Group totals in respect of the financial year ended 2005 do not necessarily equal the sums of amounts disclosed for 2005 for individuals specified in 2006, as different individuals were specified in 2005.

During the financial year no options over the ordinary shares of Redflex Holdings Limited were granted to executives of group entities.

Options of directors and executives

Directors	Number of options at beginning of period	Exercised	Vested	Expired	Number of options at end of period	Number of Options vested as at 30 June 2006 (Exercisable)
Graham Davie	0	0	0	0	0	0
Chris Cooper	0	0	0	0	0	0
Robin Debernardi	0	0	0	0	0	0
Peter Lewinsky	0	0	0	0	0	0
Bruce Higgins	1,500,000	(1,500,000)	0	0	0	0

Executives	Number of options at beginning of period	Exercised	Vested	Expired	Number of options at end of period	Number of Options vested as at 30 June 2006 (Exercisable)
Brad Kay	230,000	(20,000)	0	0	210,000	210,000
Karen Finley	405,000	(270,000)	0	0	135,000	135,000
Aaron Rosenberg	360,000	(240,000)	0	0	120,000	120,000
Mark Etzbach	33,333	0	33,334	0	66,667	66,667
Richard Eden	60,000	0	60,000	0	120,000	120,000

The options granted to Mr Higgins were allocated prior to his appointment as a director.

Options exercised by directors and key management personnel during the year and converted to shares compare to market value as follows:

Options exercised	Option type	Quantity	Weighted average Option exercise price	Weighted average Market price at time of conversion
			$	$
Brad Kay	RDFAO	20,000	1.52	2.12
Karen Finley	RDFAS	270,000	0.6148	3.25
Aaron Rosenberg	RDFAS	240,000	0.6210	2.375

There were no new options granted during the year.

Options granted as part of remuneration for the year ended 30 June 2006 (in accordance with LTI plan)

There were no new options granted as part of remuneration for the years ended 30 June 2006 and 30 June 2005.

The following options were held by directors and the five named executives who receive the highest remuneration for the year ended 30 June 2006:

Directors

Key Management Personnel	Number of options at beginning of period	Exercised	Granted	Expired	Number of options at end of period	Number of Options vested as at 30 June 2006	Value of options included in remuneration	% of total remuneration
							RDFAR options	
Directors							$	
Graham Davie	0	0	0	0	0	0	0	0
Chris Cooper	0	0	0	0	0	0	0	0
Robin Debernardi	0	0	0	0	0	0	0	0
Peter Lewinsky	0	0	0	0	0	0	0	0
Bruce Higgins	1,500,000	(1,500,000)	0	0	0	0	14,519	6.4

Executives

Key Management Personnel	Number of options at beginning of period	Exercised	Granted	Expired	Number of options at end of period	Number of options vested as at 30 June 2006	Value of options included in remuneration	% of total remuneration
							RDFAS options	
Executives							$	
Brad Kay	230,000	(20,000)*	0	0	210,000	210,000	4,901	1.1
Karen Finley	405,000	(270,000)	0	0	135,000	135,000	9,451	2.92
Aaron Rosenberg	360,000	(240,000)	0	0	120,000	120,000	9,451	3.07
							RDFAT options	
							$	
Mark Etzbach	100,000	0	0	0	100,000	66,667	7,455	3.15
Richard Eden	180,000	0	0	0	180,000	120,000	13,419	6.05

The options were issued in 2004 and in accordance with the existing Redflex Employee Option Plan at that time:

a) The RDFAR options granted to Mr Higgins were allocated prior to his appointment as a director and are at an exercise price of $0.50.

b) The RDFAS options are at a nominal exercise price of $0.58, increasing at the rate of 3% per annum (compounding) until the time of exercise. One third of the options vested on 1 February 2004, 2005 and 2006 respectively;

c) The RDFAT options are at an exercise price of $2.06 compounding at the rate of increase in the All Ordinaries Index until exercised;

d) Options that have not vested cannot be exercised after termination of employment;

e) Options can not be exercised until after the vesting date and expire after 5 years.

* The 20,000 options exercised by Mr Kay were RDFAO options issued in 2001 with an exercise price of $1.52.

The company uses the fair value measurement provisions of AASB 124 "Director and Executive Disclosures for Disclosing Entities" and AASB2 "Share-based payment" prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive compensation on a straight-line basis over the vesting period.

From 1 July 2003, options granted as part of director and executive compensation have been independently valued using a Black-Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

Options exercised by directors and executives during the year and converted to shares compare to market value as follows:

Employee options exercised	Option type	Quantity	Average Option exercise Price	Weighted average market price at time of conversion
			$	$
Bruce Higgins	RDFAR	1,500,000	0.50	2.68
Karen Finley	RDFAS	270,000	0.615	3.25
Aaron Rosenberg	RDFAS	240,000	0.6210	2.36

DIRECTORS' MEETINGS

Directors' meetings held and attended during the year ended 30 June 2006, and up to the date of this report were:

	Directors' Meetings	Audit and Risk Management Committee Meetings	Remuneration Committee Meetings
Number of meetings held	15	5	15
Number of meetings attended			
Graham Davie	15	5	15
Robin Debernardi	15	5	15
Chris Cooper	15	5	15
Peter Lewinsky	15	5	
Bruce Higgins	15		

All directors were eligible to join all meetings held.

COMMITTEE MEMBERSHIP

At the date of this report, the company has an Audit and Risk Management Committee, a Remuneration Committee and also a Nomination Committee which comprises the full board. Members acting on the committees of the board during the year were:

Audit and Risk Management Committee	Remuneration Committee
Peter Lewinsky (Chairman)	Robin Debernardi (Chairman)
Chris Cooper	Chris Cooper
Robin Debernardi	Graham Davie

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The directors received the following declaration from the auditor of Redflex Holdings Limited. This auditor's declaration forms part of this Directors' Report.

Signed in accordance with a resolution of the directors.



Graham Davie
Director

Melbourne, 29 September 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Redflex Holdings Limited

In relation to our audit of the financial report of Redflex Holdings Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young



David Petersen
Partner
29 September 2006

Liability limited by a scheme approved under Professional Standards Legislation

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Redflex Holdings Limited, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

On behalf of the board



Graham Davie
Director

Melbourne, 29 September 2006

CORPORATE GOVERNANCE STATEMENT

The board of directors of Redflex Holdings Limited is responsible for the corporate governance of the consolidated entity. The board guides and monitors the business and affairs of Redflex Holdings Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

Redflex Holdings Limited's corporate governance statement is structured with reference to Corporate Governance Council's principles and recommendations, which are as follows:

1. Lay solid foundations for management and oversight.
2. Structure the board to add value.
3. Promote ethical and responsible decision making.
4. Safeguard integrity in financial reporting.
5. Make timely and balanced disclosure.
6. Respect the rights of shareholders.
7. Recognise and manage risk.
8. Encourage enhanced performance.
9. Remunerate fairly and responsibly.
10. Recognise the legitimate interests of stakeholders.

Redflex Holdings Limited's corporate governance practices were in place throughout the year ended 30 June 2006 and were fully compliant with the Council's best practice recommendations.

For further information on corporate governance policies adopted by Redflex Holdings Limited, refer to our company's website at www.redflex.com.au.

Composition of the Board

The composition of the board is determined in accordance with the following principles and guidelines:

- the board shall comprise at least three directors and should always maintain a majority of non-executive directors;
- the chairman should be a non-executive director;
- the board shall comprise directors with an appropriate range of qualifications and experience; and
- The board shall meet at least monthly and follow meeting guidelines to ensure all necessary information is available to participate in an informed discussion of all agenda items.

The directors in office at the date of this report are

Chris Cooper (Chairman)	Non-executive director
Robin Debernardi	Non-executive director
Peter Lewinsky	Non-executive director
Bruce Higgins	Non-executive director
Graham Davie	Chief Executive Officer

The skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report is included in the Directors' Report. Directors of Redflex Holdings Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment. Mr Higgins is not considered independent due to his previous role as CEO and President of Redflex Traffic Systems Inc.

In the context of director independence, "materiality" is considered from both the company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal to or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it.

In accordance with the definition above, and the materiality thresholds set, the following non-executive directors of Redflex Holdings Limited are considered to be independent:

Name	Position	Term in Office
Chris Cooper	Chairman, Non-executive director	4 years
Robin Debernardi	Non-executive director	4 years
Peter Lewinsky	Non-executive director	3 years

There are procedures in place, agreed by the board, to enable directors, in furtherance of their duties, to seek independent professional advice at the company's expense.

For additional details regarding board appointments, please refer to our website.

Nomination Committee

The board has established a Nomination Committee which operates under a charter established by the board to ensure that the board continues to operate within the established guidelines, including where necessary, selecting candidates for the position of director. The Nomination Committee currently comprises all directors and any business of the Committee is considered at regular board meetings.

Audit and Risk Management Committee

The board has established an Audit and Risk Management Committee, which operates under a charter established by the board. It is the board's responsibility to ensure that an effective internal control framework operates within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non financial considerations such as the benchmarking of operational key performance indicators. The board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit and Risk Management Committee.

The committee also provides the board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. Three non-executive directors are currently on the Audit and Risk Management Committee.

The members of the Audit and Risk Management Committee during the year were:

Peter Lewinsky

Chris Cooper

Robin Debernardi

The external auditor is invited to attend all Audit and Risk Management Committee meetings.

The Audit and Risk Management Committee is also responsible for directing and monitoring the internal audit function and nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review.

The board receives certification of the financial statements from key executives including the Chief Executive Officer and the Chief Financial Officer.

Remuneration Committee

It is the company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Remuneration Committee links the nature and amount of executive directors' and officers' compensation to the company's financial and operational performance. The expected outcomes of the remuneration structure are:

- retention and motivation of key executives
- attraction of quality management to the company
- performance initiatives which allow executives to share the rewards of the success of the company

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

The board is responsible for determining and reviewing compensation arrangements for the directors themselves and the Chief Executive Officer and the executive team.

The Remuneration Committee is currently comprised of the following directors:

Chris Cooper

Robin Debernardi

Graham Davie

Board Responsibilities

As the board acts on behalf of and is accountable to the shareholders, the board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The responsibility for the operation and administration of the consolidated entity is delegated by the board to the Chief Executive Officer and the executive team. The board assures that this team is adequately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the CEO and the executive team.

The board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. To ensure this is achieved the board has a number of mechanisms in place, including:

The board approves strategic plans, operating plans and budgets. The board also reviews implementation by management, monitors progress against budget, including establishment and monitoring of key performance indicators for all significant business processes, designed to meet stakeholders' needs and manage business risk.

The board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity, including:

- establishment of committees to report on occupational health and safety and environmental issues and concerns;
- procedures to allow directors to seek professional independent advice at the company's expense;
- procedures to allow directors to review approval of major contracts and financing arrangements including financial risk in such areas as currency, interest rate and credit policies and exposures, and to monitor management's actions to ensure they are in line with company policy.

Monitoring of the Board's Performance and Communication to Shareholders

In order to ensure the board continues to discharge its responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Chairman. If the performance of a director was considered unsatisfactory he would be asked to retire.

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders;
- The half-year report which is made available by way of an ASX release;
- The annual general meeting;
- ASX releases in accordance with the entity's continuous disclosure policy;
- Public and private briefings. Any new material information which is released at briefings is made generally available concurrently by way of an ASX release.

INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2006	Note	Consolidated Entity		Redflex Holdings Limited	
		30-June-06	30-June-05	30-June-06	30-June-05
		$000	$000	$000	$000
Continuing operations					
Sale of goods and services	3,4	13,463	8,005	0	0
Revenue from fee for service contracts	3,4	40,120	29,723	0	0
Management fees		0	0	2,417	2,238
Finance revenue		557	215	529	170
Total Revenue		54,140	37,943	2,946	2,408
Cost of sales		10,215	5,733	0	0
Cost of fee for service contracts		10,264	6,425	0	0
Cost of Goods sold		20,479	12,158	0	0
Gross Profit		33,661	25,785	2,946	2,408
Marketing related expenses		4,136	2,174	0	0
Administrative related expenses		9,772	7,821	3,023	3,253
Program management costs		1,941	1,546	0	0
Amortisation of intangibles		569	487	0	0
Depreciation on fee for service contracts		9,461	5,887	0	0
Depreciation - other		283	218	30	74
Impairment on Plant and equipment		550	0	0	0
		26,712	18,133	3,053	3,327
Profit from continuing operations before tax and financing costs		6,949	7,652	(107)	(919)
Interest		(1,132)	(517)	0	20
Profit from continuing operations before tax		5,817	7,135	(107)	(899)
Income tax expense	5,6	(1,344)	(1,069)	32	95
Profit After Tax from continuing operations		4,473	6,066	(75)	(804)
Operations classified as a disposal group held for sale					
Profit after tax from operations classified as a disposal group held for sale	6	4,183	855	0	0
Net Profit attributable to members of the parent		8,656	6,921	(75)	(804)
Earnings per share (cents per share)					
- basic for profit for year attributable to ordinary equity holders of the parent company	7	9.96 cents	8.20 cents		
- basic for profit from continuing operations attributable to ordinary equity holders of the parent company	7	5.15 cents	7.18 cents		
- diluted for profit for the year attributable to ordinary equity holders of the parent company	7	9.72 cents	7.73 cents		
- diluted for profit from continuing operations attributable to ordinary equity holders of the parent company	7	5.02 cents	6.78 cents		
- dividends per share attributable to ordinary equity holders of the parent company		Nil	Nil		

BALANCE SHEET AS AT 30 JUNE 2006	Note	Consolidated Entity 30-June-06 $000	Consolidated Entity 30-June-05 $000	Redflex Holdings Limited 30-June-06 $000	Redflex Holdings Limited 30-June-05 $000
Current Assets					
Cash and Cash Equivalents	9	11,564	8,344	5,789	5,044
Security Deposits	21	1,252	1,423	636	827
Trade and Other Receivables	10	12,239	9,704	93	280
Inventories	11	11,849	12,519	0	0
Prepayments		0	196	0	18
		36,904	32,186	6,518	6,169
Assets classified as held for sale	6	11,120	0	0	0
Total Current Assets		48,024	32,186	6,518	6,169
Non-Current Assets					
Receivables	12	0	0	22,269	53,261
Investments	22	0	0	39,461	2,793
Property Plant and Equipment	13	52,214	38,275	41	61
Deferred Tax Asset	5	7,685	5,266	58	51
Intangible Assets and Goodwill	14	5,549	8,771	400	400
Total Non-Current Assets		65,448	52,312	62,229	56,566
Total Assets		113,472	84,498	68,747	62,735
Current Liabilities					
Trade and Other Payables	16	7,633	6,870	169	357
Interest Bearing Borrowings	17	280	126	0	0
Income Tax Payable	5	3,258	253	3,258	253
Provisions	18	976	859	177	154
		12,147	8,108	3,604	764
Liabilities directly associated with assets classified as held for sale	6	2,275	0	0	0
Total Current Liabilities		14,422	8,108	3,604	764
Non Current Liabilities					
Interest Bearing Borrowings	17	21,790	12,676	0	0
Non-Interest Bearing Borrowings	16	0	0	7,950	6,565
Deferred Tax Liability	5	5,867	4,718	0	0
Provisions	18	87	182	18	15
Total Non Current Liabilities		27,744	17,576	7,968	6,580
Total Liabilities		42,166	25,684	11,572	7,344
Net Assets		71,306	58,814	57,175	55,391
Equity					
Equity attributable to equity holders of the parent company					
Contributed Equity	19	80,959	79,318	80,959	79,318
Reserves	19	1,436	(759)	2,612	2,394
Accumulated Losses		(11,089)	(19,745)	(26,396)	(26,321)
Total Equity		71,306	58,814	57,175	55,391

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-June-06	30-June-05	30-June-06	30-June-05
		$000	$000	$000	$000
Cash Flows from Operating Activities					
Receipts from Customers		67,478	45,981	0	0
Payments to Suppliers and Employees		(46,538)	(31,072)	(2,740)	(2,280)
Interest Received		698	224	529	170
Interest Paid		(1,132)	(332)	0	(21)
Income Tax Paid		(60)	(49)	(60)	(49)
Net Cash Flows from (Used in) operating activities	9	**20,446**	**14,752**	**(2,271)**	**(2,180)**
Cash Flows (used in) from Investing Activities					
Purchase of Property, Plant and Equipment		(22,723)	(20,611)	(10)	(36)
Capitalised Development Costs		(5,280)	(3,875)	0	0
Receipt of Government Grants		1,204	1,295	0	0
Proceeds of Advances-Non Related Party		171	0	0	405
Proceeds of Advances-Related Party		0	0	1,385	1,042
Net Cash Flows (Used in) from investing activities		**(26,628)**	**(23,191)**	**1,375**	**1,411**
Cash Flows from Financing Activities					
Bank Borrowings		7,998	8,362	0	0
Lease Liability Incurred		374	218	0	0
Proceeds from Issue of Ordinary Shares		1,641	5,685	1,641	5,685
Net Cash Flows from financing activities		**10,013**	**14,265**	**1,641**	**5,685**
Net Increase in Cash held		**3,831**	**5,826**	**745**	**4,916**
Effect of Exchange Rate Changes on Cash		42	(262)	0	0
Cash at Beginning of Financial Year	9	8,344	2,780	5,044	128
Cash and Cash equivalents at end of period	9	**12,217**	**8,344**	**5,789**	**5,044**
Cash included in assets held for sale		(653)	0	0	0
Cash and Cash equivalents at end of period	9	**11,564**	**8,344**	**5,789**	**5,044**

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2006	Contributed Equity	Foreign Currency Translation Reserve	Employee Equity Benefits Reserve	Accumulated Losses	Total Entity
	$000	$000	$000	$000	$000
Consolidated Entity					
At 1 July 2004	73,633	0	1,178	(26,666)	48,145
Profit for the period	0	0	0	6,921	6,921
Additional paid-in capital	5,062	0	0	0	5,062
Tax benefit from share based payments re employee options	0	0	634	0	634
Cost of share based payment	0	0	582	0	582
Currency translation differences	0	(3,153)	0	0	(3,153)
Exercise of employee options	623	0	0	0	623
At 30 June 2005	79,318	(3,153)	2,394	(19,745)	58,814
Profit for the period	0	0	0	8,656	8,656
Exercise of employee options	1,641	0	0	0	1,641
Currency translation differences	0	1,977	0	0	1,977
Cost of share based payment	0	0	218	0	218
At 30 June 2006	80,959	(1,176)	2,612	(11,089)	71,306

	Contributed Equity	Employee Equity Benefits Reserve	Accumulated Losses	Total Entity
	$000	$000	$000	$000
Parent Company				
At 1 July 2004	73,633	1,178	(25,517)	49,294
Profit for the period	0	0	(804)	(804)
Additional paid-in capital	5,062	0	0	5,062
Tax benefit from share based payments re employee options	0	634	0	634
Cost of share based payment	0	582	0	582
Exercise of employee options	623	0	0	623
At 30 June 2005	79,318	2,394	(26,321)	55,391
Profit for the period	0	0	(75)	(75)
Exercise of employee options	1,641	0	0	1,641
Cost of share based payment	0	218	0	218
At 30 June 2006	80,959	2,612	(26,396)	57,175

NOTE 1 CORPORATE INFORMATION

The financial report of Redflex Holdings Limited for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of directors on 6 September 2006.

Redflex Holdings Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in Note 3.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

This financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and Australian Accounting standards. The financial report has been prepared in Australian dollars and on a historical cost basis, except for investment properties, land and buildings, derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC class order 98/100. The company is an entity to which the class order applies.

(b) Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ("IFRS").

This is the first financial report based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly except for the adoption of AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. The company has adopted the exemption under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards from having to apply AASB 132 and AASB 139 to the comparative period.

Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2005 financial report and at transition to AIFRS are detailed in Note 26.

Except for the revised AASB 119 Employee Benefits (issued December 2005), Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ending 30 June 2006:

AASB Amendment	Affected Standards	Nature of change to accounting policy	Application date of standard	Application date for Group
2005-1	AASB 139: Financial Instruments: Recognition and Measurement	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-5	AASB 1: First-time adoption of AIFRS , AASB 139: Financial Instruments: Recognition and Measurement	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
2005-6	AASB 3: Business Combinations	No change to accounting policy required. Therefore no impact	1 January 2006	1 July 2006
2005-10	AASB 132: Financial Instruments: Disclosure and Presentation , AASB101: Presentation of Financial Statements , AASB 114: Segment Reporting , AASB 117: Leases , AASB133: Earnings per Share , AASB 139:Financial Instruments: Recognition and Measurement , AASB 1: First-time adoption of AIFRS , AASB 4: Insurance Contracts , AASB 1023: General Insurance Contracts and AASB 1038:Life Insurance Contracts	No change to accounting policy required. Therefore no impact	1 January 2007	1 July 2007
New standard	AASB 7 Financial Instruments: Disclosures	No change to accounting policy required. Therefore no impact	1 January 2007	1 July 2007

The following amendments are not applicable to the Group and therefore have no impact.

AASB Amendment	Affected Standard(s)
2005-2	AASB 1023: AASB 7 Financial Instruments: Disclosures
2005-4	AASB 1023: General Insurance Contracts AASB 4: Insurance Contracts , AASB 1023: General Insurance Contracts , AASB 139: Financial Instruments: Recognition and Measurement and AASB 132: Financial Instruments: Disclosure and Presentation
2005-9	AASB 4: Insurance Contracts , AASB 1023: General Insurance contracts ASB 139: Financial Instruments: Recognition and Measurement and AASB 132: Financial Instruments: Disclosure and Presentation
2005-12	AASB 1038: Life Insurance Contracts and AASB 1023: General Insurance Contracts
2005-13	AAS 25: Financial Reporting by Superannuation Plans

(c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Redflex Holdings Limited and its subsidiaries as at 30 June each year.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date from which control is transferred out of the Group.

(d) Significant accounting judgments, estimates and assumptions

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated.

The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill are discussed in Note 14.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a binomial model, using the assumptions detailed in Note 15.

The Group measures the cost of cash-settled share-based payments at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted, as discussed in Note 15.

(e) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated over the estimated useful life of the asset as follows:

- Furniture, Fittings Other 13-18% pa reducing balance
- Computer Equipment Straight line over a period of three years
- Plant and Equipment Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

The carrying value of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the income statement in the cost of sales line item.

(f) Foreign Currency Translation

Both the functional and presentation currency of Redflex Holdings Limited and its Australian subsidiaries is Australian dollars (AUD).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. All resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair vale in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of the overseas subsidiaries, Redflex Traffic Systems Inc, Redflex Traffic Systems (California) Inc and Redflex Communication Systems Inc, is United States Dollars (US$).

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Redflex Holdings Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the year.

The exchange differences arising on the retranslation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement. Borrowing costs are recognised as an expense when incurred.

(g) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirer's identifiable net assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash generating units, expected to benefit from the combination's synergies, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with AASB 114 Segment Reporting.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(h) Research and Development Costs

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over future periods based on expected future sales from the related project.

The commencement date for amortisation is the date of commissioning the product. Internally generated development costs are determined to have a finite life and are amortised over a 10 year period on a straight line basis.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

(i) Impairment of financial assets

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the general accounting policies for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

(i) Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

(ii) Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

Accounting policies applicable for the year ending 30 June 2005

For current financial assets refer to Note 2 (k) for the impairment accounting policy. For non-current financial assets refer to Notes 2 (e), (g) and (h) for the impairment accounting policy.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw Materials - purchase cost on a first-in-first-out basis; and
- Work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs, and
- Infrastructure Components – Components held for resale or conversion into fixed in-ground installations for traffic contracts are carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(k) Trade and other receivables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the general accounting policies for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ending 30 June 2005

Trade receivables were recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when the collection of the full amount was no longer probable. Bad debts were written off as incurred.

(l) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(m) Interest-bearing loans and borrowings

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest-bearing loans and borrowings applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized.

Accounting policies applicable for the year ending 30 June 2005

All loans were measured at the principal amount. Interest was recognized as an expense as it accrued.

Bills of exchange and promissory notes were carried at the principal amount plus deferred interest.

Debentures were carried at the present value of the liability being the principal amount less debenture discount. Interest was recognized on an effective yield basis.

(n) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable than an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(o) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(p) Employee Benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

Long Service Leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(q) Share Based payment transactions

The Group provides benefits to employees, including directors, of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a Black Scholes model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Redflex Holdings Limited.

The fair value is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date").

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. The opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled transaction is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(r) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

The following specific recognition criteria must also be met before revenue is recognised:

Revenue from Sale of Goods and Services-

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be reasonably measured. Revenue on certain fixed price contracts where the Group provides systems development integration and installation services are recognised over the contract term based on the percentage of completion. The percentage of completion methodology is used where the contract outcome can be reliably measured, control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Under this method, revenue recognised is measured by the percentage of costs incurred to date to total estimated costs for each contract. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract. Where the contract outcome cannot be reliably measured revenue is recognised only to the extent that costs have been incurred and are recoverable.

Revenue from fee for service contracts -

Revenue in the United States is principally derived from fees and traffic citations issued in jurisdictions where the company's equipment is located. Revenue is recognised when a traffic infraction is recorded by the company's equipment in various jurisdictions. The company records an allowance on revenues based on historical collection rates and citation enforceability.

Additional revenue in the United States is derived from the sale of photo enforcement equipment to municipal governments under fixed contracts. Revenue on these equipment sales is recorded when delivery of the system occurs.

Deferred Revenue

Certain company's sales include the sale of equipment combined with the provision of services for a period not exceeding one year. Revenue is recognised based on a commercial equipment sales margin and service revenue is deferred and recognised over the period of service. Deferred revenue principally represents payments received for which services remain to be provided. Amounts are recognised as revenue when service has been provided.

Interest revenue

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest income applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Revenue is recognized as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Accounting policies applicable for the year ending 30 June 2005

Revenue is recognized when the Group's right to receive payment is established.

(s) Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary differences associated with investments in associates, subsidiaries and investments in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

- when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss; or;
- when the deductible temporary difference is associated with investments in associates, subsidiaries and investments in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same tax authority.

(t) Other Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except:

- When the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and;
- Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(u) Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

(v) Derecognition of financial assets and financial liabilities

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable to the derecognition of financial assets and financial liabilities for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

(i) Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is de-recognised when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

(ii) Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

Accounting policies applicable for the year ending 30 June 2005

(i) Financial assets

A financial asset was derecognised when the contractual right to receive or exchange cash no longer existed.

(ii) Financial liabilities

A financial liability was derecognised when the contractual obligation to deliver or exchange cash no longer existed.

(w) Borrowing Costs

Borrowing costs are expensed as incurred.

(x) Government grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual installments.

(y) Derivative financial instruments and hedging

The Group has elected to apply the option available under *AASB 1 of adopting AASB 132 and AASB 139* from 1 July 2005. Outlined below are the general accounting policies for derivative financial instruments and hedging applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

The Group uses derivative financial instruments such as forward currency to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, are taken directly to net profit or loss for the year.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

For the purposes of hedge accounting, hedges are classified as:

- fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability;
- cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for as follows:

(i) Cash flow hedges

Cash flow hedges are hedges of the Group's exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

(ii) Derivative financial instruments and hedging.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is evoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

Accounting policies applicable for the year ending 30 June 2005

Forward exchange contracts

The Group enters into forward exchange contracts whereby it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies to protect the Group against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts were recognised at the date the contract was entered into. Exchange gains or losses on forward exchange contracts were recognised in net profit except those relating to hedges of specific commitments, which were deferred and included in the measurement of the sale or purchase.

(z) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under previous Australian Generally Accepted Accounting Principles (AGAAP) are shown in Note 26.

(aa) Earnings per share

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares, adjusted for any bonus element where applicable. Diluted EPS is calculated as the net profit attributable to members, adjusted for costs of servicing equity, the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(ab) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(ac) Trade and other payables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and ASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Accounting policies applicable for the year ending 30 June 2005

Trade payables and other payables are carried at costs which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

NOTE 3 SEGMENT INFORMATION

The Group's primary reporting format is business segments and its secondary format is geographical segments.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and services different markets.

The Traffic division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build Own Operate and Maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International Traffic business involves the sale of traffic enforcement products to those markets.

The Communications business involves the sale of a variety of communication based solutions to world markets, often via USA based prime contractors. This business has been treated as an operation classified as a disposal group held for sale as the current intent is that this business be divested.

The primary segmental split segregates the business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The Corporate division represents the Group's Head Office which is based in Melbourne, Australia.

All intersegment sales are made on an arms length basis and similar to transactions with third parties. Segment revenue, expense and result include transfers between business segments which are eliminated on consolidation.

Operating results by business and geographical segments are as follows:

Year ended 30 June 2006 Business Segments	Continuing Operations				Disposal group held for sale	Total Operations
	Corporate	USA Traffic	Australian Traffic	Total		
	$000	$000	$000	$000	$000	$000
Revenue						
Revenue from sale of goods and services to external customers	557	1,836	11,627	14,020	17,502	31,522
Revenue from fee for service contracts	0	40,120	0	40,120	0	40,120
Inter-segment revenue	0	0	11,509	11,509	0	11,509
Total segment revenue	**557**	**41,956**	**23,136**	**65,649**	**17,502**	**83,151**
Inter-segment elimination					0	(11,509)
Total Consolidated Revenue					**17,502**	**71,642**
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(3,022)	15,608	4,100	16,686	6,920	23,606
Depreciation	(30)	(9,461)	(253)	(9,744)	(303)	(10,047)
Amortisation	0	0	(569)	(569)	(786)	(1,355)
Segment result	(3,052)	6,147	3,278	6,373	**5,831**	**12,204**
Unallocated expenses					**0**	**0**
Profit before tax and finance charges					**5,831**	**12,204**
Finance charges					121	(435)
Profit before income tax					**5,952**	**11,769**
Income Tax Expense					(1,769)	(3,113)
Net Profit for the year					**4,183**	**8,656**
Assets and Liabilities						
Segment assets	0	75,338	18,275	93,613	11,120	104,733
Unallocated assets	8,739	0	0	8,739	0	8,739
Total assets	**8,739**	**75,338**	**18,275**	**102,352**	**11,120**	**113,472**
Segment liabilities	0	31,803	4,001	35,804	2,275	38,079
Unallocated liabilities	4,087	0	0	4,087	0	4,087
Total Liabilities	**4,087**	**31,803**	**4,001**	**39,891**	**2,275**	**42,166**
Other segment Information						
Capital expenditure	5	22,529	459	22,993	104	23,097
Impairment losses	0	550	0	550	0	550

Year ended 30 June 2005	Continuing Operations				Disposal group held for sale	Total Operations
Business Segments	Corporate	USA Traffic	Australian Traffic	Total		
	$000	$000	$000	$000	$000	$000
Revenue						
Revenue from sale of goods and services to external customers	0	2,328	5,677	8,005	8,389	16,394
Finance income	215	0	0	215	0	215
Revenue from fee for service contracts	0	29,723	0	29,723	0	29,723
Inter-segment revenue	0	0	9,176	9,176	0	9,176
Total segment revenue	215	32,051	14,853	47,119	8,389	55,508
Inter-segment elimination					0	(9,176)
Total Consolidated Revenue					8,389	46,332
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(2,299)	14,831	1,494	14,026	2,325	16,351
Depreciation	(71)	(5,843)	(191)	(6,105)	(380)	(6,485)
Amortisation	(0)	(0)	(487)	(487)	(701)	(1,188)
Segment result	(2,370)	8,988	816	7,434	1,244	8,678
Unallocated expenses					0	0
Profit before tax and finance charges					1,244	8,678
Finance charges					(22)	(321)
Profit before income tax					1,222	8,357
Income Tax Expense					(367)	(1,436)
Net Profit for the year					855	6,921
Assets and Liabilities						
Segment assets	0	53,865	8,770	62,635	12,738	75,373
Unallocated assets	9,125	0	0	9,125	0	9,125
Total assets	9,125	53,865	8,770	71,760	12,738	84,498
Segment liabilities	0	16,468	2,577	19,045	1,120	20,165
Unallocated liabilities	5,519	0	0	5,519	0	5,519
Total Liabilities	5,519	16,468	2,577	24,564	1,120	25,684
Other segment Information						
Capital expenditure	0	20,261	284	20,545	105	20,650
Impairment losses	0	0	0	0	0	0

Geographical Segments

The consolidated entity's geographical segments are determined by the Group's assets and operations. The following table represents revenue and certain asset information regarding geographical segments for the years ended 30 June 2006 and 2005.

Year ended 30 June 2006

	USA	Australia	Unallocated	Total
	$000	$000	$000	$000
Revenue				
Revenue from sale of goods and services to external customers	16,803	21,668	4,560	43,031
Revenue from fee for service contracts	40,120	0	0	40,120
Less revenue from operations classified as a disposal group held for sale	(11,811)	(1,723)	(3,968)	(17,502)
Total revenue from continuing operations	**45,112**	**19,945**	**592**	**65,649**
Inter-segment sales				(11,509)
Segment revenue				**54,140**
Other segment information				
Segment assets	74,674	29,396	0	104,070
Unallocated assets	0	9,402	0	9,402
Total assets	**74,674**	**38,798**	**0**	**113,472**
Capital expenditure	22,529	568	0	23,097

Year ended 30 June 2005

	USA	Australia	Unallocated	Total
	$000	$000	$000	$000
Revenue				
Revenue from sale of goods and services to external customers	5,469	17,734	2,367	25,570
Finance Income	0	0	215	215
Revenue from fee for service contracts	29,723	0	0	29,723
Other revenue from external customers	0	0	0	0
Less revenue from operations classified as a disposal group held for sale	0	(8,389)	0	(8,389)
Total revenue from continuing operations	**35,192**	**9,345**	**2,582**	**47,119**
Inter-segment sales				(9,176)
Segment revenue				**37,943**
Other segment information				
Segment assets	53,865	19,592	0	73,457
Unallocated assets	0	9,485	0	9,485
Total assets	**53,865**	**29,077**	**0**	**82,942**
Capital expenditure	20,261	389	0	20,650

NOTE 4 REVENUE AND EXPENSES

	Consolidated Entity		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Revenues and expenses from continuing operations				
Sale of goods and services	13,463	8,005	0	0
Revenue from fee for service contracts	40,120	29,723	0	0
Management fees	0	0	2,417	2,238
Finance revenue	557	215	529	170
Total Revenue	**54,140**	**37,943**	**2,946**	**2,408**
Depreciation, amortisation and impairment costs included in income statement				
Depreciation on assets in fee for service business	9,461	5,887	0	0
Depreciation of other assets	283	218	30	74
Amortisation of development costs	569	487	0	0
Impairment of Plant and Equipment	550	0	0	0
Employee benefits expense				
Wages and salaries	16,526	17,244	667	622
Payroll Benefits	1,556	765	85	0
Contract Labour	2,044	2,137	0	8
Superannuation	506	626	76	60
Payroll Taxes	1,287	1,234	57	41
Share-based payment expense	218	582	218	582
Other Payroll related costs	1,873	1,023	3	0
	24,010	**23,611**	**1,106**	**1,313**
Research and Development costs				
Expensed in administrative expenses	550	0	0	0

	Disposal Group held for sale	
	30 June 2006	30 June 2005
	$000	$000
Revenues and expenses from operations classified as a disposal group held for sale		
Sale of goods and services	17,502	8,389
Depreciation, amortisation and impairment costs included in income statement		
Depreciation of other assets	303	380
Amortisation of development costs	786	725
Employee benefits expense		
Wages and salaries	3,992	2,818
Payroll Benefits	238	0
Contract Labour	1,1039	291
Superannuation	304	254
Payroll Taxes	195	189
Other Payroll related costs	12	0
	5,780	**3,552**
Research and Development costs		
Expensed in administrative expenses	50	38

NOTE 5 INCOME TAX

	Consolidated Entity		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Major components of income tax expense for the years ended 30 June 2006 and 2005 are:				
Income statement				
Current Income Tax				
Current Income Tax charge	2,614	253	(32)	(95)
Adjustments in respect of current income tax of previous years	0	217	0	0
Deferred Income Tax	0	0	0	0
Relating to origination and reversal of temporary differences	(1,270)	599	0	0
Income tax expense reported in income statement	1,344	1,069	(32)	(95)
A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Consolidated entity's effective income tax rate for the years ended 30 June 2006 and 2005 is as follows:				
Accounting profit before tax from continuing operations	5,817	7,135	(107)	(899)
Profit before tax from operations classified as a disposal group held for sale	5,952	1,222	0	0
Accounting profit before income tax	11,769	8,357	(107)	(899)
At the statutory income tax rate of 30% (2005: 30%)	3,531	2,507	(32)	(269)
Adjustments in respect of current income tax of previous years	0	217	0	0
Impact of tax rate differential on foreign operations	235	167	0	0
Unrecognised tax losses brought to account	(390)	(1,236)	0	0
Research and Development concessions	(182)	(219)	0	0
Other	(81)	0	0	174
At effective income tax rate of 26.5% (Parent: 30%) (2005: 17%, Parent 30%)	3,113	1,436	(32)	(95)
Income tax expense reported in income statement	1,344	1,069	(32)	(95)
Income tax attributable to operation classified as a disposal group held for sale	1,769	367	0	0
	3,113	1,436	(32)	(95)

	Balance sheet		Income Statement	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Deferred Tax				
Deferred income tax at 30 June relates to the following:				
CONSOLIDATED				
Deferred Tax liabilities				
Accelerated depreciation for tax purposes	4,843	2,425	2,418	2,425
Capitalised development costs	1,024	2,293	(1,269)	2,293
Gross Deferred Tax Liabilities	5,867	4,718		
CONSOLIDATED				
Deferred tax assets				
Post-employment benefits	333	245	(88)	(245)
Provisions	320	498	178	(498)
Taxable profit on sale of cameras ahead of recognition in the accounts	1,900	798	(1,102)	(798)
Losses available for offset against future taxable income	5,132	3,725	(1,407)	(2,578)
Gross Deferred Tax Assets	7,685	5,266		
Deferred Tax Charge			(1,270)	599

The consolidated entity has tax losses arising in Australia with a tax value of $Nil (2005: $141,000) that are available indefinitely for offset against taxable profits of the companies in which the losses arose. The consolidated entity has capital losses arising in Australia with a tax value of $390,000 which have been recognised as a deferred tax asset.

The consolidated entity also has tax losses arising in USA with a tax value of $5.132 million (2005: $3.725 million) that are available indefinitely for offset against taxable profits of the companies and in the country in which the losses arose.

At 30 June 2006 there is no recognised or unrecognised deferred income tax liability (2005: $Nil) for taxes that would be payable on the unremitted earnings of the consolidated entity's subsidiaries, as the consolidated entity has no liability for additional taxation should such amounts be remitted.

Tax Consolidation

Redflex Holdings Limited and its 100% Australian owned subsidiaries are a tax consolidated group effective from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated Group is Redflex Holdings Limited.

Tax effect accounting by members of the tax consolidated group

In preparing the accounts for Redflex Holdings Limited for the financial year ended 30 June 2006, the following amounts have been recognized as tax consolidation contribution adjustments:

	Parent company	
	30 June 2006	30 June 2005
	$000	$000
Total increase to tax expense of Redflex Holdings Limited	0	0
Total increase (reduction) to intercompany assets of Redflex Holdings Limited	0	0
Total increase (reduction) to equity accounts of Redflex Holdings Limited	3,258	(664)

NOTE 6 OPERATIONS CLASSIFIED AS A DISPOSAL GROUP HELD FOR SALE

Within the company's presentations of the 31 December, 2005 results, Redflex Holdings Limited announced the decision of its board of directors to divest the operations of Redflex Communication Systems, a company that designs, integrates and installs voice and data communication systems for the commercial and defence markets, and is a separate business segment that is part of the Australian operations.

The board has decided that the Communications business will be divested to allow the full focus and resources of the company to be applied to the digital Traffic camera photo enforcement business. The disposal of Redflex Communications Systems is currently being negotiated. As at 30 June 2006, Redflex Communications Systems was classified as a disposal group held for sale.

The results for Redflex Communications systems for the year are presented below:

	30 June 2006 $000	30 June 2005 $000
Revenue	17,502	8,389
Expenses	(11,550)	(7,167)
Profit before tax from operations classified as a disposal group held for sale	5,952	1,222
Income tax expense		
- related to pretax profit	(1,769)	(367)
- related to measurement to fair value	0	0
Net profit attributable to operations classified as a disposal group held for sale	4,183	855

Cash Flow Information	30 June 2006 $000
Net cash flow from operating activities	5,575
Net cash flow from investing activities	(26)
Net cash flow from financing activities	(6,187)
Net cash outflow	(638)

The major classes of assets and liabilities of Redflex Communications Systems Pty Ltd measured at the lower of carrying amount and fair value less costs to sell as at 30 June 2006 are as follows:

	30 June 2006 $000
Assets	
Intangibles	5,944
Plant and Equipment	289
Inventory	2,517
Prepayments	60
Trade and other receivables	1,657
Cash and cash equivalents	653
Assets classified as a disposal group held for sale	11,120
Liabilities	
Trade Creditors and Payables	108
Accrued Liabilities	370
Provisions - Current	214
Provisions – Non Current	129
Deferred Tax Liability	1,454
Liabilities directly associated with non-current assets classified as a disposal group held for sale	2,275
Net assets attributable to operations classified as a disposal group held for sale	8,845

To calculate earnings per share for operations classified as a disposal group held for sale, the weighted average number of ordinary shares for both basic and diluted is as per the above table. The following table provides the profit figure used as the numerator:

	30 June 2006	30 June 2005
	$000	$000
Net profit attributable to ordinary equity holders of the parent from operations classified as a disposal group held for sale	4,183	855
For basic earnings per share	4.81 cents	1.01 cents
For diluted earnings per share	4.70 cents	0.96 cents

NOTE 7 EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year adjusted for the effects of dilutive options not yet converted to shares.

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	Consolidated	
	30 June 2006	30 June 2005
	$000	$000
Net profit attributable to equity holders from continuing operations	4,473	6,066
Profit attributable to equity holders from operations classified as a disposal group held for sale	4,183	855
Net Profit attributable to equity holders of the parent	8,656	6,921
Net Profit attributable to ordinary shareholders of the parent for basic and diluted earnings per share	8,656	6,921
	Thousands	Thousands
Weighted average number of ordinary shares for basic earnings per share	86,906	84,448
Effect of dilution – share options not yet converted to shares	2,135	5,048
Adjusted weighted average number of ordinary shares for diluted earnings per share	89,041	89,496
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	1,245	473

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

NOTE 8 DIVIDENDS PAID AND PROPOSED

There were no dividends paid or proposed during the financial year (2005: Nil).

	Consolidated	
	30 June 2006	30 June 2005
	$000	$000
Franking credit balance		
The amount of franking credits available for the subsequent financial year are;		
- franking account balance as at the end of the financial year at 30% (2005: 30%)	253	0
- franking credits that will arise from the payment of income tax payable as at the end of the financial year	3,258	253
- franking debits that will arise from the payment of dividends as at the end of the financial year	0	0
- franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date	0	0
- franking credits that the entity may be prevented from distributing in the subsequent year	0	0
The amount of franking credits available for future reporting periods:	3,511	253
- impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period	0	0
	3,511	253

The tax rate at which proposed dividends will be franked is 30% (2005 – 30%).

NOTE 9 CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Cash at bank and in hand	4,666	3,344	94	44
Short-term deposits	6,898	5,000	5,695	5,000
	11,564	8,344	5,789	5,044

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates

Short term deposits are made for periods between one day and three months depending on the immediate cash requirements of the consolidated entity, and earn interest at the respective short-term deposit rates

The fair value of cash and cash equivalents is $11,564,000 (2005: $8,344,000).

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Reconciliation of Cash				
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following at 30 June:				
Cash at bank and in hand	4,666	3,344	94	44
Short-term deposits	6,898	5,000	5,695	5,000
	11,564	8,344	5,789	5,044
Cash at bank and in hand relating to operations classified as a disposal group held for sale	653	0	0	0
	12,217	8,344	5,789	5,044
Reconciliation from the net profit after tax to the net cash flows from operations				
Net Profit/(Loss) after Income Tax	**8,656**	**6,921**	**(75)**	**(804)**
Non Cash Flow Items				
Depreciation Expense	10,047	6,485	30	74
Amortisation of Intangibles	1,355	1,229	0	0
Provision for Employee Entitlements	590	(261)	26	(7)
Impairment PP&E and Capitalised Development Costs	550	0	0	0
Share Based Payments	218	582	218	582
Change in Operating Assets and Liabilities				
Decrease/(Increase) in Security Deposits	0	(183)	191	(242)
Decrease/(Increase) in Prepayments	143	158	18	337
Decrease/(Increase) in Receivables – Non Current	0	0	(5,676)	(3,972)
Decrease/(Increase) in Receivables - Current	(3,720)	(1,451)	187	0
Decrease/(Increase) in Inventories	(1,524)	(2,240)	0	0
Decrease/(Increase) in Deferred Tax Asset	(2,421)	(3,581)	(7)	(743)
Increase/(Decrease) in Deferred Revenue	267	(255)	0	0
Increase/(Decrease) in Deferred Income Tax Liability	2,602	4,504	0	2,079
Increase/(Decrease) in Provision for Taxation	3,005	252	3,005	253
Increase/(Decrease) in Payables	698	2,592	(188)	263
Net Cash from Operating Activities	20,446	14,752	(2,271)	(2,180)

Disclosure of financing facilities is shown in Note 17.

Disclosure of non-cash financing and investing activities is shown in Note 17.

NOTE 10 TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Trade Receivables	11,858	9,251	0	78
Provision for doubtful debts	(181)	(124)	0	0
	11,677	9,127	0	78
Other Receivables	1,061	1,808	93	878
Provision for doubtful debts	(499)	(1,231)	0	(676)
	562	577	93	202
	12,239	9,704	93	280

Trade receivables are non-interest bearing and are generally on 30 day terms

NOTE 11 INVENTORIES

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Raw Materials – at cost	0	1,447	0	0
Work in Progress – at cost	3,290	4,090	0	0
Infrastructure Components – at cost	9,083	7,482	0	0
Provision for write-downs	(524)	(500)	0	0
	11,849	12,519	0	0

Infrastructure components represent items held to manufacture photo enforcement camera systems primarily for use within the business rather than for resale

NOTE 12 OTHER FINANCIAL ASSETS (NON-CURRENT)

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Controlled entities	0	0	37,754	68,746
Provision for non-recovery	0	0	(15,485)	(15,485)
Other Corporations	0	784	0	784
Provision for non-recovery	0	(784)	0	(784)
	0	0	22,269	53,261

NOTE 13 PROPERTY PLANT AND EQUIPMENT

	Consolidated				Parent Company		
Year ended 30 June 2006	Plant and equipment	Furniture & other	Computer Equipment	Total	Furniture & other	Computer Equipment	Total
	$000	$000	$000	$000	$000	$000	$000
At 1 July 2005, net of accumulated depreciation and impairment	36,104	507	1,664	38,275	16	45	61
Additions	20,799	535	1,763	23,097	6	4	10
Disposals	(54)	0	0	(54)	0	0	0
Attributable to operation classified as a disposal group held for sale	(237)	(13)	(39)	(289)	0	0	0
Impairment	(550)	0	0	(550)	0	0	0
Depreciation for the year	(9,217)	(184)	(646)	(10,047)	(11)	(19)	(30)
Exchange adjustment	1,656	28	98	1,782	0	0	0
At 30 June 2006, net of accumulated depreciation and impairment	48,501	873	2,840	52,214	11	30	41
At 1 July 2005							
Cost	50,821	1,015	2,649	54,485	634	105	739
Accumulated depreciation and impairment	(14,717)	(508)	(985)	(16,210)	(618)	(60)	(678)
Net Carrying amount	36,104	507	1,664	38,275	16	45	61
At 30 June 2006							
Cost	71,505	1,575	4,294	77,374	639	109	748
Accumulated depreciation and impairment	(23,004)	(702)	(1,454)	(25,160)	(628)	(79)	(707)
Net Carrying amount	48,501	873	2,840	52,214	11	30	41

Impairment loss

The impairment loss of $550,000 represents the write-down of certain property, plant and equipment to recoverable amount predominantly in Redflex Traffic Systems Inc.

During the year certain camera systems installed in contracted cities within the USA were unable to generate revenue due to legislative and customer constraints. The company considers the likelihood of an early resumption to revenue generating activities as low and has recorded an impairment loss accordingly.

The recoverable amount was based on value in use and was determined at the cash generating unit level, being USA Traffic. In determining value in use, cash flows were discounted at 13% on a pre tax basis.

Leased assets

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 30 June 2006 is $1,136,000 (2005: $566,000).

Leased assets and assets under hire purchase contracts are pledged as security for the related finance lease and hire purchase liabilities, the amount pledged is equal to the outstanding finance lease and hire purchase obligation as disclosed in Note 21.

Year ended 30 June 2005	Consolidated				Parent Company		
	Plant and equipment	Furniture & other	Computer Equipment	Total	Furniture & other	Computer Equipment	Total
	$000	$000	$000	$000	$000	$000	$000
At 1 July 2004, net of accumulated depreciation and impairment	26,187	186	927	27,300	224	30	254
Additions	19,135	525	990	20,650	5	31	36
Disposals	(26)	(2)	(9)	(37)	(155)	0	(155)
Depreciation for the year	(6,165)	(126)	(194)	(6,485)	(58)	(16)	(74)
Exchange adjustment	(3,027)	(76)	(50)	(3,153)	0	0	0
At 30 June 2005, net of accumulated depreciation	36,104	507	1,664	38,275	16	45	61
At 1 July 2004							
Cost	35,237	783	1,720	37,740	793	105	898
Accumulated depreciation and impairment	(9,050)	(597)	(793)	(10,440)	(600)	(44)	(644)
Net Carrying amount	26,187	186	927	27,300	193	61	254
At 30 June 2005							
Cost	50,821	1,015	2,649	54,485	634	105	739
Accumulated depreciation and impairment	(14,717)	(508)	(985)	(16,210)	(618)	(60)	(678)
Net Carrying amount	36,104	507	1,664	38,275	16	45	61

NOTE 14 INTANGIBLES

Year ended 30 June 2006

	Consolidated			Parent Company		
	Development Costs	Goodwill	Total	Development Costs	Goodwill	Total
	$000	$000	$000	$000	$000	$000
At 1 July 2005, net of accumulated depreciation and impairment	8,371	400	8,771	0	400	400
Additions	5,280	0	5,280	0	0	0
Attributable to operation classified as a disposal group held for sale (net)	(5,944)	0	(5,944)	0	0	0
Amortisation for the year	(1,354)	0	(1,354)	0	0	0
Grant received	(1,204)	0	(1,204)	0	0	0
Exchange adjustment	0	0	0	0	0	0
At 30 June 2006, net of accumulated depreciation and impairment	5,149	400	5,549	0	400	400
At 1 July 2005						
Cost	11,484	400	11,884	0	400	400
Accumulated amortisation and impairment	(3,113)	0	(3,113)	0	0	0
Net Carrying amount	8,371	400	8,771	0	400	400
At 30 June 2006						
Cost	7,096	400	7,496	0	400	400
Accumulated depreciation and impairment	(1,947)	0	(1,947)	0	0	0
Net Carrying amount	5,149	400	5,549	0	400	400

Development costs are capitalised at cost. This intangible asset has been assessed as having a finite life and is amortised using the straight line method over a period of 10 years. The asset is tested for impairment where an indicator of impairment arises.

An impairment loss of $33,000 was charged for continuing operations in the 2006 financial year. The impairment loss represents the write-down of certain previously capitalised development costs in Redflex Traffic Systems Pty Ltd where recovery is now considered unlikely. The impairment loss has been recognised in cost of sales in the Income Statement.

Prior to the process of disposal of Redflex Communication Systems Pty Ltd, recoverable amount testing was performed, as there were several impairment indicators present triggering the requirement to undertake recoverable amount testing.

The recoverable amount was based on fair value less costs to sell and was determined at the cash-generating unit level consisting of the Australian based assets of Redflex Communication Systems Pty Ltd relating to the reportable Communications segment.

Government grants received in relation to development costs are offset against the expenditure incurred.

Year ended 30 June 2005

	Consolidated			Parent Company		
	Development Costs	Goodwill	Total	Development Costs	Goodwill	Total
	$000	$000	$000	$000	$000	$000
At 1 July 2004, net of accumulated depreciation	6,813	400	7,213	0	400	400
Additions	4,064	0	4,064	0	0	0
Impairment	0	0	0	0	0	0
Grant received	(1,294)	0	(1,294)	0	0	0
Amortisation for the year	(1,212)	0	(1,212)	0	0	0
At 30 June 2005, net of accumulated depreciation	8,371	400	8,771	0	400	400
At 1 July 2004						
Cost	8,714	400	9,114	0	400	400
Accumulated depreciation and impairment	(1,901)	0	(1,901)	0	0	0
Net Carrying amount	6,813	400	7,213	0	400	400
At 30 June 2005						
Cost	11,484	400	11,884	0	400	400
Accumulated depreciation and impairment	(3,113)	0	(3,113)	0	0	0
Net Carrying amount	8,371	400	8,771	0	400	400

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to the Australian Traffic business as the cash generating unit for impairment testing.

Goodwill was acquired upon the acquisition of the business and business assets of Poltech Pty Ltd in 2003 and is impairment tested on an annual basis. The recoverable amount of the Australian Traffic segment has been determined based upon a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five year period.

	Consolidated		Parent Company	
		Traffic Segment		Traffic Segment
	30 June 06	30 June 05	30 June 06	30 June 05
	$000	$000	$000	$000
Carrying amount of goodwill	400	400	400	400

Key assumptions used in cash flow projections to undertake impairment testing of goodwill are:

- Basis used to determine the value assigned to budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year increased for marginal expected efficiency improvements.
- The yield on a five year Government Bond rate consistent with external informational sources is utilised.
- Projected cash flows have been discounted by 13% (2005: 13%).
- Revenue growth has been forecast based on average historical rates.

The basis used to determine the value assigned to the materials and labour is the CPI forecast for Australia where resources are used.

NOTE 15 EMPLOYEE BENEFITS

Subsequent to 30 June 2006 Redflex established a Long Term Incentive Plan (LTIP) for executives. The LTIP was announced in July 2006 and the Rules for Australian and United States executives are published on Redflex's website.

The LTIP is based on grants of Performance Rights which vest into shares on a 1 for 1 basis at no cost to the employee subject to satisfaction of performance hurdles. Settlement of the Performance Rights can be made in either cash or ordinary shares at the directors' discretion.

The performance measure is Redflex Holdings Limited's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group consisting of companies in the S&P/ASX 300 at grant date over the same period. TSR is calculated as the change in capital value of Redflex Holdings Limited over a five-year period, plus dividends expressed as a percentage of the opening capital value.

The performance period is generally expected to be three years, however, the initial offers were transitional arrangements with shorter performance periods designed to provide a degree of continuity of long term incentives to executives who previously participated in the company's Employee Option Plan.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if Redflex Holdings Limited's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights in a grant will vest if the company's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If the company's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

Pursuant to the Redflex Executive Share Plan (ESP) the company has issued shares to Graham Davie, the Chief Executive Officer. In view of the establishment of the Long Term Incentive Plan, no further shares are expected to be issued to Mr Davie except a maximum of 68,249 shares provided performance hurdles are met. Details regarding Mr Davie's remuneration are included in the Remuneration Report.

An Employee Option Plan (EOP) exists whereby Redflex could grant non-transferable options to executives and certain members of staff. Options were issued in accordance with performance guidelines established by the directors, for $nil consideration and the options expire after 5 years. Performance conditions relate only to remaining in service during the vesting period. The options were not quoted on the ASX. No options were issued during the year ended 30 June 2006 and no further options are expected to be granted under the EOP.

Value of Options granted to certain USA employees

The difference between the market price and the exercise price at the time of exercise in respect of options granted to our USA employees gives rise to a tax deduction within our USA subsidiary. The value of these tax deductions are recouped directly in the Employee Equity Benefits Reserve to the extent they exceed the tax value of the expense recorded in relation to the options.

Issue of Options

During the year ended 30 June 2006, no options were issued.

Forfeiture of Options

32,000 unlisted RDFAT employee options at an approximate exercise price of $2.75 were forfeited due to resignation of an employee.

Employee Options

	RDFAO		RDFAR		RDFAS		RDFAT	
Grant date	21/5/2001		26/9/2003		26/9/2003		1/6/2004	
Vesting date	20/5/2001		(i)		(i)		(ii)	
Expiry date	20/5/2006		5 years		5 years		5 years	
Weighted average exercise price	$1.52		$0.50		$0.5859		$2.0600	
	Number	WAEP	Number	WAEP	Number	WAEP	Number	WAEP
Number of options outstanding at the beginning of the year	60,000	$1.52	1,500,000	$0.50	1,930,000	$0.61	1,348,000	$2.55
Number of options exercised	(60,000)	$1.52	(1,500,000)	$0.50	(1,055,000)	$0.62	(56,000)	$2.65
Number of options expired or forfeited	0		0		0		(32,000)	
Number of options outstanding at the end of the year	0	$1.52	0	$0.50	875,000	$0.63	1,260,000	$2.98
Date options exercised	21/5/2006		Various		Various		Various	
Number of shares issued	60,000		1,500,000		1,055,000		56,000	
Fair Market Value	$2.12		$2.68		$2.95		$3.39	

(i) All RDFAR and RDFAS options are fully vested.

(ii) The vesting dates for RDFAT options are one third on each of 1 June 2005, 2006 and 2007.

There are no performance hurdles relating to these options.

The weighted average remaining contractual life for the share options outstanding as at 30 June 2006 is between 1 and 6 years (2005: 1 and 6 years).

The range of exercise prices for options outstanding at the end of the year was $0.63 to $2.98.

Fair Values of Options

The fair value of each option is estimated on the date of the grant using a Black-Scholes option formula, for 2005 and 2006, with the following weighted average assumptions used for grants made on 30 June 2004, 2003 and 2002. The valuation of the options was performed independently by Pitcher Partners.

Black-Scholes option formula	RDFAR	RDFAS	RDFAT
Share price	0.89	0.89	2.22
Exercise price	0.50	0.5859	2.06
Expected volatility	33%	33%	33%
Risk-free interest rate	5.21%	5.21%	5.52%
Expected life of option	5 years	5 years	5 years

The dividend yield reflected the assumption that no dividend has been previously paid and that no dividend will be paid until at least 30 June 2006. The expected life of the option is the maximum period allowable and is not necessarily indicative of exercise patterns that may occur. The expected volatility is determined with reference to peer companies and is designed to be indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after 1 July 2004 are:

	RDFAR	RDFAS	RDFAT	Total
Number of options	1,800,000	2,655,000	1,348,000	5,803,000
Weighted average fair value	$	$	$	$
30 June 2005	112,144	227,724	242,037	581,905
30 June 2006	14,519	61,959	100,494	176,972
30 June 2007	0	0	35,999	35,999

Superannuation

The consolidated entity has arranged Group superannuation plans whereby the employee and the employer contribute varying amounts of superannuation, depending on an employee's remuneration package. Employees have the choice of which superannuation fund they wish to participate in. In addition, the consolidated entity had during the year ended 30 June 2006 a statutory responsibility to contribute 9% of an Australian employee's salary, which is also paid to a number of funds as directed by each employee. All of the economic entities' responsibilities in respect to superannuation commitments relating to the year ended 30 June 2006 have been discharged. All relevant superannuation funds are Accumulation Funds and accordingly there is no unfunded liability as at this date.

NOTE 16 TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Current				
Trade payables	7,192	6,696	169	357
Deferred revenue	441	174	0	0
	7,633	6,870	169	357
Non-Current				
Amount Payable to Controlled Entities	0	0	7,950	6,565
	0	0	7,950	6,565

Trade payables are non-interest bearing and are normally settled on 30 day terms. Other payables are non-interest bearing and have an average term of 60 days.

Deferred revenue represents payments received for which services remain to be provided. Amounts are recognised as revenue only when service has been provided. Deferred revenue normally applies to periods under one year in duration.

NOTE 17 INTEREST-BEARING LOANS AND BORROWINGS

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Current				
Obligations under finance leases and hire purchase contracts	280	126	0	0
	280	126	0	0
Non-Current				
Obligations under finance leases and hire purchase contracts	560	340	0	0
Bank Borrowings	21,230	12,336	0	0
	21,790	12,676	0	0

Redflex Traffic Systems Inc, a 100% owned subsidiary of Redflex Holdings Limited, has a USD19 million (AUD26 million) secured Revolving Credit Facility to fund the growth within the USA Traffic Division. Harris Trust and Savings Bank (now Harris N. A. Bank) was granted a first and only priority senior security interest over all the assets of Redflex Traffic Systems Inc and its subsidiaries. The loan principal is not required to be repaid within the next twelve months and is available for redraw to the facility limit if repaid.

Lease liabilities are secured by way of a charge over the leased assets.

Financing facilities available

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Total facilities:				
Bank Borrowings	26,025	17,060	0	0
Facilities used at reporting date				
Bank Borrowings	21,230	12,336	0	0
Security for Letters of Credit issued to customers	637	599	0	0
Facilities unused at reporting date				
Bank Borrowings	4,158	4,125	0	0

NOTE 18 PROVISIONS

	Consolidated			Parent Company
	Long Service Leave	Provision for warranty	Total	Long Service Leave
	$000	$000	$000	$000
At 1 July 2005	816	225	1,041	169
Arising during the year	742	209	951	46
Utilised during the year	(450)	(136)	(586)	(20)
Less Provisions attributable to operations classified as a disposal group held for sale	(281)	(62)	(343)	0
	827	236	1,063	195
Current 2006	740	236	976	177
Non current 2006	87	0	87	18
	827	236	1,063	195
Current 2005	634	225	859	154
Non current 2005	182	0	182	15
	816	225	1,041	169

Maintenance warranties

A provision is recognised for expected warranty claims on products sold during the last two years, based on past experience of the level of repairs and make good costs.

It is expected that most of these costs will be incurred in the next financial year and all will have been incurred within two years of the balance sheet date.

Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period for products.

NOTE 19 CONTRIBUTED EQUITY AND RESERVES

	Consolidated	
	30 June 2006	30 June 2005
	$000	$000
Ordinary shares:		
Issued and Fully Paid	80,959	79,318

Movements in ordinary shares on issue	Number of shares Thousands	$000
At 1 July 2004	83,141	73,633
Issued during the year by -		
Conversion of options	965	623
Issue of shares under Executive Remuneration Plan	78	0
Share Purchase Plan	1,476	5,062
At 1 July 2005	85,660	79,318
Issued during the year by -		
Conversion of options	2,671	1,641
Issue of shares under Executive Remuneration Plan	131	0
At 30 June 2006	88,462	80,959

Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Nature and purpose of reserves

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of teh financial staement of self sustaining foreign subsidiaries.

It is also used to record the net investments hedged in these subsidiaries.

	Consolidated			Parent Company	
	Foreign currency translation	Employee equity benefits reserve	Total	Employee equity benefits reserve	Total
	$000	$000	$000	$000	$000
Other Reserves					
At 1 July 2004	0	1,178	1,178	1,178	1,178
Effect of exchange rate movement	(3,153)	0	(3,153)	0	0
Tax benefit from share based payments re employee options	0	634	634	634	634
Cost of share based payments	0	582	582	582	582
At 30 June 2005	(3,153)	2,394	(759)	2,394	2,394
Cost of share based payments	0	218	218	218	218
Effect of exchange rate movement	1,977	0	1,977	0	0
At 30 June 2006	(1,176)	2,612	1,436	2,612	2,612

NOTE 20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The consolidated entity's principal financial instruments comprise bank loans, finance leases, hire purchase contracts, and cash and short-term deposits.

The main purpose of these financial instruments is to raise finance for the Group's operations. The consolidated entity has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The consolidated entity also enters into derivative transactions, including principally interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance. It is, and has been throughout the period under review, the consolidated entity's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, liquidity risk, foreign currency risk and credit risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long-term debt obligations with a floating interest rate. The Group has decided not to fix interest rates at this point in time. The weighted average interest rate at 30 June 2006 is 6.24%.

Foreign currency risk

As a result of significant investment operations in the United States, the Group's balance sheet can be affected significantly by movements in the USD/AUD exchange rates. Prior to the years presented, the Group did not seek to hedge this exposure, but following the increased focus of the Group on the US market, the Group has changed its policy. The Group now seeks to mitigate the effect of its structural currency exposure by holding all interest bearing borrowings in USD.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's functional currency.

Forward currency contracts, where used must be in the same currency as the hedged item.

It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

Commodity price risk

The Group's exposure to price risk is minimal.

Credit risk

The Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

There are no significant concentrations of credit risk within the Group.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents and available-for-sale financial assets the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Since the Group trades only with recognised third parties, there is generally no requirement for collateral.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, finance leases and hire purchase contracts.

The Group's policy is that not more than 35% of borrowings should mature in any 12-month period. At 30 June 2006, 9.4% of the Group's debt will mature in less than one year (2005: 16.3%).

Fair values

Set out below is a comparison by category of carrying amounts and fair values of all of the Group's financial instruments recognised in the financial statements, including those classified under operations classified as a disposal group held for sale

Market values have been used to determine the fair value of listed available-for-sale investments.

The fair values of derivatives and borrowings have been calculated by discounting the expected future cash flows at prevailing interest rates. The fair values of loan notes and other financial assets have been calculated using market interest rates.

	Carrying amount		Fair value	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
CONSOLIDATED				
Financial assets				
Cash	11,564	8,344	11,564	8,344
Security deposits	1,252	1,423	1,252	1,423
Receivables – Trade and Other	12,239	9,704	12,239	9,704
	25,055	**19,471**	**25,055**	**19,471**
Financial Liabilities				
Interest Bearing Bank Borrowings	21,230	12,336	21,230	12,336
Lease Liabilities	860	466	860	466
Payables	7,192	6,921	7,192	6,921
	29,282	**19,723**	**29,282**	**19,723**
PARENT COMPANY				
Financial assets				
Cash	5,789	5,044	5,789	5,044
Security deposits	636	827	636	827
Receivables – Trade and Other	93	280	93	280
Receivables – Other Corporations	22,269	53,261	22,269	53,261
	28,787	**59,412**	**28,787**	**59,412**
Financial Liabilities				
Payables – Trade and Other	169	357	169	357
Payables – Other Corporations	7,950	6,565	7,950	6,565
	8,119	**6,922**	**8,119**	**6,922**

Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments that are exposed to interest rate risk:

Year ended 30 June 2006

CONSOLIDATED	<1 year $000	>1-<2 yrs $000	>2-<3 yrs $000	>3-<4 yrs $000	>4-<5 yrs $000	>5 yrs $000	Total $000
FINANCIAL ASSETS							
Floating rate							
Cash assets	11,564	0	0	0	0	0	11,564
Weighted average effective interest rate	5.5%						5.5%
FINANCIAL LIABILITIES							
Fixed rate							
Obligations under finance leases and hire purchase contracts	280	287	187	67	18	1	840
Weighted average effective interest rate	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%
Floating rate							
Bank Borrowings	0	0	0	21,230	0	0	21,230
Weighted average effective interest rate				6.24%			

Year ended 30 June 2005

CONSOLIDATED	<1 year $000	>1-<2 yrs $000	>2-<3 yrs $000	>3-<4 yrs $000	>4-<5 yrs $000	>5 yrs $000	Total $000
FINANCIAL ASSETS							
Floating rate							
Cash assets	8,344	0	0	0	0	0	8,344
Weighted average effective interest rate	5.0%						5.0%
FINANCIAL LIABILITIES							
Fixed rate							
Obligations under finance leases and hire purchase contracts	126	96	81	81	81	1	466
Weighted average effective interest rate	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%
Floating rate							
Bank Borrowings	0	0	0	12,336	0	0	12,336
Weighted average effective interest rate				5.49%			

Year ended 30 June 2006

PARENT COMPANY	<1 year $000	>1-<2 yrs $000	>2-<3 yrs $000	>3-<4 yrs $000	>4-<5 yrs $000	>5 yrs $000	Total $000
FINANCIAL ASSETS							
Floating rate							
Cash assets	5,789	0	0	0	0	0	5,789
Weighted average effective interest rate	5.5%						

Year ended 30 June 2005

PARENT COMPANY	<1 year $000	>1-<2 yrs $000	>2-<3 yrs $000	>3-<4 yrs $000	>4-<5 yrs $000	>5 yrs $000	Total $000
FINANCIAL ASSETS							
Floating rate							
Cash assets	5,044	0	0	0	0	0	5,044
Weighted average effective interest rate	5.0%						

Interest on financial instruments classified as floating rate is re-priced at intervals of less than one year.

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

The other financial instruments of the Group and the parent company that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The bank borrowings are scheduled for repayment by 16 August 2008. All other financial liabilities mature in one year or less for both 2005 and 2006 except for lease payments as shown in Note 17.

Hedging activities

Redflex Holdings Limited, on behalf of the Communications business, occasionally takes out foreign currency options pertaining to future receivables which are either known or can be reliably estimated and denominated in USD. Should the AUD/USD be below the strike price the options will be allowed to lapse and the more favourable rates taken on the day. At 30 June 2006 there were no outstanding currency options.

Foreign currency options of USD8.8 million expiring on 22 July 2005 were purchased on 7 July 2005. These options were acquired to ensure the USD receivables were converted at no worse than an exchange rate of USD/AUD of 75 cents. The options were converted upon receipt of advance payments under Redflex Communications contracts.

There were no outstanding foreign currency contracts at 30 June 2006.

NOTE 21 COMMITMENTS AND CONTINGENCIES

a. Bank Indemnity Guarantees

The company's bankers have issued indemnity guarantees to certain customers in respect of rental deposits and bid bonds of $1,252,451 (2005: $1,422,590)

b. Structured equity funding for Visible Voice Unit Trust

Redflex Holdings Limited entered into a licensing arrangement with an investment partnership in June 2000 which provided, amongst other things:

- A one-off four year license fee paid to Redflex of $10 million whereby the partnership licensed certain rights over the Visible Voice software. This amount was held on deposit to secure financiers to the Syndicate and Redflex's obligations shown below.
- Payments of $2.6 million by the partnership to Redflex to commercialise Visible Voice during the years ended 30 June 2000 and 30 June 2001;
- Royalty payments by Redflex over the term of the license of a minimum of $375,000, and up to 12% of gross sales applicable to certain geographical regions; and
- An obligation in the form of a put option for Redflex to subscribe for equity in the partnership, for an amount of no more than the proceeds of (1) above

The cash proceeds of $10 million referred to above, and accrued interest, has not been booked as income or as an asset in the books of Redflex as a corresponding liability existed for the put option referred to above. These amounts were offset as part of the fund windup proceedings in July 2004.

In relation to the above, contingent liabilities exist in the form of any claims that may be substantiated by the partnership in circumstances where Redflex is in breach of the agreements entered into. The company has been advised by the manager of the partnership, that the Australian Taxation Office has issued amended assessments, to each partner, which disallows the deductions claimed by each partner.

At this stage, the company understands that investors have now negotiated a settlement with the ATO based on the ATO's revised assessments. A requirement of the settlement involves a reversal of the tax deductions originally claimed by the Partners. As a result of the denied deductions the company has applied to the ATO for a Compensating Adjustment to reverse the previously declared taxable income to which the denied deductions related.

The partnership and the transaction are in the process of being wound up in accordance with the transaction agreements. Part of the process established at the time of the transaction gives the partners the option to dispose of their interest in Visible Voice by way of the issue of an Exit Notice in accordance with transaction documents.

The Exit Price is to be calculated in accordance with the terms of the transaction agreements, and may be paid in shares in Redflex Holdings Limited or cash, at the sole option of Redflex. The company has received an Exit Notice and a calculation by the Partnership of the Exit Price due to the partners.

The Exit Price proposed by the Partners is disputed by Redflex on the basis that it has not been properly calculated in accordance with the terms of the transaction documentation. The Partnership has calculated the Exit Price as approximately $5.2 million, which would equate to the issue of 2,102,175 shares in Redflex Holdings Limited (or approximately 2.5% of the issued capital).

Redflex, having regard to all provisions relating to this calculation set out in the transaction documents, and having sought legal advice in this regard, has calculated the Exit Price at $28,683, and has made payment of that amount. The Partners have advised that they intend to pursue a claim. If the Partners initiate court action, substantial costs in defending the action will be incurred.

The company has sought professional advice on the implications of the Partnership and the ATO's actions, and the directors advise that at this stage they do not believe that the issue of the revised assessments by the ATO, or the Exit Notice issued by the Partnership, have given rise to any liability of the company under the transaction.

c. Contract expiry and make-good costs

The Build Own Operate Maintain business within the USA Traffic division is based on individual contracts with cities generally with terms of 5 years or less. Under some of these contracts and in the event a city decides to cancel or not renew their contract, the company may be responsible for the removal of equipment and any associated make-good costs. Given the reliance on future events it is not possible to quantify any potential liability with respect to this matter.

d. Operating lease commitments – Group as lessee

The Group has entered into commercial leases on certain computer equipment where it is not in the best interest of the Group to purchase the assets.

Operating leases also pertain to leased premises in both Australia and the USA with expiry dates varying from one year to less than three years.

Renewal options exist on all major leased premises at the company's discretion for periods of up to 5 years.

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Within 1 year	1,965	1,700	685	625
After 1 year but not more than 5 years	1,734	2,779	457	1,042
More than 5 years	0	0	0	0
	3,699	4,479	1,142	1,667

The weighted average interest rate on operating leases at 30 June 2006 was 8.35%.

e. Finance lease commitments – Group as lessee

	Consolidated			
	30 June 2006 Minimum lease payments	30 June 2006 Present value of payments	30 June 2005 Minimum lease payments	30 June 2005 Present value of payments
	$000	$000	$000	$000
Within 1 year	306	280	126	97
After 1 year but not more than 5 years	599	560	412	369
Total minimum lease payments	905	840	538	466
Less amounts representing finance charges	(65)	0	(72)	0
Present value of minimum lease payments	840	840	466	466

f. Capital commitments

At 30 June 2006 the Group has commitments of $498,000 (2005: $432,000) principally relating to the installation of camera systems in contracted cities within Redflex Traffic Systems Inc's Build Own Operate Maintain business in the USA. The company has contracts with numerous cities and municipalities within the USA. The terms of contract specify that Redflex can install a number of cameras up to a specified limit provided Redflex and the customer agree on the location and suitability of the proposed installs. Accordingly, the company has obligations to install further camera systems for these customers, however, it is not possible to determine how many will ultimately be installed. Accordingly the commitments shown represent only those where firm orders have been placed with contractors for current installations.

The commitments contracted for at reporting date, but not provided for are:

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Within one year	498	432	0	0
After one year but not more than five years	0	0	0	0
Longer than five years	0	0	0	0
	498	432	0	0

NOTE 22 RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Redflex Holdings Limited and the subsidiaries listed in the following table:

Shares in controlled entities	Country of Incorporation	% Equity interest		Investment	
		30 June 2006	30 June 2005	30 June 2006	30 June 2005
Controlled Entities of Redflex Holdings Limited					
Redflex Limited	Australia	100	100	3,357	2,693
Aerospace Systems Ltd	Australia	100	100	100	100
Redflex Traffic Systems Inc	USA	100	100	36,004	0
				39,461	2,793
Controlled Entities of Redflex Limited					
Redflex Communications Systems Pty Ltd	Australia	100	100		
Redflex Communications Pty Ltd	Australia	100	100		
Redflex Finance Pty Ltd	Australia	100	100		
APR Investments Pte Ltd (a)	Singapore	100	100		
Controlled Entities of Redflex Communications Systems Pty Ltd					
Redflex Communication Systems Inc	USA	100	100		
Controlled Entities of Redflex Traffic Systems Inc					
Redflex Traffic Systems Pty Ltd	Australia	100	100		
Redflex Traffic Systems (Australia) Pty Ltd	Australia	100	100		
RTS (R&D) Pty Ltd	Australia	100	100		
Redflex Traffic Systems (California) Inc	USA	100	100		

The parent company and ultimate holding company is Redflex Holdings Limited, which is incorporated in Australia.

During the financial year previous balances shown as intercompany debt and eliminated on consolidation between Redflex Holdings Limited and Redflex Traffic Systems Inc were converted to equity.

(a) This company is not audited by Ernst & Young.

Terms and conditions of transactions with related parties

Sales to and purchases from related parties are made in arms length transactions at both normal market prices and normal commercial terms.

These transactions relate to the day to day activities between companies in the Group and the following amounts represent the net movements in loan balances during the year.

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Provision of interest free unsecured loans to wholly owned subsidiaries (at call)				
- from related entities	0	0	7,950	6,565
- to related entities	0	0	22,269	53,261

NOTE 23 EVENTS AFTER BALANCE SHEET DATE

There were no significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.

NOTE 24 AUDITOR'S REMUNERATION

	Consolidated		Parent Company	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	$000	$000	$000	$000
Amount received or due and receivable by Ernst & Young for:				
An audit or review of the financial report of the entity and any other entity in the consolidated entity	139	134	139	134
Other services in relation to the entity and any other entity in the consolidated entity for:				
- assurance related	35	31	35	31
Amount received or due and receivable by related practices of Ernst & Young (Australia) for:				
- audits of subsidiaries	166	118	0	0
	340	283	174	165

NOTE 25 DIRECTOR AND EXECUTIVE DISCLOSURES

The company has adopted Regulation 2M.6.04 which exempts listed companies from providing certain AASB 124 remuneration disclosures in the notes to the financial report. The disclosures are included in the Remuneration Report forming part of the Directors' Report and will be audited. These disclosures will be available in the complete set of audited financial statements.

Shareholdings of directors and executives

Directors

Shares held in Redflex Holdings Limited	Ordinary shares at 30 June 2005	Granted as remuneration	Conversion of Options	Bought (Sold) on market	Ordinary shares at 30 June 2006
Directors					
Chris Cooper	769,996	0	0	221,000	990,996
Robin Debernardi	3,104,373	0	0	150,891	3,255,264
Graham Davie	1,167,301	130,929	0	0	1,298,230
Peter Lewinsky	44,716	0	0	0	44,716
Bruce Higgins	0	0	1,500,000	(1,467,498)	32,502
	5,086,386	130,929	1,500,000	(1,095,607)	5,621,708

Executives

Shares held in Redflex Holdings Limited	Ordinary shares at 30 June 2005	Granted as remuneration	Conversion of Options	Bought (Sold) on market	Ordinary shares at 30 June 2006
Executives					
Brad Kay	146,495	0	20,000	(80,000)	86,495
Karen Finley	8,463	0	270,000	(209,606)	68,857
Aaron Rosenberg	0	0	240,000	(240,000)	0
Mark Etzbach	0	0	0	0	0
Richard Eden	0	0	0	0	0
	154,958	0	530,000	(529,606)	155,352

NOTE 26 TRANSITION TO AIFRS

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with Australian Generally Accepted Accounting Principles (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 2. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004, the Group's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS.

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

Exemptions applied

AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively.

The Group has taken the following exemptions:

- Comparative information for financial instruments is prepared in accordance with AGAAP and the company and Group have adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.
- AASB 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before 1 July 2004.
- Cumulative currency translation differences for all foreign operations are deemed to be zero as at 1 July 2004.
- AASB 2 Share-based Payment has not been applied to any equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2005.

Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 1 July 2004

	Note	Consolidated Entity			Redflex Holdings Limited		
		AGAAP	AIFRS Impact	AIFRS	AGAAP	AIFRS Impact	AIFRS
		$000	$000	$000	$000	$000	$000
Current Assets							
Cash and Cash Equivalents		2,780	0	2,780	127	0	127
Security Deposits		1,240	0	1,240	585	0	585
Trade and Other Receivables		8,178	0	8,178	686	0	686
Inventories		10,279	0	10,279	0	0	0
Prepayments		354	0	354	354	0	354
Total Current Assets		22,831	0	22,831	1,752	0	1,752
Non-Current Assets							
Receivables		0	0	0	49,727	0	49,727
Investments	E	0	0	0	3,740	109	3,849
Deferred Tax Asset	C	0	119	119	0	0	0
Property Plant and Equipment		27,966	0	27,966	254	0	254
Intangibles Assets and Goodwill	C	8,372	(1,159)	7,213	380	0	380
Total Non-Current Assets		36,338	(1,040)	35,298	54,101	109	54,210
Total Assets		59,169	(1,040)	58,129	55,853	109	55,962
Current Liabilities							
Trade and Other Payables		4,699	0	4,699	93	0	93
Interest Bearing Borrowings		3,974	0	3,974	0	0	0
Income Tax Payable		0	0	0	0	0	0
Provisions		816	0	816	56	0	56
Total Current Liabilities		9,489	0	9,489	149	0	149
Non Current Liabilities							
Interest Bearing Borrowings		233	0	233	0	0	0
Non-Interest Bearing Borrowings		0	0	0	6,399	0	6,399
Provisions		262	0	262	120	0	120
Total Non Current Liabilities		495	0	495	6,519	0	6,519
Total Liabilities		9,984	0	9,984	6,668	0	6,668
Total Net Assets		49,185	(1,040)	48,145	49,185	109	49,294
Equity							
Equity attributable to equity holders of the parent company							
Contributed Equity		73,633	0	73,633	73,633	0	73,633
Reserves	B,D,E	(7,802)	8,980	1,178	0	1,178	1,178
Accumulated Losses	C,D,E	(16,646)	(10,020)	(26,666)	(24,448)	(1,069)	(25,517)
Total Equity		49,185	(1,040)	48,145	49,185	109	49,294

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 30 June 2005

	Note	Consolidated Entity AGAAP $000	Consolidated Entity AIFRS Impact $000	Consolidated Entity AIFRS $000	Redflex Holdings Limited AGAAP $000	Redflex Holdings Limited AIFRS Impact $000	Redflex Holdings Limited AIFRS $000
Current Assets							
Cash and Cash Equivalents		8,344	0	8,344	5,044	0	5,044
Security Deposits		1,423	0	1,423	827	0	827
Trade and Other Receivables		9,704	0	9,704	280	0	280
Inventories		12,519	0	12,519	0	0	0
Prepayments		196	0	196	18	0	18
Total Current Assets		32,186	0	32,186	6,169	0	6,169
Non-Current Assets							
Receivables		0	0	0	53,261	0	53,261
Investments	G	0	0	0	3,457	(664)	2,793
Property Plant and Equipment	F	38,939	(664)	38,275	61	0	61
Deferred Income Tax Asset	B,G	5,208	58	5,266	743	(692)	51
Intangibles Assets and Goodwill	A,C	10,649	(1,878)	8,771	340	60	400
Total Non-Current Assets		54,796	(2,484)	52,312	57,862	(1,296)	56,566
Total Assets		86,982	(2,484)	84,998	64,031	(1,296)	62,735
Current Liabilities							
Trade and Other Payables		6,870	0	6,870	357	0	357
Interest Bearing Borrowings		126	0	126	0	0	0
Income Tax Payable		253	0	253	253	0	253
Provisions		859	0	859	154	0	154
Total Current Liabilities		8,108	0	8,108	764	0	764
Non Current Liabilities							
Interest Bearing Borrowings		12,676	0	12,676	0	0	0
Non-Interest Bearing Borrowings		0	0	0	6,565	0	6,565
Deferred Income Tax Liability	C,G	5,299	(581)	4,718	2,079	(2,079)	0
Provisions		182	0	182	15	0	15
Total Non Current Liabilities		18,157	(581)	17,576	8,659	(2,079)	6,580
Total Liabilities		26,265	(581)	25,684	9,423	(2,079)	7,344
Total Net Assets		60,717	(1,903)	58,814	54,608	783	55,391
Equity							
Equity attributable to equity holders of the parent company							
Contributed Equity		79,318	0	79,318	79,318	0	79,318
Reserves	B,D,E	(10,955)	10,196	(759)	0	2,394	2,394
Accumulated Losses	B,C,D,E,F	(7,646)	(12,099)	(19,745)	(24,710)	(1,611)	(26,321)
Total Equity		60,717	(1,903)	58,814	54,608	783	55,391

Income Statement for the year ended 30 June 2005

	Note	Consolidated Entity AGAAP	Consolidated Entity AIFRS Impact	Consolidated Entity AIFRS	Redflex Holdings Limited AGAAP	Redflex Holdings Limited AIFRS Impact	Redflex Holdings Limited AIFRS
		$000	$000	$000	$000	$000	$000
Continuing operations							
Sale of goods and services		8,005	0	8,005	0	0	0
Revenue from fee for service contracts		29,723	0	29,723	0	0	0
Management fees		0	0	0	2,238	0	2,238
Finance revenue		215	0	215	170	0	170
		37,943	0	37,943	2,408	0	2,408
Cost of Goods sold							
Cost of sales		5,733	0	5,733	0	0	0
Cost of fee for service contracts		6,425	0	6,425	0	0	0
		12,158	0	12,158	0	0	0
Gross Profit		25,785	0	25,785	2,408	0	2,408
Marketing related expenses		2,174	0	2,174	0	0	0
Administrative related expenses	B,C	6,769	1,072	7,821	2,671	582	3,253
Program management costs		1,546	0	1,546	0	0	0
Amortisation of intangibles	A	527	(60)	487	40	(40)	0
Depreciation on fee for service contracts		5,887	0	5,887	0	0	0
Depreciation - other		218	0	218	74	0	74
		17,121	1,012	18,133	2,785	542	3,327
Profit from continuing operations before tax and financing costs		8,664	(1,012)	7,652	(377)	(542)	(919)
Interest		(517)	0	(517)	20	0	20
Profit before income tax		8,147	(1,012)	7,135	(357)	(542)	(899)
Income tax expense	F	(286)	(783)	(1,069)	95	0	95
Profit After Tax from continuing operations		7,861	(1,795)	6,066	(262)	542	(804)
Operation classified as a disposal group held for sale							
Profit after tax from operation classified as a disposal group held for sale	B,C,E,F	1,139	(284)	855	0	0	0
Net Profit attributable to members for the period		9,000	(2,079)	6,921	(262)	(542)	(804)

	Item	AGAAP	AIFRS	Impact	
				CONSOLIDATED	PARENT
A	Amortisation of goodwill	Goodwill acquired under a business combination was previously amortised over a 10 year period	Goodwill is not amortised under AASB 3 "Business Combinations"	Equity at transition – Nil effect	Equity at transition– Nil effect
				Equity at 30 June 2005 – increase to intangible assets and reduction to accumulated losses by previously amortised goodwill of $60,000	Equity at 30 June 2005 – as per consolidated
				Profit for 30 June 2005 – increase to profit of $60,000	Profit for 30 June 2005 – as per consolidated
B	Share based payments	Share based payments and options were not required to be expensed through the Income Statement	Share-based payment costs are charged to the income statement under AASB 2 "Share-based Payments"	Equity at transition – no effect	Equity at transition – no effect
				Equity at 30 June 2005 – increase to reserves of $582,000, increase to deferred tax asset for tax effect of $58,000 and increase in accumulated losses of $524,000 to recognise the expensed options. Net effect of Nil	Equity at 30 June 2005 – as per consolidated
				Profit for 30 June 2005 – decrease to profit of $524,000	Profit for 30 June 2005 – as per consolidated
C	Capitalised Development costs	Research costs were previously capitalised and amortised over the expected useful life of the products being developed.	Costs incurred in the research phase of the development of an internally generated intangible are expensed under AASB 138 "Intangible Assets",	Equity at transition – decrease in capitalised research and development costs of $1,159,000. Increase in accumulated losses of $1,040,000 and increase in deferred tax asset of $119,000.	No effect
				Equity at 30 June 2005 – Decrease to capitalised research and development costs of $1,937,000, decrease to deferred tax liability of $581,000 and increase in accumulated losses of $1,298,000	
				Profit for 30 June 2005 – Decrease to profit of $493,000	

D	Foreign Currency Translation Reserve	The FCTR was previously recorded from exchange rate movements over periods prior to 1 July 2004	The FCTR is to be reset to zero upon the introduction of AIFRS	Equity at transition – the foreign currency translation reserve was reduced by $7,802,000.Accumulated losses increased by $7,802,000. Net effect nil. Equity at 30 June 2005 – the Foreign currency translation reserve was reduced by $7,802,000. Accumulated losses increased by $7,802,000. Net effect nil. Profit for 30 June 2005 – no effect	No effect
E	Income tax expense	Any tax benefit arising from the value of options was fully credited to income tax expense	The value of the tax deductions available to the Group for USA based employee options in excess of that expensed via the Income statement is brought to account through Reserves	Equity at transition – Increase in reserves and increase in accumulated losses of $1,178,000. Net effect nil. Equity at 30 June 2005 – Increase in reserves and increase in accumulated losses of $1,812,000. Net effect nil. Profit for 30 June 2005 – no effect	Equity at transition – Increase in reserves and increase in accumulated losses of $1,178,000. Net effect nil. Equity at 30 June 2005 – as per consolidated Profit for 30 June 2005 – as per consolidated
F	Fixed Assets	Restatement of prior period balances for incorrect take up of Deferred Tax Accounting. This restatement does not arise from transition to AIFRS. Restatement only impacts 2005 year. Restated EPS is shown at Note 7.	Restatement of prior period balances for incorrect take up of Deferred Tax Accounting. This restatement does not arise from transition to AIFRS. Restatement only impacts 2005 year. Restated EPS is shown at Note 7.	Equity at transition – no effect Equity at 30 June 2005 – Fixed assets reduced and accumulated losses increased by $664,000 Profit for 30 June 2005 –income tax expense increased by $664,000	No effect
G	Taxation of consolidated groups	The parent entity is required to record Deferred Tax Assets, Deferred Tax Liabilities and current tax payable relating to all entities in the Australian Tax Consolidated Group	The parent entity is required to only record current tax payable relating to all entities in the Australian Tax Consolidated Group under UIG 1052. Restatement of prior period balances is required to reverse recorded Deferred Tax Assets and Liabilities relating to subsidiaries in the Australian Tax Consolidated Group	No effect	Equity at transition – no effect Equity at 30 June 2005 – Deferred Tax Liability reduced by $2,079,000, Deferred Tax Asset decreased by $692,000 Investment in subsidiary reduced by $662,000 Profit for 30 June 2005 – no effect

Reconciliation of total equity under AIFRS to that reported in the half year report to 31 December 2005.

	30 June 2005 $000	1 July 2004 $000
Total equity under AIFRS reported in half year report to 31 December 2005	60,393	48,026
Restatement of income tax expense as described in note F above	(664)	0
Removal of tax effect on Foreign Currency Translation Reserve incorrectly included in the half year report	(972)	0
Sundry items	57	119
Total equity under AIFRS	58,814	48,145

Reconciliation of profit after tax under AIFRS to that reported in the half year report to 31 December 2005.

	30 June 2005 $000
Profit after tax under AIFRS reported in half year report to 31 December 2005	7,965
Restatement of income tax expense as described in note F above	(664)
Transition adjustment to income tax expense in relation to options as described in note E.	(634)
Reduction in income tax expense in relation to share based payments expense and sundry items	254
Profit after tax under AIFRS	6,921

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ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent audit report to members of Redflex Holdings Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Redflex Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 26 to 31 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report.

Audit opinion

In our opinion:

1. the financial report of Redflex Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Redflex Holdings Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained on pages 26 to 31 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.



Ernst & Young



David Petersen
Partner
Melbourne
29 September 2006

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange and not shown elsewhere in this report is as follows. This information is current as at 29 August 2006.

There were 3,441 holders of fully paid Ordinary Shares. The voting rights attached to these shares are such that every member present in person or represented by proxy or representative shall have one vote and on a poll every member present or by proxy or representative shall have one vote for every share held.

The distribution schedule of holders of fully paid Ordinary Shares is:

Holding Range	Number of Holders	Units	% of Issued Capital
1 – 1,000	619	400,714	0.45
1,001 – 5,000	1,459	3,965,228	4.48
5,001 – 10,000	581	4,419,269	5.00
10,001 – 100,000	700	18,476,852	20.89
100,001 – over	82	61,199,911	69.18
	3,441	88,461,974	100.00

The names and percentage holding of the twenty largest holders of fully paid Ordinary Shares are:

Name	Units Held at end of period	% of Issued Capital
Westpac Custodian Nominees Limited	6,687,096	7.56
Thorney Holdings Pty Ltd	6,039,655	6.83
National Nominees Limited	4,491,929	5.08
Investaco Pty Ltd	3,718,052	4.20
Ms Cheng Man Oy	3,525,636	3.99
J P Morgan Nominees Australia Limited	3,054,872	3.45
Mr Melford Henry Russell Roberts	2,867,404	3.24
ANZ Nominees Limited <Cash Income A/C>	2,629,818	2.97
Invia Custodian Pty Limited <Black A/C>	2,461,610	2.78
Nellstar Pty Ltd	1,938,864	2.19
Vertex Bianca Nominees Pty Ltd	1,924,973	2.18
O'Connor Holdings Pty Ltd	1,653,519	1.87
Coningsby Nominees Pty Ltd <Super Fund A/C>	1,489,315	1.68
RBC Dexia Investor Services Australia Nominees Pty Limited	1,093,150	1.24
Mr Graham William Davie	906,677	1.02
Silverlene Pty Ltd	790,147	0.89
Cogent Nominees Pty Ltd	754,628	0.85
Blue Jade Pty Ltd	731,829	0.83
Dorion Holdings Pty Ltd	674,277	0.76
Mrs Elizabeth Geraldine Cooper	670,124	0.76
Top 20 Holders of Ordinary Fully Paid Shares	48,103,575	54.38

Substantial Shareholders

The names of substantial shareholders who have notified the company in accordance with section 671B of the Corporations Act 2001 are:

	Shares
Thorney Holdings Pty Ltd	8,451,265
Renaissance Smaller Companies Pty Ltd	7,053,769
J P Morgan Chase & Co	6,333,763

Option Holder Information

At 6 September 2006 there were no quoted options over Ordinary Shares.

Share Register

The register of securities is kept by Computershare Investor Services Pty Ltd at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, Australia.

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CORPORATE DIRECTORY

DIRECTORS

Mr. Chris Cooper - Chairman

Mr. Robin Debernardi - Non Executive Director

Mr. Peter Lewinsky - Non Executive Director

Mr. Graham Davie - Chief Executive Officer

Mr. Bruce Higgins - Executive Director

Ms. Marilyn Stephens - Company Secretary

REGISTERED OFFICE

Redflex Holdings Limited
Redflex Traffic Systems Pty Ltd
Redflex Communications Systems Pty Ltd
31 Market Street
South Melbourne
Victoria 3205, Australia

OVERSEAS OFFICES

Redflex Traffic Systems Inc.
15020 North 74th Street
Scottsdale, Arizona 85260, USA

Redflex Traffic Systems Inc.
Suite 106, 6076 Bristol Parkway
Culver City, California 90230, USA

Redflex Communication Systems Inc.
Suite 201, 11495 Sunset Hills Road,
Reston Virginia 20190, USA

AUDITORS

Ernst & Young
8 Exhibition Street
Melbourne, Victoria 3000, Australia

SHARE REGISTRY

Computershare Investor Services Limited
Yarra Falls
452 Johnston Street
Abbotsford, Victoria 3067, Australia

BANKERS

Commonwealth Bank of Australia
385 Bourke Street
Melbourne, Victoria 3000, Australia

Harris N.A. Bank
111 West Monroe Street
Chicago, Illinois 60603, USA


REDFLEX
HOLDINGS

REDFLEX HOLDINGS LIMITED
31 Market Street, South Melbourne, Victoria 3205, Australia.
Tel: (03) 9674 1888 Fax: (03) 9699 3566 Web: www.redflex.com.au

Redflex Executes Two New Photo Enforcement Contracts

21 November 2006

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce its execution of new contracts with the Village of Oak Lawn, Illinois and the City of Richland Hills, Texas

Village of Oak Lawn, Illinois
The Village of Oak Lawn, IL has a population in excess of 55,000 and is a suburb of the Chicago metropolitan region.

The contract with the Village of Oak Lawn is for up to 12 red light enforcement locations with a term of three years plus two two-year automatic renewals.

"Earlier this year, SB 2405 was signed into law, thus deleting all previous population restrictions thereby permitting much of the State of Illinios to utilize the Redflex solution for increased public safety. Building on our efforts in Chicago and Bellwood, we are pleased with the positive energy we are achieving under this new enabling legislation" stated Karen Finley, CEO.

City of Richland Hills, Texas
The City of Richland Hills, Texas is part of the Dallas/Ft. Worth metropolitan area, and is located in Northeast Tarrant County.

The contract with the City of Richland Hills is for up to 10 red light enforcement locations with a term of three years plus three one-year automatic renewals.

Redflex Traffic Systems Inc has contracts with over 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

Redflex executes Two New Texas Photo Enforcement Contracts

14th November 2006

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce its execution of new contracts with the Cities of Longview and Harlingen, Texas.

City of Longview, Texas
The City of Longview, Texas has a daytime population in excess of 90,000 and as the county seat of Gregg County, Longview is considered the visitor hub for Eastern Texas.

The contract with the City of Longview is for up to 20 red light enforcement locations with a term of three years plus three one-year automatic renewals.

City of Harlingen, Texas
The City of Harlingen, Texas has a fulltime population of over 60,000 and is located in the centre of the lush Rio Grande Valley at the southern tip of Texas in the Gulf Coast region.

The contract with the City of Harlingen is for up to 20 red light enforcement locations with a term of three years plus three one-year automatic renewals.

"Our first contract in the State of Texas was announced in November of 2005. Over the last 12 months we have partnered with more then 10 new Texas cities and I could not be more pleased with our sustained rate of expansion across this great State" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with over 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

100 US Cities supported by Redflex through our partnership with the City of SeaTac Washington for Red Light and Speed Enforcement Applications

26 October 2006

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce its execution of a contract with the City of SeaTac, Washington.

City of SeaTac, Washington
The City of SeaTac, Washington has a population in excess 35,000 and is located in King County. It is home to and named after the Seattle-Tacoma International Airport.

The City of SeaTac awarded the contract to Redflex as a result of a competitive tender. The contract is for a term of three years, plus two two-year automatic renewal terms, and is for up to 10 red light enforcement locations and various city-wide designated locations for speed enforcement.

With Sea-Tac airport servicing over 29 million passengers in 2005, we are looking forward to partnering with the City of SeaTac to assist with addressing the community's exceptional traffic safety needs that often arise from this type of unique geographic circumstance.

"Wow, looking back over the past few years, it is amazing what we have accomplished as an organization. In 2002, we supported under 20 contracts and now we support 100. I could not be more proud of our entire organization and the accomplishments we have achieved" said Karen Finley, Redflex CEO.

Redflex Traffic Systems Inc has contracts with 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

RECEIVED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

2006 DEC 12 A 9:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Performance Rights**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**657,114 issued**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Performance Rights issued under the terms of RHL's Long Term Incentive Plan for Executives.** **Details of the Plan were announced on 26 July 2006. Performance Rights vest into shares on a 1 for 1 basis at no cost to the executive subject to satisfaction of performance hurdles; the performance measure being RHL's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group of companies in the S&P/ASX300 over the same period.** **The performance period for these Rights is 3 years - 1 October 2006 to 1 October 2009.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue pursuant to RHL's Long Term Incentive Plan for Executives.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**25 October 2006**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
88,596,974	**Ordinary Shares (RDF)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5	Employee shares fully paid (RDFAI)
		740,000	Options expiring 30 September 2008, exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS).
		1,260,000	Options expiring 2 June 2009 exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT).
			Performance Rights:
		275,649	Performance Period 1 July 2006 to 1 October 2007
		462,877	Performance Period 1 July 2006 to 1 October 2008
		657,114	Performance Period 1 October 2006 to 1 October 2009

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Redflex Executes Two New Photo Enforcement Contracts

24 October 2006

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce its execution of contracts with the cities of Montebello, California and Moses Lake, Washington.

City of Montebello, California
The City of Montebello, California has a full-time population in excess 63,000 and is located in Los Angeles County. Montebello was awarded to Redflex as the result of a competitive tender.

The contract with the City of Montebello is for enforcement at up to 10 locations, with a term of three years plus two, two-year automatic renewals.

"We are particularly proud of this new contract as the City of Montebello has been supported by a major Redflex competitor since 2003. Anytime you are selected in a competitive tender by an experienced end-user that is being supported by an incumbent service provider; it is a tremendous validation for your organization" said Karen Finley, CEO/President of Redflex Traffic Systems.

City of Moses Lake, Washington
Located in central eastern Washington State, the City of Moses Lake has a daytime population in excess 18,000.

Moses Lake was awarded to Redflex as the result of a competitive tender and is for red light enforcement at up to 10 locations, with a term of three years plus two, two-year automatic renewals.

"I could not be more proud of our entire organization and the accomplishments we have recently achieved. In the last 4 months alone, we have executed 14 new contracts. Our investments over the years in resources, infrastructure and technology are really taking root and blooming", said Karen Finely, Redflex CEO.

Redflex Traffic Systems Inc has contracts with 99 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**135,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully Paid Ordinary Shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.632 each**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Shares issued pursuant to the exercise of RDFAS options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**13 October 2006**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
88,596,974	Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5	Employee shares fully paid (RDFAI)
		740,000	Options expiring 30 September 2008, exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,260,000	Options expiring 2 June 2009 exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
			Performance Rights that vest into shares on a 1 for 1 basis at no cost to the employee subject to satisfaction of performance hurdles; the performance measure being RHL's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group of companies in the S&P/ASX300 over the same period.
		275,649	Performance Period 1 July 2006 to 1 October 2007
		462,877	Performance Period 1 July 2006 to 1 October 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.